Form 10-K, Exhibit 13
period 1996-12-31
FINANCIAL SECURITY ASSURANCE HOLDINGS LTD/NY/
filed 1997-03-24
CIK 913357

EXHIBIT 13

[page 16 of 1996 Annual Report]

Selected Financial Data

Dollars in millions, except per
share data                                1996          1995          1994          1993          1992

Summary of Operations (a)
Gross premiums written                 $   177.0     $   110.7     $   106.4     $   127.4    $   131.1
Net premiums written                       121.0          77.6          77.8          65.0         78.4
Net premiums earned                         90.4          69.3          65.8          63.4         63.9
Net investment income                       65.1          49.0          46.6          47.9         47.0
Net income (loss)                           80.8      (b) 55.0          60.4    (c) (124.7)        43.5

Balance Sheet Data (a)
Total investments                        1,154.4       1,110.7         747.2         786.7        727.5
Total assets                             1,537.7       1,490.3       1,074.3       1,031.0      1,042.4
Deferred premium revenue, net              360.0         330.3         212.9         200.3        198.8
Loss and loss adjustment expense
  reserve, net                              42.2          50.2          35.6          36.0         58.7
Preferred stock                              0.7           0.7           0.7           -            -
Common stockholders' equity                800.6         777.2         544.7         542.0        609.2

Per Common Share Data (a)
Earnings (loss) per share                    2.64          2.13          2.32         (5.44)        1.90
Book value per share                        26.71         24.67         20.92         20.95    (d) 26.64
Dividends paid                               0.35          0.32          0.16     (e)  -        (e) 0.26

Additional Data
Qualified statutory capital                675.9         644.7         465.8         454.0        461.4
Total claims-paying resources (f)        1,359.8       1,138.7         807.1         767.3        769.6
Net par outstanding                     59,194.0      45,979.0      28,223.0      24,659.0     21,363.0
Net insurance in force
  (principal + interest)                93,704.0      75,360.0      45,825.0      41,667.0     37,334.0
Policyholders' leverage
  (risk-to-capital ratio)                  139:1         117:1          98:1          92:1         81:1

(a)  Prepared according to generally accepted accounting principles (GAAP).

(b) Includes the effect of a one-time general reserve charge of $15.4 million ($10.0 million after taxes) related to the Merger.

(c) Includes restructuring charge, goodwill and other non-recurring charges totaling $193.8 million after tax, as discussed in prior Annual Reports.

(d) Prior to 1993, book value per share does not include unrealized gains and losses, net of taxes, in accordance with SFAS No. 115.

(e) Dividends prior to 1994 are not comparable because the Company was not publicly held.

(f) Statutory capital + statutory unearned premium reserve + present value of future net installment premiums.

[pages 18 - 24 of 1996 Annual Report]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

     The 1996 results of Financial Security Assurance Holdings Ltd. (the Company) were positively affected by the Merger on December 20, 1995 of Capital Guaranty Corporation with a subsidiary of the Company. Capital Guaranty Corporation's operating subsidiary, Capital Guaranty Insurance Company (CGIC), became a subsidiary of Financial Security Assurance Inc. (FSA) and changed its name to Financial Security Assurance of Maryland Inc. The Merger provided for each Capital Guaranty Corporation share to be exchanged for 0.6716 share of the Company's common stock and cash of $5.69. The Company issued in the aggregate 6,051,661 common shares and aggregate cash of $51.3 million. The transaction value of the Merger, including transaction costs, was $208.6 million. The Merger was accounted for on a purchase accounting basis. In view of the short period between the date of the Merger and year-end 1995, the date of the Merger for accounting purposes is considered to be December 31, 1995. As a result, the accounting for the Merger has no effect on 1995 results of operations, except for the recording of a $15.4 million general loss reserve provision discussed below.

     The Company's adjusted book value per common share at December 31, 1996 was $34.53, up 12.0%, including dividends, since year-end 1995. Excluding realized and unrealized capital gains and losses, adjusted book value per share rose 12.9%, including dividends. Adjusted book value per common share is used by management and some equity analysts as a proxy for the Company's intrinsic value, exclusive of franchise value. It is defined as book value plus net deferred premium revenue plus the present value of future net installment premiums less deferred acquisition costs less tax effect. Adjusted book value is not a substitute for GAAP book value per common share.

     The Company discusses its financial results by breaking out various levels of its income statement in order to present a better analysis of underlying trends. Core net income represents net income before the after-tax effects of refundings and prepayments, net realized capital gains and losses, and other non-recurring adjustments. Core net income therefore represents the Company's normal operating results. Operating net income is core net income plus the after-tax effect of refundings and prepayments. This distinction between core and operating net income is important because higher-than-normal volumes of refundings and prepayments disproportionately increase earned premiums and could suggest a stronger earnings trend than the pace of originations would warrant. Net income, as reported, is operating net income plus the after-tax effects of capital gains and losses and other non-recurring adjustments, if any.

     The Company's net income for 1996 was $80.8 million, compared with $55.0 million for the same period in 1995, an increase of 46.7%. The increase was primarily attributable to higher core net income due to the Merger and lower provisions to the Company's general reserve for losses, partially offset by lower refundings and prepayments and lower capital gains. Earnings per share increased to $2.64 for 1996 from $2.13 for the same period in 1995.

     Operating net income was $78.7 million ($2.58 per share) for 1996 versus $60.3 million ($2.34 per share) for the comparable period in 1995, an increase of 30.5%. Core net income was $74.9 million ($2.45 per share) for 1996 versus $53.7 million ($2.08 per share) for the comparable period in 1995, an increase of 39.6%.

     The Company considers two measures of gross premiums originated for a given period. Gross premiums written captures premiums collected in the period, whether collected up front for business originated in the period, or in installments for business originated in prior periods. An alternative measure, the gross present value of premiums written (gross PV premiums written) reflects future installment premiums discounted to their present value, as well as upfront premiums, but only for business originated in the period. The Company considers gross PV premiums written to be the better indicator of a given period's origination activity because a substantial part of the Company's premiums are collected in installments, a practice typical of the asset-backed business. To calculate PV premiums, management estimates the life of each transaction that has installment premiums and discounts the future installment payments at an annual rate of 9.5%, a rate the Company has used consistently since it began calculating PV premiums.

     In a favorable operating environment, in which all of FSA's markets grew in size, FSA's overall insurance originations reached record levels in 1996. Gross PV premiums written increased 62.6% to $226.3 million from $139.1 million for 1995. The $125.8 million of asset-backed gross PV premiums written in 1996 was 70.4% higher than the $73.9 million written in 1995. Asset-backed production increased due to strong volume from FSA-insured securitization programs, as well as the execution of several large, high-premium transactions in the pooled corporate obligations sector. Asset-backed volume reached these levels even though FSA exercised restraint in certain highly competitive asset sectors, particularly the home equity loan sector, in order to maintain credit quality and acceptable returns on capital. For the municipal business, gross PV premiums increased 53.9% to $100.5 million in 1996 from $65.3 million in 1995, due to the Merger and increased demand for FSA-insured bonds.

     Gross premiums written increased 59.8% to $177.0 million for 1996 from $110.7 million for 1995.

     In 1996, the Company insured bonds totaling $31.1 billion, a 104.2% increase over the same period in 1995. Compared with the combined FSA and Capital Guaranty production in 1995, the increase would have been 68.8%. FSA's 1996 asset-backed par insured rose 91.9% to $18.9 billion while its municipal par insured rose 126.9% to $12.2 billion. Although par originated grew faster than PV premiums originated, average returns on equity exceeded the Company's target rate in both the municipal and asset-backed markets. The Company calculates a return on equity for each transaction based on a risk-weighted allocation of capital.

     Net premiums written were $121.0 million for 1996, an increase of 56.0% when compared with 1995. The increase in net premiums written was less than that of gross premiums written because the Company ceded increased amounts on a facultative basis for the asset-backed business in 1996 in order to maintain the diversity of risk in the Company's insured portfolio. This level of reinsurance may not continue at the same rate.

     Net premiums earned for 1996 were $90.4 million, compared with $69.3 million for 1995, an increase of 30.4%. Net premiums earned from refundings and prepayments were $10.3 million for 1996 and $13.8 million for the same period in 1995, contributing $3.8 million and $6.6 million to after-tax earnings. Core net premiums earned, which exclude the effects of refundings and prepayments, grew 44.3% (21.4% compared with the combined FSA and Capital Guaranty 1995 results). No assurance can be given that refundings and prepayments will continue at the level experienced in 1996 or 1995.

     Net investment income was $65.1 million for 1996 and $49.0 million for the comparable period in 1995, an increase of 32.9%. The increase in investment income is primarily due to additional invested assets acquired in the Merger. The Company's effective tax rate on investment income decreased to 20.0% for 1996 from 21.9% for 1995 as the holdings of tax-exempt securities increased. The Company realized $3.2 million of net capital gains for 1996, compared with realized net capital gains of $5.1 million and the net gain on the sale of a subsidiary of $2.2 million for the same period in 1995.

     The provisions for core losses and loss adjustment expenses for 1996 were $6.9 million, compared with $6.3 million for 1995, representing additions to the Company's general loss reserve. During 1996, the Company reclassified $9.0 million from its general reserve to case basis reserves. These case basis reserves were associated predominantly with certain residential mortgage transactions. Giving effect to all the 1996 events, the general reserve totaled $29.7 million at December 31, 1996. In 1995, the Company also recognized a one-time charge of $15.4 million to increase its general reserve to provide for the Capital Guaranty portfolio in a manner consistent with FSA's general reserving methodology. The additions to the general reserve represent management's estimate of the amount required to cover the net cost of claims adequately. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company's actual loss experience, its future mix of business, and future economic conditions.

     Total policy acquisition and other operating expenses were $40.2 million for 1996, compared with $30.6 million for the same period in 1995, an increase of 31.5%. Eliminating the effect of refundings and prepayments, core policy acquisition and other operating expenses would have increased 32.5%. The increase was primarily the result of higher deferred acquisition cost amortization, due to a higher level of premiums earned, and increased accruals for performance plan payouts, due to the addition of another plan year to the accrual base.

     Income before income taxes for 1996 was $109.8 million, up from $75.0 million, or 46.3%, for the same period in 1995.

     The Company's effective tax rate for 1996 was 26.4%, compared with 26.7% for the same period in 1995.

     The weighted average number of shares of common stock outstanding increased to 30,547,000 for 1996 from 25,797,000 for 1995. This increase was due to the issuance of new shares in the Merger, partially offset by a repurchase of shares as discussed below in "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995 VERSUS YEAR ENDED DECEMBER 31, 1994

     The Company's adjusted book value per common share at December 31, 1995 was $31.16, up 19.4%, including dividends, since year-end 1994.

     The Company's 1995 net income was $55.0 million, compared with $60.4 million for 1994, a decrease of 8.8%. The decrease was due primarily to the one-time charge of $15.4 million, or $10.0 million after taxes, to increase the general reserve to provide for the CGIC insured portfolio acquired in the Merger. As an independent company prior to the Merger, CGIC had not maintained a general reserve. This one-time increase to the general reserve was consistent with FSA's established reserving methodology. The decrease in earnings was partially offset by (i) higher capital gains, which contributed $3.3 million to net income for 1995, compared with capital losses of $2.5 million for 1994; and
(ii) the realization of a net after-tax gain of $1.4 million on the sale of a subsidiary after writing off certain previously capitalized expenses.

     Operating net income was $60.3 million for 1995 versus $62.8 million for 1994. This 4.1% decrease can be traced to lower contributions from refundings of $0.2 million and a decline in core net income to $53.7 million for 1995 from $56.0 million for 1994. The 4.2% decline in core net income resulted primarily from higher additions to the Company's general loss reserve and a higher effective tax rate on investment income, both of which are discussed below.

     The weighted average number of shares of common stock outstanding decreased to 25,797,000 for 1995 from 26,070,000 for 1994 because the Company repurchased stock to fund various equity-based compensation plans. Earnings per share for the year decreased to $2.13 for 1995 from $2.32 for 1994.

     Overall business origination was strong in 1995. Gross PV premiums written for the year 1995 increased by 34.4% to $139.1 million from the prior year's result of $103.5 million. Almost all the growth came from asset-backed business, where originations increased in all major product lines. Asset-backed gross PV premiums written grew 88.1% to $73.8 million in 1995, compared with $39.3 million the prior year. FSA insured asset-backed obligations with an aggregate gross par amount of $9.8 billion for 1995 and $5.6 billion for 1994.

     For the municipal business, gross PV premiums written in 1995 increased 1.7% to $65.3 million in 1995 from $64.2 million in 1994. Although FSA participated selectively in the municipal market in order to mitigate the effects of price competition and thereby achieved acceptable returns, municipal gross par insured increased at a faster rate than PV premiums, to $5.4 billion for 1995 from $4.4 billion for 1994. While the estimated total market par volume of municipal new issues was $156.2 billion, a decrease of 5% from the 1994 level, the par insured by the financial guaranty industry grew to $68.1 billion in 1995, 11% higher than in the prior year. The Company believes that the increased penetration of municipal bond insurance reflects both increased investor demand for insurance and efforts by some bond insurers to increase volume by reducing premiums.

     Gross premiums written increased 4.0% to $110.7 million for 1995 from $106.4 million for 1994. Net premiums written were $77.6 million for 1995, approximately equal to the $77.8 million written for 1994. Net premiums written were flat despite the increase in gross premiums written because the Company ceded more business under facultative reinsurance on asset-backed and international business to meet its internal single-risk limits.

     Net premiums earned for 1995 were $69.3 million, compared with $65.8 million for 1994, an increase of 5.5%. Premiums earned from refundings and prepayments were $13.8 million for 1995 and $14.2 million for 1994, contributing $6.6 million and $6.8 million, respectively, to after-tax earnings. Core net premiums earned for the year grew 7.9% relative to the 1994 result.

     Net investment income was $49.0 million for 1995 and $46.6 million for 1994, an increase of 5.1%, and was adversely affected by a general decline in market interest rate levels. Net capital gains realized by the Company were $5.1 million for 1995, compared with a loss of $3.8 million for 1994. Realized capital gains and losses are by-products of the Company's investment strategy and may vary substantially from period to period. Over the past year, the Company has repositioned its investment portfolio from long-dated tax-exempt securities into shorter-term taxable securities, resulting in the tax rate on investment income increasing to 21.9% for 1995 from 14.4% for 1994. The investment portfolio at December 31, 1995 had unrealized gains of $30.7 million, compared with unrealized losses of $33.4 million at December 31, 1994.

     The provisions for core losses and loss adjustment expenses during 1995 and 1994 were $6.3 million and $3.0 million, respectively, representing additions to the Company's general loss reserve. In December, FSA recognized the one-time charge of $15.4 million to increase its general reserve to provide for the Capital Guaranty insured portfolio in a manner consistent with FSA's reserving methodology. Also during 1995, FSA reclassified $10.8 million from the general reserve to case reserves associated predominantly with certain residential mortgage and timeshare receivables transactions. At December 31, 1995, the balance in the Company's general loss reserve was $31.8 million.

     Total policy acquisition and other operating expenses were $30.6 million for 1995, compared with $28.0 million for 1994, an increase of 9.1%. Core policy acquisition and other operating expenses were 11.2% higher due to higher amortization of deferred acquisition costs and increased accruals for performance-based compensation plans.

     Other income increased to $3.8 million for 1995 from $0.8 million for 1994. This increase was primarily the result of a $2.2 million net gain recognized from a sale of one of the Company's insurance subsidiaries, whose licenses were no longer required, net of a write-off of certain previously capitalized costs.

     Income before income taxes for 1995 was $75.0 million, down 4.1% from $78.3 million for 1994.

     The Company's effective tax rate for 1995 was 26.7%, compared with 22.9% for 1994. The increase in effective tax rates was due to taxable interest income contributing a higher proportion of pre-tax income for 1995 than for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's consolidated invested assets and cash equivalents at December 31, 1996, net of unsettled security transactions, was $1,140.0 million, compared with the December 31, 1995 balance of $1,103.6 million. These balances include the change in the market value of the investment portfolio, which had an unrealized gain position of $30.7 million at December 31, 1995, compared with an unrealized gain position of $14.0 million at December 31, 1996.

     At December 31, 1996, the Company had, at the holding company level, an investment portfolio of $28.7 million available to fund the liquidity needs of its activities outside of its insurance operations. Because the majority of the Company's operations are conducted through FSA, the long-term ability of the Company to service its debt and to declare and pay dividends will be largely dependent upon the receipt of dividends from FSA and upon external financings.

     FSA's ability to pay dividends is dependent upon FSA's financial condition, results of operations, cash requirements, rating agency approval and other related factors and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states. Under New York State insurance law, FSA may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by FSA during the preceding 12 months, the dividends do not exceed the lesser of (i) 10% of policyholders' surplus as of its last statement filed with the New York Superintendent of Insurance or (ii) adjusted net investment income during this period. FSA paid dividends of $18.0 million in 1996. Based upon FSA's statutory statements for the quarter ended December 31, 1996, and considering dividends that can be paid by its subsidiary, the maximum amount available for payment of dividends by FSA without regulatory approval over the following 12 months is approximately $45.2 million. As a customary condition for approving, in September 1994, the application of Fund American for a change in control of FSA, the prior approval of the New York Superintendent was required for payment of dividends by FSA to the Company for a period of two years following such change of control. The prior approval requirement lapsed in September 1996. In addition, the New York Superintendent has approved the repurchase by FSA of up to $75.0 million of its shares from the Company through December 31, 1998, pursuant to which FSA has repurchased $27.0 million of its shares through December 31, 1996. Future share repurchases may not exceed cumulative statutory net income beginning January 1, 1996.

     The primary use of funds by the Company is the payment of dividends to its shareholders, which totaled $10.5 million in 1996 and $8.3 million in 1995. Dividends paid were greater in 1996 because of the higher number of shares outstanding, as a result of the Merger, and an increase in dividends declared to $0.35 per common share in 1996 from $0.32 in 1995. Other uses of funds are the annual debt service of $2.1 million on $30.0 million of senior notes assumed by the Company as a result of the Merger, and repurchases of the Company's common stock to fund employee benefit plans. In connection with the Merger, FSA repurchased a portion of its shares from the Company for $50.0 million in December 1995. These funds replenished funds used by the Company to meet the cash consideration required by the Merger agreement. During 1995, the Company also paid current and former members of management $5.6 million in satisfaction of notes that were received by them in connection with the sale of their interests in the Company as a part of the Company's acquisition by U S WEST in 1989.

     FSA's primary uses of funds are to pay operating expenses, to pay dividends to the Company and to repurchase stock from the Company. FSA's funds are also required to satisfy future claims, if any, under insurance policies in the event of default by an issuer of an insured obligation and the unavailability or exhaustion of other liquidity sources in the transaction, such as the cash flow or collateral underlying the obligations. FSA seeks to structure asset-backed transactions to address liquidity risks through inclusion of such other liquidity sources in transactions. The insurance policies issued by FSA provide, in general, that payments of principal, interest and other amounts insured by FSA may not be accelerated by the holder of the obligation but are paid by FSA in accordance with the obligation's original payment schedule or, at FSA's option, on an accelerated basis. These policy provisions prohibiting acceleration of certain claims are mandatory under Article 69 of the New York Insurance Law and serve to reduce FSA's liquidity requirements.

     The Company believes that FSA's expected operating liquidity needs, both on a short- and long-term basis, can be funded from its operating cash flow. In addition, FSA has a number of sources of liquidity that are available to pay claims on a short- and long-term basis: cash flow from written premiums, FSA's investment portfolio and earnings thereon, reinsurance arrangements with third-party reinsurers, liquidity lines of credit with banks, and capital market transactions.

     On April 30, 1996, FSA entered into an agreement with an international Aaa/AAA-rated bank for a $125.0 million credit facility, which expires on January 31, 2003, unless extended. This facility is a standby irrevocable limited recourse line of credit that provides liquidity and credit support to FSA in the event losses from municipal obligations in FSA's insured portfolio exceed specified limits. Repayment of amounts drawn under the line will be limited primarily to recoveries of losses related to such municipal obligations.

     In May 1996, the Company repurchased 1.0 million shares of its common stock from U S WEST for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with National Westminster Bank Plc and Canadian Imperial Bank of Commerce (the Counterparties) in respect of 1.75 million shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either to (i) purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. The Company made the economic benefit of 750,000 of these shares available for subscription by certain employees and its board of directors. If the Company were to settle these Forward Shares at the Company's December 31, 1996 market price of $32.875, it would receive approximately 171,000 shares, net of the portion allocable to employees and directors.

     In connection with the Merger, the Company assumed $30.0 million of senior notes payable of Capital Guaranty Corporation. Interest on these notes is paid semiannually at the rate of 7.05% per annum. These notes are due in three equal installments of $10.0 million beginning in 2001 and ending in 2003.

     The Company has no material plans for capital expenditures within the next twelve months.

[page 25 of 1996 Annual Report]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Financial Security Assurance Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Financial Security Assurance Holdings Ltd. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Security Assurance Holdings Ltd. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

New York, New York
January 24, 1997

[page 26 of 1996 Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                  (Dollars in thousands, except per share data)


                                                                                        December 31,                December 31,
                                ASSETS                                                      1996                        1995
                                                                                         -----------                 -----------
Bonds at market value (amortized cost of $1,058,417 and $1,027,414)                      $ 1,072,439                 $ 1,058,076
Equity investments at market value (cost of $8,336)                                            8,336                     --
Short-term investments                                                                        56,733                      14,567
Cash equivalents                                                                              16,908                      38,099
                                                                                          ----------                  ----------

     Total investments                                                                     1,154,416                   1,110,742
Cash                                                                                           8,146                       1,118
Deferred acquisition costs                                                                   146,233                     132,951
Prepaid reinsurance premiums                                                                 151,224                     133,548
Reinsurance recoverable on unpaid losses                                                      29,875                      61,532
Other assets                                                                                  47,848                      50,371
                                                                                          ----------                  ----------

          TOTAL ASSETS                                                                    $1,537,742                  $1,490,262
                                                                                          ==========                  ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Deferred premium revenue                                                                 $   511,196                 $   463,897
Losses and loss adjustment expenses                                                           72,079                     111,759
Deferred federal income taxes                                                                 41,167                      41,936
Ceded reinsurance balances payable                                                            12,599                      13,664
Payable for securities purchased                                                              14,390                       9,516
Notes payable                                                                                 30,000                      30,000
Accrued expenses and other liabilities                                                        55,051                      41,543
                                                                                          ----------                  ----------
          TOTAL LIABILITIES                                                                  736,482                     712,315
                                                                                          ----------                  ----------

COMMITMENTS AND CONTINGENCIES

Preferred stock (3,000,000 shares authorized; 2,000,000
   issued and outstanding; par value of $.01 per share)                                           20                          20
Common stock (50,000,000 shares authorized; 32,276,301
   issued; par value of $.01 per share)                                                          323                         323
Additional paid-in capital - preferred                                                           680                         680
Additional paid-in capital - common                                                          695,118                     696,253
Unrealized gain on investments (net of deferred income tax
   provision of $4,908 and $10,731)                                                            9,114                      19,931
Accumulated earnings                                                                         142,721                      72,410
Deferred equity compensation                                                                  12,069                       6,504
Less treasury stock at cost (2,303,407 and 774,276 shares held)                              (58,785)                    (18,174)
                                                                                          ----------                  ----------
          TOTAL SHAREHOLDERS' EQUITY                                                         801,260                     777,947
                                                                                          ----------                  ----------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $1,537,742                  $1,490,262
                                                                                          ==========                  ==========


       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

[page 27 of 1996 Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                  (Dollars in thousands, except per share data)

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                       1996             1995                  1994
                                                                       ----             ----                  ----

REVENUES:
   Net premiums written (net of premiums ceded of
      $55,965, $33,166 and $28,692, of which
      $35,299, $20,582 and $15,999 were ceded to
       affiliates)                                                $121,000             $  77,576            $  77,757
   Increase in deferred premium revenue                            (30,552)               (8,229)             (12,003)
                                                                  --------             ---------            ---------
   Premiums earned (net of premiums ceded of
      $38,723, $38,013 and $35,051)                                 90,448                69,347               65,754
   Net investment income                                            65,064                48,965               46,592
   Net realized gains (losses)                                       3,189                 5,120               (3,773)
   Other income                                                        297                 3,841                  777
                                                                  --------             ---------            ---------

                   TOTAL REVENUES                                  158,998               127,273              109,350
                                                                  --------             ---------            ---------

EXPENSES:
   Losses and loss adjustment expenses:
          Related to Merger                                          --                   15,400                --
          Other (net of reinsurance recoveries of
             ($2,249), $9,101 and $56,895, of which
             ($3,084), $7,111 and $50,839 were ceded
             to affiliates)                                          6,874                 6,258                3,024
   Policy acquisition costs                                         23,829                16,888               15,057
   Other operating expenses                                         18,524                13,685               12,979
                                                                  --------             ---------            ---------

                   TOTAL EXPENSES                                   49,227                52,231               31,060
                                                                  --------             ---------            ---------

INCOME BEFORE INCOME TAXES                                         109,771                75,042               78,290
                                                                  --------             ---------            ---------

Provision (benefit) for income taxes:
   Current                                                          27,227                23,187                9,132
   Deferred                                                          1,784                (3,183)               8,783
                                                                  --------             ---------            ---------
   Total provision                                                  29,011                20,004               17,915
                                                                  --------             ---------            ---------
        NET INCOME                                                $ 80,760             $  55,038            $  60,375
                                                                  --------             ---------            ---------
        Weighted average common shares outstanding                  30,547                25,797               26,070
                                                                  --------             ---------            ---------
        Earnings per common share                                 $   2.64             $    2.13            $    2.32
                                                                  ========             =========            =========

       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

[page 28 of 1996 Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  (Dollars in thousands, except per share data)

                                                      Additional  Additional  Unrealized
                                                        Paid-In    Paid-In       Gain                  Deferred
                                 Preferred   Common     Capital-   Capital-   (Loss) on  Accumulated   Equity      Treasury
                                   Stock      Stock    Preferred    Common   Investments  Earnings    Compensation  Stock    Total
                                   -----      -----    ---------    ------   -----------  --------    ------------  -----    -----

BALANCE, December 31, 1993       $   --      $259       $  --      $537,143    $35,148    (30,578)     $   --      $  --   $541,972

Issuance of 2,000,000 shares
  of preferred stock                 20                    680                                                                  700


Issuance of employees'
  restricted stock                              3                     7,123                                                   7,126


Net income for the year                                                                    60,375                            60,375

Net change in unrealized loss
  on investments (net of deferred                                              (56,857)                                     (56,857)
  income tax benefit of $30,616)

Dividends paid on common
  stock ($0.16 per share)                                                                  (4,150)                           (4,150)

Purchase of 182,562 shares of
   common stock                                                                                                  (3,730)     (3,730)
                                  ---        ----       ----       --------     -----    --------     -------   --------   --------

BALANCE, December 31, 1994         20         262        680        544,266    (21,709)    25,647                (3,730)    545,436

Net income for the year                                                                    55,038                            55,038

Net change in unrealized gain
  on investments (net of deferred                                               41,640                                       41,640
   income taxes of $22,421)

Issuance of common stock -
  6,051,661 shares                             61                   151,987                                                 152,048


Dividends paid on common
  stock ($0.32 per share)                                                                  (8,275)                           (8,275)

Deferred equity compensation                                                                            6,504                 6,504

Purchase of 591,714 shares of
   common stock                                                                                                 (14,444)    (14,444)
                                  ---        ----       ----       --------     -----    --------     -------   --------   --------

BALANCE, December 31, 1995           20       323        680        696,253     19,931     72,410      6,504    (18,174)    777,947

Net income for the year                                                                    80,760                            80,760

Net change in unrealized loss
  on investments (net of deferred                                              (10,817)                                     (10,817)
  income tax benefit of $5,823)


Dividends paid on common
   stock ($0.35 per share)                                                                (10,536)                          (10,536)

Deferred equity compensation                                                                           5,565                  5,565

Purchase of 1,529,131 shares
  of common stock                                                                                                (40,611)   (40,611)

Other common stock transactions                                    (1,135)                                                   (1,135)

Adjustment to prior year
disposal of subsidiary                                                                         87                               87
                                  ---        ----       ----       --------     -----    --------     -------   --------   --------

BALANCE, December 31, 1996        $20        $323       $680       $695,118     9,114    $142,721     $12,069   $(58,785)  $801,260
                                  ===        ====       ====       ========     =====    ========     =======   ========   ========



       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

[page 29 of 1996 Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                    1996                     1995                 1994
                                                                    ----                     ----                 ----
Cash flows from operating activities:
   Premiums received, net                                      $   124,540             $  85,481             $  58,191
   Policy acquisition and other operating expenses
     paid, net                                                     (32,266)              (36,067)              (24,807)
   Recoverable advances received (paid)                             10,213                (9,419)                 (939)
   Losses and loss adjustment expenses paid                        (15,473)               (4,954)               (5,124)
   Net investment income received                                   63,533                41,939                42,408
   Federal income taxes paid                                       (34,595)              (15,890)              (15,122)
   Interest paid                                                    (2,115)                  (95)                 (578)
   Other                                                            (4,253)                9,872                (3,995)
                                                               -----------             ---------             ---------

          Net cash provided by operating activities                109,584                70,867                50,034
                                                               -----------             ---------             ---------

Cash flows from investing activities:
   Proceeds from sales of bonds                                  1,117,473               624,802               810,006
   Proceeds from maturities of bonds                                 2,965                   606                    55
   Purchases of bonds                                           (1,150,024)             (713,799)             (786,782)
   Purchases of property and equipment                              (2,188)                 (999)                 (981)
   Payment for purchase of subsidiary, net of cash
      acquired                                                     --                    (11,447)              --
   Net decrease (increase) in short-term
     investments                                                   (18,586)               56,689               (61,552)
                                                               -----------             ---------             ---------

          Net cash used for investing activities                   (50,360)              (44,148)              (39,254)
                                                               -----------             ---------             ---------

Cash flows from financing activities:
   Dividends paid                                                  (10,536)               (8,275)               (4,150)
   Treasury stock                                                  (41,660)              (14,444)               (3,730)
   Issuance of preferred stock                                     --                    --                        700
   Payment of management notes                                     --                     (5,624)               (2,811)
                                                               -----------             ---------             ---------

          Net cash used for financing activities                   (52,196)              (28,343)               (9,991)
                                                               -----------             ---------             ---------

Net increase (decrease) in cash                                      7,028                (1,624)                  789

Cash at beginning of year                                            1,118                 2,742                 1,953
                                                               -----------             ---------             ---------

Cash at end of year                                            $     8,146             $   1,118             $   2,742
                                                               ===========             =========             =========

                                    Continued

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                             (Dollars in thousands)

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                       1996                  1995                   1994
                                                                       ----                  ----                   ----
Reconciliation of net income to net cash flows
   from operating activities:
Net income                                                        $  80,760               $55,038                $60,375
   Decrease (increase) in accrued investment income                    (578)                  124                  1,433
   Increase in deferred premium revenue and related
      foreign exchange adjustment                                    29,622                 8,141                 12,585
   Increase in deferred acquisition costs                           (13,282)              (10,305)                (9,847)
   Increase (decrease) in current federal income
      taxes payable                                                  (7,368)                7,297                 (5,989)
   Increase (decrease) in unpaid losses and loss
      adjustment expenses                                            (8,023)               14,587                   (376)
   Increase (decrease) in amounts withheld for others                    52                    30                (24,675)
   Provision (benefit) for deferred income taxes                      1,784                (3,183)                 8,783
   Net realized losses (gains) on investments                        (3,189)               (5,120)                 3,773
   Deferred equity compensation                                       5,565                 5,735                   --
   Depreciation and accretion of bond discount                       (1,735)               (5,735)                (4,032)
   Change in other assets and liabilities                            25,976                 4,258                  8,004
                                                                   --------               -------                -------

Cash provided by operating activities                              $109,584               $70,867                $50,034
                                                                   ========               =======                =======

     Additional common stock was issued in relation to the Merger in 1995.

     In 1996, the Company has recharacterized its cash equivalents as short-term investments. The amounts of cash equivalents recharacterized were $16,908, $38,099 and $13,516 as of December 31, 1996, 1995 and 1994, respectively.

       The accompanying Notes to Consolidated Financial Statements are an
                       integral part of these statements.

[pages 30-44 of 1996 Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.   ORGANIZATION AND OWNERSHIP

     Financial Security Assurance Holdings Ltd. (the Company) is a holding company incorporated in the State of New York. The Company is principally engaged (through its insurance subsidiaries) in providing financial guaranty insurance on asset-backed financings and municipal obligations. The Company's underwriting policy is to insure asset-backed and municipal obligations that would otherwise be investment grade without the benefit of the Company's insurance. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Financial guaranty insurance written by the Company guarantees payment when due of scheduled payments on an issuer's obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis.

     The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures. The Company's insured portfolio consists primarily of asset-backed and municipal obligations originated in the United States, but the Company has also written and continues to pursue business in Europe and the Pacific Rim.

     At December 31, 1993, the Company was owned 92.5% by U S WEST Capital Corporation, a wholly owned subsidiary of U S WEST, Inc. (U S WEST) and 7.5% by The Tokio Marine and Fire Insurance Co., Ltd. (Tokio Marine). The Company completed an initial public offering of common shares on May 13, 1994. In connection with the initial public offering, Fund American Enterprises Holdings, Inc. (Fund American) acquired an interest in the Company, together with rights to acquire additional shares of the Company from U S WEST and 2,000,000 shares of the Company's Series A non-dividend paying, voting, convertible preferred stock having a liquidation preference of $700,000 (see Note 8). At December 31, 1994, the Company was owned 60.9% by U S WEST, 7.7% by Fund American, 7.4% by Tokio Marine and 24.0% by the public and employees.

     On December 20, 1995, a subsidiary of the Company merged (the Merger) with Capital Guaranty Corporation (CGC). The Merger provided for each CGC share to be exchanged for 0.6716 share of the Company's common stock and cash of $5.69. The Company issued in the aggregate 6,051,661 common shares and paid aggregate cash consideration of $51,300,000. At December 31, 1995, the Company was owned 50.3% by U S WEST, 7.8% by Fund American, 6.1% by Tokio Marine and 35.8% by the public and employees. At December 31, 1996, the Company was owned 40.4% by U S WEST, 11.5% by Fund American, 6.4% by Tokio Marine and 41.7% by the public and employees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), which, for the insurance company subsidiaries, differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note
6). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company's consolidated balance sheets at December 31, 1996 and 1995 and the reported amounts of revenues and expenses in the consolidated statements of income during the years ended December 31, 1996, 1995 and 1994. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses and the deferral and amortization of deferred policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, FSA Portfolio Management Inc., CGC, Transaction Services Corporation, and Financial Security Assurance Inc. (FSA) and its wholly owned subsidiaries, Financial Security Assurance of Maryland Inc. (which was named Capital Guaranty Insurance Company until the Merger), Financial Security Assurance International Inc., Financial Security Assurance of Oklahoma, Inc. and Financial Security Assurance (U.K.) Limited (collectively, the Subsidiaries). All intercompany accounts and transactions have been eliminated. Certain prior-year balances have been reclassified to conform to the 1996 presentation. The Merger was accounted for on a purchase accounting basis. In view of the short period between the date of the Merger, December 20, 1995, and the year-end, the date of the Merger for accounting purposes is considered to be December 31, 1995. As a result, the accounting for the Merger has no effect on the Company's consolidated statement of income for the year ended December 31, 1995, except for recording of $15,400,000 in losses and loss adjustment expenses to increase FSA's general reserve to provide for the insured portfolio assumed by FSA in the Merger (see Notes 17 and 19).

     Investments

     Investments in debt securities designated as available for sale are carried at market value. Any resulting unrealized gain or loss is reflected as a separate component of shareholders' equity, net of applicable deferred income taxes. All of the Company's long-term investments are classified as available for sale.

     Bond discounts and premiums are amortized on the effective yield method over the remaining terms of the securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resultant change in effective yields are recognized in current income. Short-term investments, which are those investments with a maturity of more than three months but less than one year at time of purchase, are carried at market value, which approximates cost. Realized gains or losses on sale of investments are determined on the basis of specific identification. Investment income is recorded as earned.

     To manage adverse movements in interest rates, the Company uses exchange traded futures and options. Primarily, these contracts are designated as hedges of specific identified securities and any gains or losses on these hedges are deferred and included as part of the Company's unrealized gains or losses in stockholder's equity until the disposition of the hedged assets. The Company will discontinue to account for these contracts as hedges if there ceases to be a high correlation between the change in price of the hedged assets and the hedge. Other derivative positions, also in exchange traded futures contracts, that are not accounted for as hedges are marked-to-market on a daily basis, and any gains or losses are included in capital gains or losses.

     Cash equivalents represent amounts deposited in money market funds and investments with a maturity at time of purchase of three months or less.

     Premium Revenue Recognition

     Gross and ceded premiums are earned in proportion to the amount of risk outstanding over the expected period of coverage. Deferred premium revenue and prepaid reinsurance premiums represent that portion of premium which is applicable to coverage of risk to be provided in the future on policies in force. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium revenue and prepaid reinsurance premium, less any amount credited to a refunding issue insured by the Company, are recognized.

     Losses and Loss Adjustment Expenses

     A case basis reserve for unpaid losses and loss adjustment expenses is recorded at the present value of the estimated loss when, in management's opinion, the likelihood of a future loss is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using current risk-free rates.

     The general reserve is calculated by applying a loss factor to the total net par amount outstanding of the Company's insured obligations outstanding over the term of such insured obligations and discounting the result at risk-free rates. The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and the Company's portfolio characteristics and history. The general reserve is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future.

     Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the ultimate net cost of claims; the reserves are necessarily based on estimates, and there can be no assurance that the ultimate liability will not differ from such estimates. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company's actual loss experience, its future mix of business, and future economic conditions.

     Deferred Acquisition Costs

     Deferred acquisition costs comprise those expenses that vary with and are primarily related to the production of business, including commissions paid on reinsurance assumed, compensation and related costs of underwriting and marketing personnel, certain rating agency fees, premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Deferred acquisition costs and the cost of acquired business are amortized over the period in which the related premiums are earned. Recoverability of deferred acquisition costs is determined by considering anticipated losses and loss adjustment expenses.

     Federal Income Taxes

     The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods reflected at current income tax rates.

     Earnings per Common Share

     Earnings per common share is determined by dividing net income by the weighted average number of common shares outstanding.

3.   INVESTMENTS

     Bonds at amortized cost of $17,669,000 and $11,969,000 at December 31, 1996 and 1995, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

     Consolidated net investment income consisted of the following (in thousands):

                                              Year Ended December 31,
                                              -----------------------
                                     1996              1995              1994
                                     ----              ----              ----

    Long-term bonds                $61,740           $43,789           $47,024
    Equity investments                 928             --                --
    Short-term investments and
      cash equivalents               3,966             6,070               935
    Investment expenses             (1,570)             (894)           (1,367)
                                   -------           -------           -------

    Net investment income          $65,064           $48,965           $46,592
                                   =======           =======           =======


        The credit quality of the investment portfolio at December 31, 1996 was as follows:

                                                    Percent of
                      Rating                   Investment Portfolio
           ------------------------------     ----------------------

                        AAA                            68.8%
                         AA                            19.7
                         A                             11.5

     The amortized cost and estimated market value of long-term bonds were as follows (in thousands):


                                                                          Gross              Gross          Estimated
                                                     Amortized         Unrealized         Unrealized         Market
December 31, 1996                                      Cost               Gains             Losses            Value
-----------------                                      ----               -----             ------            -----
U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                                       $   55,619           $  1,103          $   (557)     $     56,165

Obligations of states and political
    subdivisions                                         661,831             15,208            (2,870)          674,169

Foreign securities                                        15,019                197               (71)           15,145

Mortgage-backed securities                               177,818              1,432              (906)          178,344

Corporate securities                                      76,760                381              (403)           76,738

Asset-backed securities                                   71,370                680              (172)           71,878
                                                      ----------            -------          --------        ----------

     Total                                            $1,058,417            $19,001           $(4,979)       $1,072,439
                                                      ==========            =======           =======        ==========

December 31, 1995
-----------------

U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                                      $    45,139            $ 2,232           $  --          $   47,371

Obligations of states and political
    subdivisions                                         643,624             20,412              (330)          663,706

Foreign securities                                        28,691              1,909               (17)           30,583

Mortgage-backed securities                               265,213              5,949               (75)          271,087

Corporate securities                                       1,254                 51               --              1,305

Asset-backed securities                                   43,493                531               --             44,024
                                                      ----------            -------             -----        ----------

     Total                                            $1,027,414            $31,084             $(422)       $1,058,076
                                                      ==========            =======             =====        ==========

     The change in net unrealized gains (losses) consisted of (in thousands):

                                                                                      Year Ended December 31,
                                                                                      -----------------------
                                                                              1996              1995              1994
                                                                              ----              ----              ----

Long-term bonds                                                            $(16,640)          $64,061          $(87,490)
Short-term investments                                                        --                --                   17
                                                                           --------           -------          --------
     Change in net unrealized gains (losses)                               $(16,640)          $64,061          $(87,473)
                                                                           ========           =======          ========



     The amortized cost and estimated market value of long-term bonds at December 31, 1996 and 1995, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                           December 31, 1996                       December 31, 1995
                                                           -----------------                       -----------------
                                                                        Estimated                                Estimated
                                                      Amortized          Market                Amortized          Market
                                                         Cost              Value                  Cost             Value
                                                         ----              -----                  ----             -----

Due in one year or less                              $    38,305        $    38,626          $     2,776      $      2,778
Due after one year through five years                     57,531             57,712               26,036            26,375
Due after five years through ten years                   105,495            105,848              157,161           162,573
Due after ten years                                      607,898            620,031              532,735           551,239
Mortgage-backed securities (stated
    maturities of 16 to 30 years)                        177,818            178,344              265,213           271,087
Asset-backed securities (stated
    maturities of 2 to 5 years)                           71,370             71,878               43,493            44,024
                                                      ----------         ----------           ----------        ----------
     Total                                            $1,058,417         $1,072,439           $1,027,414        $1,058,076
                                                      ==========         ==========           ==========        ==========

     Proceeds from sales of long-term bonds during 1996, 1995 and 1994 were $1,118,112,000, $608,773,000 and $826,261,000, respectively. Gross gains of
$15,335,000, $12,434,000 and $14,031,000 and gross losses of $12,146,000,
$7,314,000 and $17,804,000 were realized on sales in 1996, 1995 and 1994, respectively.

     To hedge against changes in yields on certain one-year corporate securities, the Company has entered into a series of Eurodollar futures contracts, which are marked-to-market on a daily basis. These contracts are accounted for as a hedge. As of year-end, the net unrealized loss on the contracts, included in the Company's unrealized gains in stockholders' equity section, is not material. The aggregate notional amount of these contracts is $83,728,000 as of December 31, 1996.

     The Company holds open positions in U.S. Treasury bond futures contracts with an aggregate notional amount of $20,600,000 as of December 31, 1996. These positions are marked-to-market on a daily basis, and for the year ended December 31, 1996, the Company reported a net realized gain of $923,000, which is included in gross realized capital gains above.

4.   DEFERRED ACQUISITION COSTS

     Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows (in thousands):


                                                                                 Year Ended December 31,
                                                                  --------------------------------------------------

                                                                      1996                  1995               1994
                                                                      ----                  ----               ----
Balance, beginning of period                                       $132,951              $ 91,839            $81,992
                                                                   --------              --------            -------
Costs deferred during the period:
   Ceding commission income                                         (15,956)               (9,836)            (8,476)
   Assumed commission expense                                            38                    55                 84
   Premium taxes                                                      3,718                 2,537              2,589
   Compensation and other acquisition costs                          49,311                34,437             30,707
                                                                   --------              --------            -------

                    Total                                            37,111                27,193             24,904
                                                                   --------              --------            -------

Costs amortized during the period                                   (23,829)              (16,888)           (15,057)
                                                                   --------              --------            -------

Balance of acquired subsidiary                                       --                    30,807             --
                                                                   --------              --------            -------

Balance, end of period                                             $146,233              $132,951            $91,839
                                                                   ========              ========            =======


5.   OTHER OPERATING EXPENSES

     Total salary expense and related benefits included in other operating expenses were $14,596,000, $12,046,000 and $10,369,000 for the years ended
December 31, 1996, 1995 and 1994, respectively.

6.   STATUTORY ACCOUNTING PRACTICES

     GAAP for the Subsidiaries differs in certain significant respects from accounting practices prescribed or permitted by insurance regulatory authorities. The principal differences result from the following statutory accounting practices:

     - Upfront premiums on municipal business are recognized as earned when related risk has expired rather than over the expected coverage period;

     - Acquisition costs are charged to operations as incurred rather than as related premiums are earned;

     - A contingency reserve is computed based on the following statutory requirements (rather than establishing a general loss reserve):

          a. For all policies written prior to July 1, 1989, an amount equal to 50% of cumulative earned premiums less permitted reductions, plus;

          b. For all policies written on or after July 1, 1989, an amount equal to the greater of 50% of premiums written for each category of insured obligation or a designated percentage of principal guaranteed for that category. These amounts are provided each quarter as either 1/60th or 1/80th of the total required for each category, less permitted reductions;

     - Certain assets designated as "non-admitted assets" are charged directly to statutory surplus but are reflected as assets under GAAP;

     - Federal income taxes are provided only on taxable income for which income taxes are currently payable;

     - Accruals for deferred compensation are not recognized;

     - Purchase accounting adjustments are not recognized;

     - Bonds are carried at amortized cost.

     A reconciliation of net income for the calendar years 1996, 1995 and 1994 and shareholders' equity at December 31, 1996, 1995 and 1994, reported by the Company on a GAAP basis, to the amounts reported by the Subsidiaries on a statutory basis, is as follows (in thousands):


Net Income:                                                           1996                  1995               1994
                                                                      ----                  ----               ----
GAAP BASIS                                                          $80,760               $55,038            $60,375
Non-insurance companies net loss (gain)                                  95                   (50)              (111)
Premium revenue recognition                                          (5,518)               (4,805)            (5,425)
Losses and loss adjustment expenses incurred                         (2,138)               10,871            (13,908)
Deferred acquisition costs                                          (12,482)              (10,305)            (9,847)
Deferred income tax provision (benefit)                                 911                (3,055)             4,682
Amortization of bonds                                                   566                 1,195                520
Accrual of deferred compensation                                     12,737                 5,663             (9,062)
Other                                                                 1,404                (1,580)              (274)
                                                                    -------               -------            -------

STATUTORY BASIS                                                     $76,335               $52,972            $26,950
                                                                    =======               =======            =======


                                                                                        December 31,
                                                                   ---------------------------------------------------
Shareholders' Equity:                                                 1996                  1995                  1994
                                                                      ----                  ----                  ----

GAAP BASIS                                                         $801,260              $777,947              $545,436
Non-insurance companies liabilities (assets), net                    14,072                12,039               (16,460)
Premium revenue recognition                                         (51,760)              (46,248)              (29,891)
Loss and loss adjustment expense reserves                            29,660                31,798                20,927
Deferred acquisition costs                                         (146,233)             (132,951)              (91,839)
Contingency reserve                                                (227,139)             (183,967)             (121,414)
Unrealized loss (gain) on investments, net of tax                   (14,084)              (30,298)               32,868
Deferred income taxes                                                41,682                43,205                10,222
Accrual of deferred compensation                                     18,390                 5,653                 --
Other                                                               (17,043)              (16,492)               (5,475)
                                                                   --------              --------              --------

STATUTORY BASIS (SURPLUS)                                          $448,805              $460,686              $344,374
                                                                   ========              ========              ========

SURPLUS PLUS CONTINGENCY RESERVE                                   $675,944              $644,653              $465,788
                                                                   ========              ========              ========


7.   FEDERAL INCOME TAXES

     For periods prior to May 13, 1994, the date of the initial public offering when the Company became less than 80% owned by U S WEST, the Company and its Subsidiaries joined with U S WEST and its subsidiaries in filing a consolidated federal income tax return. Under a U S WEST practice, an income tax benefit or liability was allocated to the Company to the extent that benefits were usable or additional liabilities were incurred by U S WEST due to the Company's inclusion in the U S WEST tax returns. For each year since the Company's acquisition by U S WEST, the Company's resulting income tax provision has been the same as if the allocation of taxes were based on a separate return calculation. For the Subsidiaries, under a separate tax sharing agreement with U S WEST, the allocation of income taxes was based upon separate return calculations which provided that benefits or liabilities created by the Subsidiaries are allocated to the Subsidiaries regardless of whether the benefits were usable or additional liabilities were incurred in the U S WEST tax returns. For periods subsequent to May 12, 1994, the Company and all members of its group elected to file consolidated federal income tax returns. The calculation of each member's tax benefit or liability was controlled by a tax sharing agreement that based the allocation of such benefit or liability upon a separate return calculation.

     The cumulative balance sheet effects of deferred tax consequences are (in thousands):

                                                       December 31,
                                                       ------------
                                                1996                  1995
                                                ----                  ----

Deferred acquisition costs                    $51,182               $46,533
Deferred premium revenue adjustments            3,520                 2,905
Unrealized capital gains                        7,952                15,077
Contingency reserves                           30,893                11,542
Market discounts                                1,950                   913
                                              -------               -------
     Total deferred tax liabilities            95,497                76,970
                                              -------               -------

Loss and loss adjustment expense reserves     (10,381)              (11,129)
Deferred compensation                         (10,730)               (6,046)
Tax credits                                    (7,861)               (3,813)
Tax and loss bonds                            (22,526)              (11,116)
Other, net                                     (2,832)               (2,930)
                                              -------               -------
     Total deferred tax assets                (54,330)              (35,034)
                                              -------               -------

Total deferred income taxes                   $41,167               $41,936
                                              =======               =======

     No valuation allowance was necessary at December 31, 1996 or 1995.

     A reconciliation of the effective tax rate with the federal statutory rate follows:

                                             Year Ended December 31,
                                             -----------------------
                                   1996                1995               1994
                                   ----                ----               ----

Tax at statutory rate              35.0%               35.0%              35.0%
Tax-exempt interest                (8.9)               (8.5)             (12.3)
Other                               0.3                 0.2                0.2
                                   ----                ----               ----

Provision for income taxes         26.4%               26.7%              22.9%
                                   ====                ====               ====

8.   SHAREHOLDERS' EQUITY

     Pursuant to the Supplemental Restricted Stock Plan, on May 13, 1994, awards of outstanding units to existing employees under the FSA Profit Participation Plan were valued at $0.20 per dollar of award ($0.70 per dollar of award in the case of 1994 regular units granted thereunder) and, at the election of each outstanding employee, were exchanged for restricted shares of common stock valued at the initial public offering price of $20.00 per share. In exchange for an accrued balance of approximately $7.1 million in such Profit Participation Plan, the Company issued 356,345 shares of restricted stock (see Note 11).

     On September 2, 1994, the Company issued to Fund American 2,000,000 shares of Series A, non-dividend paying, voting, convertible preferred stock having an aggregate liquidation preference of $700,000. The preferred stock is convertible, at the option of the holder upon payment of the conversion price therefor, into an equal number of shares of common stock (subject to anti-dilutive adjustment). The conversion price per share (subject to anti-dilutive adjustment) is $29.65. The preferred stock will be redeemed (if then outstanding) on May 13, 2004 at a redemption price of $0.35 per share. Fund American is entitled to one vote per share of preferred stock, voting together as a single class with the Common Stock on all matters upon which holders of Common Stock are entitled to vote. As the holder of the preferred stock, Fund American is not entitled to receive dividends or other distributions of any kind payable to shareholders of the Company, except that, in the event of the liquidation, dissolution or winding up of the Company, it is entitled to receive out of the assets of the Company available therefor, before any distribution or payment is made to the holders of common stock or to any other class of capital stock of the Company ranking junior to the Company's preferred stock, liquidation payments in the amount of $0.35 per share. Fund American may not transfer the preferred stock, except to a majority-owned subsidiary.

     On December 20, 1995, CGC merged with a subsidiary of the Company. The Merger provided for each CGC share to be exchanged for 0.6716 share of the Company's common stock and cash of $5.69. The Company issued in the aggregate 6,051,661 common shares and paid aggregate cash consideration of $51,300,000.

     In May 1996, the Company repurchased 1,000,000 shares of its common stock from U S WEST for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with National Westminster Bank Plc and Canadian Imperial Bank of Commerce (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either to: (a) purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (b) direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. Simultaneous with the Company entering into the forward agreements, the Company made the economic benefit of 750,000 of these shares available for subscription by certain employees and its board of directors. If the Company were to settle these Forward Shares, at the Company's December 31, 1996 market price of $32.875, it would receive approximately 171,000 shares, net of the portion allocable to employees and directors.

9.   DIVIDENDS AND CAPITAL REQUIREMENTS

     Under New York Insurance Law, FSA may pay a dividend to the Company without the prior approval of the Superintendent of the New York State Insurance Department only from earned surplus subject to the maintenance of a minimum capital requirement. In addition, the dividend, together with all dividends declared or distributed by FSA during the preceding twelve months, may not exceed the lesser of 10% of its policyholders' surplus shown on FSA's last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 1996, FSA had $45,184,000 available for the payment of dividends over the next twelve months. As a customary condition for approving the application of Fund American for a change in control of FSA, the prior approval of the Superintendent of the State of New York Insurance Department was required for any payment of dividends by FSA to the Company for a period of two years following such changed control. Such approval was provided for the payment of dividends by FSA to the Company in 1996, 1995 and 1994 in the ordinary course of business. Such prior approval requirement lapsed in September 1996. In addition, the New York Superintendent has approved the repurchase by FSA of up to $75,000,000 of its shares from the Company through December 31, 1998, pursuant to which FSA has repurchased $27,000,000 of its shares through December 31, 1996. Future share repurchases may not exceed cumulative statutory net income beginning January 1, 1996.

10.  CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

     The Company has a credit arrangement aggregating $150,000,000 at December 31, 1996, which is provided by commercial banks and intended for general application to transactions insured by the Subsidiaries. At December 31, 1996, there have been no borrowings under this arrangement. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186,911,000, of which $100,911,000 was unutilized at December 31, 1996.

     FSA has a standby line of credit commitment in the amount of $125,000,000 with an international Aaa/AAA-rated bank to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $200,000,000 or 5.75% of average annual debt service. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations including certain installment premiums and other collateral. This commitment has a term beginning on April 30, 1996 and expiring on January 31, 2003 and contains an annual renewal provision subject to approval by the bank.

     In connection with the Merger, the Company assumed $30,000,000 of CGC's senior notes. Interest on these notes is paid semiannually at the rate of 7.05% per annum. Repayment of these notes is due in three equal installments of $10,000,000 beginning in 2001 and ending in 2003.

11.  EMPLOYEE BENEFIT PLANS

     The Subsidiaries maintain both a qualified and a non-qualified non-contributory defined contribution pension plan for the benefit of all eligible employees. The Subsidiaries' contributions are based upon a fixed percentage of employee compensation. Pension expense, which is funded as accrued, amounted to $2,215,000, $1,898,000 and $1,965,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Subsidiaries have an employee retirement savings plan for the benefit of all eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by the Internal Revenue Service (IRS Code, Section 401(k)). The Subsidiaries' contributions are discretionary, and none have been made.

     During 1991, the Subsidiaries established the Profit Participation Plan as a long-term incentive compensation plan for the benefit of certain of its employees. Prior to the initial public offering, the Company adopted a Supplemental Restricted Stock Plan. Pursuant to this plan, awards of outstanding units to existing employees under the Profit Participation Plan were valued at $0.20 per dollar of award ($0.70 per dollar of award in the case of 1994 regular units granted thereunder) and, at the election of each outstanding employee, were exchanged for restricted shares of common stock valued at the initial public offering price of $20.00 per share. All employees of the Company, including all senior executives, exchanged their outstanding interests in the Profit Participation Plan for restricted shares of common stock at the public offering price under the Supplemental Restricted Stock Plan. In exchange for an accrued balance of $7,126,000 in such Profit Participation Plan, the Company issued 356,345 shares of restricted stock. This transaction was treated as a non-cash financing transaction for cash flow purposes. The stock was restricted because ownership of the shares by employees required continued employment; the shares vested ratably over a three-year period on July 1, 1994, 1995 and 1996.

     Pursuant to the 1993 Equity Participation Plan, 1,810,780 shares of common stock, subject to anti-dilutive adjustment, were reserved for awards of options, restricted shares of common stock, and performance shares to employees for the purpose of providing, through the grant of long-term incentives, a means to attract and retain key personnel and to provide to participating officers and other key employees long-term incentives for sustained high levels of performance. Shares available under the 1993 Equity Participation Plan were increased from 1,810,780 to 2,110,780 in May 1995. The 1993 Equity Participation Plan also contains provisions that permit the Human Resources Committee to pay all or a portion of an employee's bonuses in the form of shares of common stock credited to the employees at a 15% discount from current market value and paid to employees five years from the date of award. Up to an aggregate of 10,000,000 shares may be allocated to such equity bonuses. Common stock to pay equity bonus awards will be acquired by the Company through open-market purchases by a trust established for such purpose.

     During 1994, under the Company's 1993 Equity Participation Plan, the Company granted to officers and employees, in respect of future performance, non-qualified options to purchase an aggregate of 1,099,000 shares of common stock, of which 39,000 were forfeited and 1,060,000 were still outstanding at December 31, 1994, substantially all of which have an exercise price of $20.00 per share. (As described below, 1,025,500 of these options were converted to performance shares.) The foregoing options vest, subject to continuation of employment and other terms of the option grants, at the rate of 20% per year, for five one-year periods, with the first period ending on July 1, 1994. Such options expire ten years after the effective dates of their grant. In the fourth quarter of 1994, holders of outstanding stock options under the 1993 Equity Participation Plan were offered the right to exchange such stock options for an equal number of performance shares under such Plan. Also, as a result of the Merger, the Company granted 169,956 of stock options with strike prices ranging from $18.63 to $23.53 per share to employees of CGC in exchange for outstanding stock options of CGC. Giving effect to such exchange and subsequent awards, at December 31, 1996, there were outstanding 1,374,340 performance shares and 201,956 options to purchase shares of common stock.

     Performance shares granted under the 1993 Equity Participation Plan were as follows:

       Outstanding      Granted       Forfeited     Outstanding      Market
      at Beginning       During         During        at End        Price at
         of Year        the Year       the Year       of Year      Grant Date
         -------        --------       --------       -------      ----------

1994       --          1,025,500         --          1,025,500       $21.875

1995     1,025,500        83,650         --          1,109,150        19.250

1996     1,109,150       282,490        17,300       1,374,340        25.250

     The Company applies APB Opinion 25 and related Interpretations in accounting for its performance shares. The Company estimates the final cost of these performance shares and accrues for this expense over the performance period. The accrued expense for the performance shares was $13,741,000 and $5,744,000 for the years ended December 31, 1996 and 1995, respectively. In tandem with this accrued expense, the Company estimates those performance shares that it expects to settle in stock and records this amount in stockholders' equity as deferred compensation. The remainder of the accrual, which represents the amount of performance shares that the Company estimates it will settle in cash, is recorded in accrued expenses and other liabilities. In 1996, the Company adopted disclosure provisions of FASB Statement 123. Had the compensation cost for the Company's performance shares been determined based upon fair value at the grant dates for the awards consistent with the method of FASB Statement 123, the effect on the Company's net income and earnings per share would have been immaterial.

     In November 1994, the Company appointed an independent trustee authorized to purchase shares of the Company's common stock in open market transactions, at times and prices determined by the trustee. These purchases are intended to fund future obligations relating to equity bonuses, performance shares and stock options under the 1993 Equity Participation Plan. During 1996, 1995 and 1994, the total number of shares purchased by the trust was 529,131, 591,714 and 182,562, respectively, at a cost of $14,111,000, $14,444,000 and $3,730,000, respectively. The Company also repurchased stock from its employees in satisfaction of withholding taxes on shares distributed under its restricted stock plan.

     The Company does not currently provide post-retirement benefits, other than pensions, to its employees, nor does it provide post-employment benefits to former employees.

12.  COMMITMENTS AND CONTINGENCIES

     The Company and its Subsidiaries lease office space and equipment under non-cancelable operating leases, which expire at various dates through 2005.

     Future minimum rental payments are as follows (in thousands):

         Year Ended December 31,
         -----------------------
                  1997                                  $  2,257
                  1998                                     2,267
                  1999                                     2,229
                  2000                                     2,169
                  2001                                     2,014
               Thereafter                                  6,810
                                                         -------
                 Total                                   $17,746
                                                         =======

     Rent expense for the years ended December 31, 1996, 1995 and 1994 was $3,816,000, $3,712,000 and $3,535,000, respectively.

     During the ordinary course of business, the Subsidiaries have become parties to certain litigation. Management believes that these matters will be resolved with no material financial impact on the Company.

13.  REINSURANCE

     The Subsidiaries reinsure portions of their risks with affiliated (see Note
15) and unaffiliated reinsurers under quota share treaties and on a facultative basis. The Subsidiaries' principal ceded reinsurance program consisted in 1996 of three quota share treaties and three automatic facultative facilities. One treaty covers all of the Subsidiaries' approved regular lines of business, except municipal obligation insurance. Under this treaty in 1996, the Subsidiaries ceded 11.35% of each covered policy, up to a maximum of $22,700,000 insured principal per policy. At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 22.7% up to $45,400,000 of each covered policy. A second treaty covers the Subsidiaries' municipal obligation insurance business. Under this treaty in 1996, the Subsidiaries ceded 10% of each covered policy that is classified by the Subsidiaries as providing municipal bond insurance as defined by Article 69 of the New York Insurance Law up to a limit of $26,667,000 per single risk, which is defined by revenue source. At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 30% up to $80,000,000 per single risk. Under the third treaty in 1996, the Subsidiaries ceded 5% of their retention (i.e., after cessions of policies under the municipal obligation insurance treaty) covering substantially all teaching hospital and higher education risks, up to limits that range from $7,500,000 to $30,000,000 per single risk (depending on the type of obligation). At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage from 5% to 15% of their retention, subject to the same limits. This third treaty was canceled on a run-off basis as of December 31, 1996. Under the three automatic facultative facilities in 1996, the Subsidiaries at their option could allocate up to $20,000,000 or $25,000,000 for each reinsurer (depending on the reinsurer) for each transaction, subject to limits and exclusions, in exchange for which the Subsidiaries agreed to cede in the aggregate a specified percentage of gross par insured by the Subsidiaries. Each of the three treaties and automatic facultative facilities allows the Subsidiaries to withhold a ceding commission to defray their expenses.

     In the event (which management considers to be highly unlikely) that any or all of the reinsuring companies were unable to meet their obligations to the Subsidiaries, the Subsidiaries would be liable for such defaulted amounts. The Subsidiaries have also assumed reinsurance of municipal obligations from unaffiliated insurers.

     Amounts reinsured were as follows (in thousands):


                                                                                   Year Ended December 31,
                                                                                   -----------------------

                                                                      1996                  1995                  1994
                                                                      ----                  ----                  ----
Written premiums ceded                                               $55,965               $33,166               $28,692
Written premiums assumed                                               1,873                 1,684                 1,973

Earned premiums ceded                                                 38,723                38,013                35,051
Earned premiums assumed                                                6,020                 2,759                 7,059

Loss and loss adjustment expense payments
   ceded                                                              29,408                 3,060                 1,483
Loss and loss adjustment expense payments
   assumed                                                                 3                     3                     3

Incurred losses and loss adjustment expenses ceded                    (2,249)                9,101                56,895
Incurred losses and loss adjustment expenses
   assumed                                                                38                    81                   137

                                                            December 31,
                                                            ------------
                                                      1996              1995
                                                      ----              ----

Principal outstanding ceded                       $20,292,615       $14,355,664
Principal outstanding assumed                       1,995,752         2,347,122

Deferred premium revenue ceded                        151,224           133,548
Deferred premium revenue assumed                       18,929             5,027

Loss and loss adjustment expense reserves ceded        29,875            61,532
Loss and loss adjustment expense reserves assumed         705               670


14.  OUTSTANDING EXPOSURE AND COLLATERAL

     The Company's policies insure the scheduled payments of principal and interest on asset-backed and municipal obligations. The principal amount insured (in millions) as of December 31, 1996 and 1995 (net of amounts ceded to other insurers of $9,601 and $6,093 of asset-backed and $10,691 and $8,263 of municipal, respectively) and the terms to maturity are as follows:

                                          December 31, 1996                     December 31, 1995
                                          -----------------                     -----------------
Terms to Maturity                   Asset-Backed        Municipal       Asset-Backed        Municipal
-----------------                   ------------        ---------       ------------        ---------

0 to 5 Years                            $ 7,424          $ 1,571            $ 5,931          $ 3,293
5 to 10 Years                             3,920            3,841              3,679            4,713
10 to 15 Years                            1,461            6,272              1,183            4,299
15 to 20 Years                              714           11,433                423            6,986
20 Years and Above                        9,681           12,877              5,847            9,625
------------                            -------          -------            -------          -------

                    Total               $23,200          $35,994            $17,063          $28,916
                                        =======          =======            =======          =======

     The principal amount ceded as of December 31, 1996 and 1995 and the terms to maturity are as follows (in millions):

                                           December 31, 1996                    December 31, 1995
                                           -----------------                   -----------------
Terms to Maturity                    Asset-Backed        Municipal       Asset-Backed        Municipal
-----------------                    ------------        ---------       ------------        ---------

0 to 5 Years                            $3,695          $     769           $2,297            $1,103
5 to 10 Years                            2,413              1,192            1,503             1,775
10 to 15 Years                             452              1,479              403             1,020
15 to 20 Years                             302              2,345              126             1,514
20 Years and Above                       2,739              4,906            1,764             2,851
                                        ------          ---------           ------            ------

                    Total               $9,601            $10,691           $6,093            $8,263
                                        ======            =======           ======            ======

     The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, by diversifying its portfolio and by maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions):


                                              Net of Amounts Ceded                     Ceded
                                                 December 31,                        December 31,
                                                 ------------                        ------------

Types of Issues                               1996             1995              1996           1995
---------------                               ----             ----              ----           ----

Residential mortgages                       $10,987         $  6,740            $3,077         $1,909
Consumer receivables                          7,548            5,105             3,735          1,320
Government securities                         1,477            1,651               449            263
Pooled corporate obligations                  1,663            1,819               852            732
Commercial mortgage portfolio:
   Commercial real estate                       113              148               463            640
   Corporate secured                             66               98               619            801
Investor-owned utility obligations              791              821               266            292
Other asset-backed obligations                  555              681               140            136
                                            -------         --------            ------         ------

            Total asset-backed obligations  $23,200          $17,063            $9,601         $6,093
                                            =======          =======            ======         ======

     The asset-backed insured portfolio, which aggregated $32.8 billion principal before reinsurance at December 31, 1996, was collateralized by assets with an estimated fair value of $38.3 billion. At December 31, 1995, it aggregated $23.2 billion principal before reinsurance and was collateralized by assets with an estimated fair value of $28.0 billion. Such estimates of the collateral's fair value, which is reduced as exposure expires, are based upon information at the inception of the insurance policy. At December 31, 1996, the estimated fair value of collateral and reserves over the principal insured averaged from 100% for commercial real estate to 168% for corporate secured obligations. At December 31, 1995, the estimated fair value of collateral and reserves over the principal insured averaged from 100% for commercial real estate to 164% for corporate secured obligations. Collateral for specific transactions is generally not available to pay claims related to other transactions. The amounts of losses ceded to reinsurers are determined net of collateral.

     The gross principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions):


                                              Net of Amounts Ceded                     Ceded
                                                 December 31,                        December 31,
                                                 ------------                        ------------

Types of Issues                               1996             1995              1996           1995
---------------                               ----             ----              ----           ----

General obligation bonds                    $12,523         $  8,738          $  2,423          $1,764
Housing revenue bonds                         1,794            1,674             1,033             685
Municipal utility revenue bonds               4,671            3,873             1,472           1,107
Health care revenue bonds                     2,854            2,587             2,049           1,718
Tax-supported bonds (non-general obligation)  8,805            7,090             2,152           1,741
Transportation revenue bonds                  1,479            1,365               436             293
Other municipal bonds                         3,868            3,589             1,126             955
                                            -------         --------          --------          ------

              Total municipal obligations   $35,994          $28,916           $10,691          $8,263
                                            =======          =======           =======          ======

     In its asset-backed business, the Company considers geographic concentration as a factor in underwriting insurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. However, after the initial issuance of an insurance policy relating to such securitization, the geographic concentration of the underlying assets may not remain fixed over the life of the policy. In addition, in writing insurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant given other more relevant measures of diversification such as issuer or industry.

     The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state, those states in which municipalities located therein issued an aggregate of 2% or more of the Company's net par amount outstanding of insured municipal securities as of December 31, 1996:


                                                                Net Par            Percent of Total            Ceded Par
                                               Number            Amount            Municipal Net Par            Amount
            State                            of Issues         Outstanding         Amount Outstanding         Outstanding
            -----                            ---------         -----------         ------------------         -----------
                                                             (in millions)                                   (in millions)

California                                       337            $  5,669                 15.8%                  $  1,091
Florida                                           96               2,189                  6.1                        772
New York                                         218               3,508                  9.7                      1,733
Pennsylvania                                     157               2,106                  5.9                        551
New Jersey                                       175               1,733                  4.8                        461
Louisiana                                         81                 908                  2.5                        379
Michigan                                         118               1,145                  3.2                        361
Minnesota                                        113               1,080                  3.0                        102
Massachusetts                                     84               1,093                  3.0                        393
Illinois                                         193               1,320                  3.7                        210
Texas                                            248               1,804                  5.0                        412
Wisconsin                                        114                 762                  2.1                        186
All Other States                                 923              11,698                 32.5                      3,413
Non-U.S.                                          26                 979                  2.7                        627
                                               -----             -------                -----                    -------

             Total                             2,883             $35,994                100.0%                   $10,691
                                               =====             =======                =====                    =======


15.  RELATED PARTY TRANSACTIONS

     The Subsidiaries ceded premiums of $19,890,000, $13,061,000 and $6,609,000 to Tokio Marine for the years ended December 31, 1996, 1995 and 1994, respectively. The amounts included in prepaid reinsurance premiums at December 31, 1996 and 1995 for reinsurance ceded to Tokio Marine were $44,634,000 and $33,382,000, respectively. Reinsurance recoverable on unpaid losses ceded to Tokio Marine was $477,000 and $323,000 at December 31, 1996 and 1995, respectively.

     The Subsidiaries ceded premiums of $15,409,000, $7,522,000 and $9,390,000 on a quota share basis to affiliates of U S WEST for the years ended December 31, 1996, 1995 and 1994, respectively, of which $372,000, $629,000 and
$1,838,000, respectively, were ceded to Commercial Reinsurance Company (Commercial Re). The amounts included in prepaid reinsurance premiums for reinsurance ceded to these affiliates were $49,649,000 and $39,918,000 at December 31, 1996 and 1995, respectively, of which $8,728,000 and $10,720,000, respectively, were ceded to Commercial Re. The amounts of reinsurance recoverable on unpaid losses ceded to these affiliates at December 31, 1996 and 1995 were $23,473,000 and $55,024,000, respectively, of which $19,170,000 and
$42,918,000, respectively, were ceded to Commercial Re. The Commercial Re reinsurance agreement was subject to, and received, the non-disapproval of the State of New York Insurance Department due to its nature as an affiliate transaction. FSA has taken credit for the reinsurance ceded to Commercial Re.

16.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Long-term bonds -- The carrying amount of long-term bonds represents fair value. The fair value of long-term bonds is based upon quoted market price.

     Short-term investments -- The carrying amount is fair value, which approximates cost due to the short maturity of these instruments.

     Cash and cash equivalents, receivable for investments sold and payable for investments purchased -- The carrying amount approximates fair value because of the short maturity of these instruments.

     Deferred premium revenue, net of prepaid reinsurance premiums -- The carrying amount of deferred premium revenue, net of prepaid reinsurance premiums, represents the Company's future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance contract. The fair value of deferred premium revenue net of prepaid reinsurance premiums is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the Company's financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract.

     Installment premiums -- Consistent with industry practice, there is no carrying amount for installment premiums since the Company will receive premiums on an installment basis over the term of the insurance contract. Similar to deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be paid under a reinsurance agreement with a third party to transfer the Company's financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract.

     Losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses -- The carrying amount is fair value, which is the present value of the expected cash flows for specifically identified claims and potential losses in the Company's insured portfolio.

                                                         December 31, 1996                        December 31, 1995
                                                         -----------------                        -----------------
(In thousands)                                         Carrying         Estimated            Carrying          Estimated
                                                        Amount         Fair Value             Amount           Fair Value
                                                        ------         ----------             ------           ----------
Assets:
   Long-term bonds                                   $1,072,439        $1,072,439           $1,058,076         $1,058,076
   Short-term investments                                56,733            56,733               14,567             14,567
   Cash and cash equivalents                             25,054            25,054               39,217             39,217
   Receivable for securities sold                         --                --                   2,326              2,326

Liabilities:
   Deferred premium revenue, net of
      prepaid reinsurance premiums                      359,972           251,980              330,349            263,618
   Losses and loss adjustment expenses,
      net of reinsurance recoverable on
      unpaid losses                                      42,204            42,204               50,227             50,227
   Notes payable                                         30,000            30,000               30,000             30,000
   Payable for investments purchased                     14,390            14,390                9,516              9,516

Off-balance-sheet instruments:
   Installment premiums                                   --              102,988                --                82,212


17.  LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     The Company's liability for losses and loss adjustment expenses consists of the case basis and general reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows (in thousands):

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                      1996                  1995                  1994
                                                                      ----                  ----                  ----
   Balance at January 1                                            $111,759             $  91,130               $36,094
   Less reinsurance recoverable                                      61,532                55,491                    79
                                                                   --------             ---------               -------
   Net balance at January 1                                          50,227                35,639                36,015
   Incurred losses and loss adjustment expenses:
          Current year                                                5,300                 3,000                 3,024
          Prior years                                                 1,574                 3,258                 --
          Related to Merger                                           --                   15,400                 --
   Paid losses and loss adjustment expenses:
          Current year                                                --                    --                   (3,397)
          Prior years                                               (14,897)               (7,070)                   (3)
                                                                   --------             ---------               -------
   Net balance December 31                                           42,204                50,227                35,639
   Plus reinsurance recoverable                                      29,875                61,532                55,491
                                                                   --------             ---------               -------
        Balance at December 31                                     $ 72,079              $111,759               $91,130
                                                                   ========             =========               =======

     In 1994, the Company increased its general reserve by $3,024,000 for origination of new business and transferred $16,932,000 of the general reserve to its case basis reserves for projected losses on certain transactions, the majority of which are in its discontinued commercial mortgage portfolio.

     During 1995, the Company increased its general reserve by $6,258,000, of which $3,000,000 was for originations of new business and $3,258,000 was to reestablish the general reserve for transfers from general reserves to case basis reserves. During 1995, the Company transferred $10,788,000 from its general reserve to case basis reserves associated predominantly with certain residential mortgage and timeshare receivables transactions. Also in December 1995, FSA recognized a one-time increase of $15,400,000 to the general reserve to provide for the insured portfolio it had assumed in the Merger with CGC in a manner consistent with the Company's reserving methodology. Prior to the Merger, CGC did not maintain a general reserve. Giving effect to all the 1995 events, the general reserve totaled $31,798,000 at December 31, 1995.

     During 1996, the Company increased its general reserve by $6,874,000, of which $5,300,000 was for originations of new business and $1,574,000 was to reestablish the general reserve for transfers from general reserves to case basis reserves. During 1996, the Company transferred $9,012,000 from its general reserve to case basis reserves associated predominantly with certain residential mortgage and timeshare receivables transactions. Giving effect to these transfers, the general reserve totaled $29,660,000 at December 31, 1996.

     Reserves for losses and loss adjustment expenses are discounted at risk-free rates. The amount of discount taken was approximately $17,944,000, $15,276,000 and $14,588,000 at December 31, 1996, 1995 and 1994, respectively.

18.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(In thousands, except share data)                    First          Second          Third         Fourth         Full Year
                                                     -----          ------          -----         ------         ---------
1996
   Gross premiums written                            $52,580         $44,762        $38,994        $40,630         $176,966
   Net premiums written                               34,139          30,726         28,449         27,686          121,000
   Net premiums earned                                22,734          19,750         21,637         26,327           90,448
   Net investment income                              15,682          15,986         16,467         16,929           65,064
   Losses and loss adjustment expenses                 1,625           1,530          1,482          2,237            6,874
   Income before taxes                                26,234          25,211         22,948         35,378          109,771
             Net income                               19,544          18,748         17,210         25,258           80,760
   Earnings per common share                            0.62            0.61           0.58           0.83             2.64

1995
   Gross premiums written                            $26,792         $29,649        $21,890        $32,412         $110,743
   Net premiums written                               19,557          20,792         14,568         22,659           77,576
   Net premiums earned                                15,215          15,330         20,292         18,510           69,347
   Net investment income                              12,354          12,311         12,212         12,088           48,965
   Losses and loss adjustment expenses                 1,700           1,605          1,517         16,836           21,658
   Income before taxes                                14,414          21,652         28,338         10,638           75,042
             Net income                               10,805          15,484         20,272          8,477           55,038
   Earnings per common share                            0.42            0.59           0.79           0.33             2.13


19.  PRO FORMA RESULTS OF ACQUISITION (UNAUDITED)

     The unaudited consolidated results of operations (in thousands) on a pro forma basis as though the Merger had been consummated on January 1, 1994, and excluding the effect of the one-time general reserve charge in 1995 of $15,400, are as follows:

                                                       December 31,
                                                       ------------
                                               1995                  1994
                                               ----                  ----
   Total revenues                           $157,150              $136,046
   Total expenses                             44,239                39,561
   Earnings per common share                    2.53                  2.31

     The pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Merger been consummated as of January 1, 1994, nor are they necessarily indicative of future operating results.

[page 48 of 1996 Annual Report]

Common Stock Data


                                                                           Market Price
                                                        ----------------------------------------------------
                                   Dividends per Share        High              Low             Close

1995
Quarter ended March 31                   $0.080              $21.500          $19.000          $21.500
Quarter ended June 30                    $0.080               25.500           21.500           25.000
Quarter ended September 30               $0.080               27.750           24.250           25.375
Quarter ended December 31                $0.080               27.000           24.750           24.875

1996
Quarter ended March 31                   $0.080               26.750           24.000           25.375
Quarter ended June 30                    $0.080               28.375           25.375           27.375
Quarter ended September 30               $0.095               30.000           25.750           29.500
Quarter ended December 31                $0.095               32.875           27.625           32.875