Form 10-K, Exhibit 13
period 1997-12-31
FINANCIAL SECURITY ASSURANCE HOLDINGS LTD/NY/
filed 1998-03-24
CIK 913357

Exhibit 13

[Page 16 of the 1997 Annual Report to Shareholders]

Selected Financial Data


Dollars in millions, except per
share data                              1997          1996          1995          1994          1993
Summary of Operations (a)
Gross premiums written              $     236.4   $     177.0   $     110.7   $     106.4   $     127.4
Net premiums written                      172.9         121.0          77.6          77.8          65.0
Net premiums earned                       109.5          90.4          69.3          65.8          63.4
Net investment income                      72.1          65.1          49.0          46.6          47.9
Net income (loss)                         100.5          80.8       (b)55.0          60.4     (c)(124.7)

Balance Sheet Data (a)
Total investments                       1,431.6       1,154.4       1,110.7         747.2         786.7
Total assets                            1,900.6       1,537.7       1,490.3       1,074.3       1,031.0
Deferred premium revenue, net             422.1         360.0         330.3         212.9         200.3
Loss and loss adjustment expense
  reserve, net                             44.8          42.2          50.2          35.6          36.0
Notes payable                             130.0          30.0          30.0            --            --
Preferred stock                             0.7           0.7           0.7           0.7            --
Common stockholders' equity               881.7         800.6         777.2         544.7         542.0

Per Common Share Data (a)
Earnings (loss) per share (e)              3.25          2.61          2.13          2.32         (5.44)
Book value per share                      30.66         26.71         24.67         20.92         20.95
Dividends paid                             0.41          0.35          0.32          0.16      (d)   --

Additional Data
Qualified statutory capital               781.7         675.9         644.7         465.8         454.0
Total claims-paying resources (f)       1,696.1       1,372.3       1,157.1         821.8         768.1
Net par outstanding                    75,478.0      59,194.0      45,979.0      28,223.0      24,659.0
Net insurance in force
  (principal + interest)              117,430.0      93,704.0      75,360.0      45,825.0      41,667.0
Policyholders' leverage
  (risk-to-capital ratio)                 150:1         139:1         117:1          98:1          92:1

(a)   Prepared according to generally accepted accounting principles (GAAP).

(b) Includes the effect of a one-time general reserve charge of $15.4 million ($10.0 million after taxes) related to the Merger.

(c) Includes restructuring charge, goodwill and other non-recurring charges totaling $193.8 million after tax, as discussed in prior Annual Reports.

(d) Dividends prior to 1994 are not comparable because the Company was not publicly held.

(e)   Represents diluted earnings per share.

(f) Statutory capital + statutory unearned premium reserve + present value of future net installment premiums + statutory loss reserve + standby line of credit facility.

[Pages 18 through 24 of 1997 Annual Report to Shareholders]

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Year Ended December 31, 1997 versus Year Ended December 31, 1996

      Adjusted book value per common share of Financial Security Assurance Holdings Ltd. (the Company) was $40.10 at December 31, 1997, up 17.4% including dividends since year-end 1996. Excluding realized and unrealized capital gains and losses, adjusted book value per share rose 15.0% including dividends. Adjusted book value per common share is used by management and some equity analysts as a proxy for the Company's intrinsic value, exclusive of franchise value. It is defined as book value plus net deferred premium revenue plus the present value of future net installment premiums less deferred acquisition costs less tax effect. Adjusted book value is not a substitute for GAAP book value.

      The Company discusses its financial results by breaking out various levels of its income statement in order to present a better analysis of underlying trends. Core net income represents net income before the after-tax effects of refundings and prepayments, net realized capital gains and losses, the cost of the performance share program and other non-recurring adjustments. Core net income therefore represents the Company's normal operating results. Operating net income is core net income plus the after-tax effect of refundings and prepayments. This distinction between core and operating net income is important because higher-than-normal volumes of refundings and prepayments disproportionately increase earned premiums and could suggest a stronger earnings trend than the pace of originations would warrant. Net income, as reported, is operating net income plus the after-tax effects of capital gains and losses, the cost of the performance share program and other non-recurring adjustments, if any.

      The Company now reports core, operating and reported net income per share results in accordance with the new accounting standard SFAS No. 128. The new standard defines "basic" and "diluted" earnings per share. Basic earnings per share are based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share plans to the average common shares outstanding. Diluted earnings per share are based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share plan and the Company's convertible preferred stock to the average basic shares outstanding. Unless otherwise indicated, all earnings per share results are diluted, and results reported in prior periods have been restated accordingly.

      The Company's 1997 net income was $100.5 million ($3.25 per share), compared with $80.8 million ($2.61 per share) for 1996, an increase of 24.4%. Core net income was $90.7 million ($2.93 per share) for 1997, compared with $78.4 million ($2.54 per share) for 1996, an increase of 15.7%. Total core revenues increased in 1997 by $26.1 million, from $145.5 million for 1996 to $171.6 million for 1997, while total core expenses increased only $8.8 million. Operating net income was $95.9 million ($3.10 per share) for 1997 versus $82.2 million ($2.66 per share) for 1996, an increase of $13.7 million or 16.7%.

      There are two measures of gross premiums originated for a given period. Gross premiums written captures premiums collected in the period, whether collected up front for business originated in the period, or in installments for business originated in prior periods. An alternative measure, the gross present value of premiums written (gross PV premiums written) reflects future installment premiums discounted to their present value, as well as upfront premiums, but only for business originated in the period. The Company considers gross PV premiums written to be the better indicator of a given period's origination activity because a substantial part of the Company's premiums is collected in installments, a practice typical of the asset-backed business. To calculate PV premiums, management estimates the life of each transaction that has installment premiums and discounts the future installment premium payments at an annual rate of 9.5%, a rate the Company has used consistently since it began calculating PV premiums.

      The markets in which Financial Security Assurance Inc. (FSA) participates expanded during 1997, and FSA's own production was well balanced across those markets. Gross premiums written increased 33.6% to $236.4 million for 1997 from $177.0 million for 1996. Gross PV premiums written increased 10.6% to $250.3 million for 1997 from $226.3 million for 1996. In 1997, asset-backed gross PV premiums written were $111.0 million, compared with $125.8 million in 1996, a decrease of 11.8%. This decrease was attributable to several large, high-premium transactions executed in the pooled corporate obligations sector in 1996. Volume from FSA-insured consumer and residential mortgage securitization programs remained strong during 1997, although FSA avoided certain residential mortgage sectors where returns or credit characteristics were unattractive. In addition, FSA guaranteed a number of profitable pooled corporate transactions in such areas as collateralized bond obligations, collateralized loan obligations and trade receivables. For the municipal business, gross PV premiums written increased to $139.3 million for 1997 from $100.5 million for 1996, an increase of 38.6% due to higher volume in the municipal new-issue market, increased market penetration by bond insurance, and greater market share for FSA aided by strong trading value for FSA-insured bonds.

      In 1997, the Company insured par value of bonds totaling $37.1 billion, a 19.3% increase over par insured in 1996. FSA's asset-backed component increased 3.0% to $19.5 billion while its municipal sector increased 44.5% to $17.6 billion.

      Net premiums written were $172.9 million during 1997, an increase of 42.9% when compared with the 1996 result. Net premiums written grew at a faster pace than gross premiums written due to the Company's efforts to reduce its reinsurance selectively, ceding 26.9% of its 1997 gross premiums written, compared with 31.6% in 1996. Net premiums earned in 1997 were $109.5 million, compared with $90.4 million in 1996, an increase of 21.1%. Premiums earned from refundings and prepayments were $11.3 million for 1997 and $10.3 million for 1996, contributing $5.2 million and $3.8 million, respectively, to after-tax earnings. Before the effects of refundings and prepayments, net premiums earned grew 22.5% over the comparable 1996 result. No assurance can be given that refundings and prepayments will continue at the level experienced in 1997 or 1996.

      Net investment income was $72.1 million for 1997 and $65.1 million for 1996, an increase of 10.8%. This increase was due primarily to higher invested balances as a result of new business writings and proceeds from debt issued in the fourth quarter. The Company's effective tax rate on investment income was 19.9% for 1997, compared with 20.0% for 1996. In 1997, the Company realized $11.5 million in net capital gains, compared with $3.2 million in 1996. Capital gains and losses are a by-product of the normal investment management process and will vary substantially from period to period.

      Other income was $9.3 million for 1997, compared with $0.3 million for 1996. This increase was due to the sales of two insurance subsidiaries, which realized the value of their redundant insurance licenses. All of the subsidiaries' insurance policy obligations were assumed by FSA.

      Interest expense in 1997 was $4.4 million, an increase of $2.2 million when compared with the 1996 result. The increase was due to the Company's increase in debt outstanding. For further discussion, see Liquidity and Capital Resources below.

      The provision for losses and loss adjustment expenses in 1997 was $9.2 million, compared with $6.9 million in 1996, representing additions to the Company's general loss reserve. During 1997, the Company transferred $4.5 million from its general reserve to case basis reserves associated predominantly with certain residential mortgage transactions. The additions to the general reserve represent management's estimate of the amount required to cover the net cost of claims adequately. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company's actual loss experience, its future mix of business, and future economic conditions. At December 31, 1997, the Company's general loss reserve was $34.3 million.

      Total policy acquisition and other operating expenses (excluding the cost of the performance share program, which was $11.5 million for 1997 and $5.3 million for 1996, and interest expense) were $38.0 million in 1997, compared with $34.8 million in 1996, an increase of 9.0%. Further excluding the effect of refundings, total policy acquisition and other operating expenses were $34.7 million in 1997, compared with $30.4 million in 1996, an increase of 14.1%. The increase resulted from greater amortization of deferred acquisition costs due to a higher level of core premiums earned, along with higher personnel costs and bank facility fees.

      Income before income taxes for 1997 was $138.5 million, up 26.2% from $109.8 million for 1996.

      The Company's effective tax rate for 1997 was 27.4%, compared with 26.4% for 1996.

      The weighted average number of diluted shares of common stock outstanding increased to 30,913,000 for 1997 from 30,895,000 for 1996. This increase was primarily due to an increase in the dilutive effect of the Company's convertible preferred stock, partially offset by shares repurchased by the Company to fund obligations under employee benefit plans and to close out a portion of its forward purchase arrangement.

      The Company has assessed its internal operating systems and software for Year 2000 compliance. Management does not expect that the arrival of the Year 2000 will require any material upgrade to its internal systems or software. The Company is currently assessing the impact on the Company of Year 2000 readiness of trustees, servicers, issuers and other parties in FSA-insured transactions. Because this assessment is ongoing, the potential impact on the Company, and related costs to the Company, are not known at this time.

Year Ended December 31, 1996 versus Year Ended December 31, 1995

      The Company's 1996 results were positively affected by the Merger on December 20, 1995 of Capital Guaranty Corporation with a subsidiary of the Company. Capital Guaranty Corporation's operating subsidiary, Capital Guaranty Insurance Company (CGIC), became a subsidiary of FSA and changed its name to Financial Security Assurance of Maryland Inc. The Merger provided for each Capital Guaranty Corporation share to be exchanged for 0.6716 share of the Company's common stock and cash of $5.69. The Company issued in the aggregate 6,051,661 common shares and aggregate cash of $51.3 million. The transaction value of the Merger, including transaction costs, was $208.6 million. The Merger was accounted for on a purchase accounting basis. In view of the short period between the date of the Merger and year-end 1995, the date of the Merger for accounting purposes is considered to be December 31, 1995. As a result, the accounting for the Merger has no effect on 1995 results of operations, except for the recording of a $15.4 million general loss reserve provision discussed below.

      The Company's adjusted book value per common share at December 31, 1996 was $34.53, up 12.0%, including dividends, since year-end 1995. Excluding realized and unrealized capital gains and losses, adjusted book value per share rose 12.9% including dividends.

      Core and operating results have been adjusted to exclude expenses related to the performance share program. Core, operating and reported net income per share have been restated in accordance with SFAS No. 128. The Company's net income for 1996 was $80.8 million, compared with $55.0 million for 1995, an increase of 46.7%. The increase was primarily attributable to higher core net income due to the Merger and lower provisions to the Company's general reserve for losses, partially offset by lower refundings and prepayments and lower capital gains. Earnings per share increased to $2.61 for 1996 from $2.13 for 1995.

      Operating net income was $82.2 million ($2.66 per share) for 1996 versus $61.4 million ($2.37 per share) for 1995, an increase of 33.7%. Core net income was $78.4 million ($2.54 per share) for 1996 versus $54.8 million ($2.12 per share) for 1995, an increase of 43.0%.

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

      In 1996, the Company insured bonds totaling $31.1 billion, a 104.2% increase over the amount insured in 1995. Compared with the combined FSA and CGIC production in 1995, the increase would have been 68.8%. FSA's 1996 asset-backed par insured rose 91.9% to $18.9 billion while its municipal par insured rose 126.9% to $12.2 billion. Although par originated grew faster than PV premiums originated, average returns on equity exceeded the Company's target rate in both the municipal and asset-backed markets. The Company calculates a return on equity for each transaction based on a risk-weighted allocation of capital.

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

      Net premiums earned for 1996 were $90.4 million, compared with $69.3 million for 1995, an increase of 30.4%. Net premiums earned from refundings and prepayments were $10.3 million for 1996 and $13.8 million for 1995, contributing $3.8 million and $6.6 million to after-tax earnings. Core net premiums earned, which exclude the effects of refundings and prepayments, grew 44.3% (21.4% compared with the combined FSA and CGIC 1995 results). No assurance can be given that refundings and prepayments will continue at the level experienced in 1996 or 1995.

      Net investment income was $65.1 million for 1996 and $49.0 million for 1995, an increase of 32.9%. The increase in investment income is primarily due to additional invested assets acquired in the Merger. The Company's effective tax rate on investment income decreased to 20.0% for 1996 from 21.9% for 1995, as the holdings of tax-exempt securities increased. The Company realized $3.2 million of net capital gains for 1996, compared with realized net capital gains of $5.1 million for 1995. The net gain on the sale of a subsidiary of $2.2 million for 1995 is included in other income.

      The provisions for core losses and loss adjustment expenses for 1996 were $6.9 million, compared with $6.3 million for 1995, representing additions to the Company's general loss reserve. During 1996, the Company reclassified $9.0 million from its general reserve to case basis reserves. These case basis reserves were associated predominantly with certain residential mortgage transactions. Giving effect to all the 1996 events, the general reserve totaled $29.7 million at December 31, 1996. In 1995, the Company also recognized a one-time charge of $15.4 million to increase its general reserve to provide for the CGIC portfolio in a manner consistent with FSA's general reserving methodology.

      Total policy acquisition and other operating expenses (excluding the cost of the performance share program, which was $5.3 million for 1996 and $1.8 million for 1995, and interest expense) were $34.8 million for 1996, compared with $28.8 million for 1995, an increase of 21.0%. Further eliminating the effect of refundings and prepayments, policy acquisition and other operating expenses would have increased 20.6%. The increase was primarily the result of higher deferred acquisition cost amortization, due to a higher level of premiums earned.

      Income before income taxes for 1996 was $109.8 million, up from $75.0 million, or 46.3%, for 1995.

      The Company's effective tax rate for 1996 was 26.4%, compared with 26.7% for 1995.

      The weighted average number of diluted shares of common stock outstanding increased to 30,895,000 for 1996 from 25,899,000 for 1995. This increase was due to the issuance of new shares in the Merger, partially offset by a repurchase of shares.

Liquidity and Capital Resources

      The Company's consolidated invested assets and cash equivalents at December 31, 1997, net of unsettled security transactions, were $1,379.3 million, compared with the December 31, 1996 balance of $1,140.0 million. These balances include the change in the market value of the investment portfolio, which had an unrealized gain position of $38.8 million at December 31, 1997, compared with an unrealized gain position of $14.0 million at December 31, 1996.

      At December 31, 1997, the Company had, at the holding company level, an investment portfolio of $65.0 million available to fund the liquidity needs of its activities outside of its insurance operations. Because the majority of the Company's operations are conducted through FSA, the long-term ability of the Company to service its debt and to declare and pay dividends will largely depend upon the receipt of dividends from FSA and upon external financings.

      FSA's ability to pay dividends is dependent upon FSA's financial condition, results of operations, cash requirements, rating agency approval and other related factors and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states. Under New York State insurance law, FSA may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by FSA during the preceding 12 months, the dividends do not exceed the lesser of (i) 10% of policyholders' surplus as of its last statement filed with the New York Superintendent of Insurance or (ii) adjusted net investment income during this period. FSA paid no dividends in 1997. Based upon FSA's statutory statements for the quarter ended December 31, 1997, and considering dividends that can be paid by its subsidiary, the maximum amount available for payment of dividends by FSA without regulatory approval over the following 12 months is approximately $49.8 million. The New York Superintendent has approved the repurchase by FSA of up to $75.0 million of its shares from its parent, pursuant to which FSA has repurchased $66.5 million of its shares through December 31, 1997, including $39.5 million during 1997.

      Dividends paid by the Company to its shareholders increased to $12.1 million in 1997 from $10.5 million in 1996 and to $0.405 per common share in 1997 from $0.35 in 1996. In addition to paying dividends, the Company uses funds to make debt service payments and to repurchase shares of the Company's common stock to fund employee benefit plans. During 1997, the Company purchased $5.4 million of its stock for employee benefit plans.

      During the third quarter of 1997, the Company issued $130.0 million of 7 3/8% Senior Quarterly Income Debt Securities due September 30, 2097 and callable on or after September 18, 2002. The Company used the proceeds to repay outstanding debt of $30.0 million assumed in connection with the Merger, to augment the capital in its insurance company subsidiaries, to repurchase shares under forward purchase agreements and for general corporate purposes.

      In May 1996, the Company repurchased 1,000,000 shares of its common stock from U S WEST for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with National Westminster Bank Plc and Canadian Imperial Bank of Commerce (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either (i) to purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) to direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. The Company made the economic benefit and risk of 750,000 of these shares available for subscription by certain of the Company's employees and directors. When an individual participant exercises Forward Shares under the subscription program, the Company settles with the participant but does not necessarily close out the corresponding Forward Share position with the Counterparties. The cost of these settlements during 1997 was $2.1 million and was charged to additional paid-in capital. By the fourth quarter of 1997, such exercises by participants had increased the number of shares allocated to the Company from 1,000,000 shares to 1,187,800 shares. During the fourth quarter of 1997, the Company exercised rights under the forward agreements, purchasing 1,187,800 Forward Shares for a total cost of $33.9 million. At December 31, 1997, as a result of the Company's exercise, the repurchased shares were held as treasury stock, and the remaining 562,200 Forward Shares were allocated to the subscription program.

      FSA's primary uses of funds are to pay operating expenses, to pay dividends to its parent and to repurchase stock from its parent. FSA's funds are also required to satisfy future claims, if any, under insurance policies in the event of default by an issuer of an insured obligation and the unavailability or exhaustion of other liquidity sources in the transaction, such as the cash flow or collateral underlying the obligations. FSA seeks to structure asset-backed transactions to address liquidity risks through inclusion of such other liquidity sources in transactions. The insurance policies issued by FSA provide, in general, that payments of principal, interest and other amounts insured by FSA may not be accelerated by the holder of the obligation but are paid by FSA in accordance with the obligation's original payment schedule or, at FSA's option, on an accelerated basis. These policy provisions prohibiting acceleration of certain claims are mandatory under Article 69 of the New York Insurance Law and serve to reduce FSA's liquidity requirements.

      The Company believes that FSA's expected operating liquidity needs, both on a short-and long-term basis, can be funded from its operating cash flow. In addition, FSA has a number of sources of liquidity that are available to pay claims on a short- and long-term basis: cash flow from written premiums, FSA's investment portfolio and earnings thereon, reinsurance arrangements with third-party reinsurers, liquidity lines of credit with banks, and capital market transactions.

      A group of international Aaa/AAA-rated banks make available to FSA a standby irrevocable limited recourse line of credit, which was increased from $125.0 million to $240.0 million during 1997. This credit facility provides liquidity and credit support to FSA in the event losses from municipal obligations in FSA's insured portfolio exceed specified limits. Repayment of amounts drawn under the line will be limited primarily to recoveries of losses related to such municipal obligations. The facility expires on April 30, 2004 unless extended.

      The Company has a credit arrangement aggregating $150.0 million at December 31, 1997, which is provided by commercial banks and intended for general application to transactions insured by FSA. At December 31, 1997, there were no borrowings under this arrangement, which expires on November 23, 1999. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186.9 million, of which $100.9 million was unutilized at December 31, 1997.

      The Company has no material plans for capital expenditures within the next twelve months.

[Page 25 of 1997 Annual Report to Shareholders]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Financial Security Assurance Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Financial Security Assurance Holdings Ltd. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Security Assurance Holdings Ltd. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


New York, New York
January 26, 1998

[Page 26 of 1997 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)

                                                                           December 31,   December 31,
                                ASSETS                                         1997          1996
                                                                           ------------   ------------
Bonds at market value (amortized cost of $1,230,479 and $1,058,417)        $ 1,268,158    $ 1,072,439
Equity investments at market value (cost of $29,430 and $8,336)                 30,539          8,336
Short-term investments                                                         132,931         73,641
                                                                           -----------    -----------
     Total investments                                                       1,431,628      1,154,416
Cash                                                                            12,475          8,146
Deferred acquisition costs                                                     171,098        146,233
Prepaid reinsurance premiums                                                   173,123        151,224
Reinsurance recoverable on unpaid losses                                        30,618         29,875
Receivable for securities sold                                                  20,623           --
Other assets                                                                    61,079         47,848
                                                                           -----------    -----------
          TOTAL ASSETS                                                     $ 1,900,644    $ 1,537,742
                                                                           ===========    ===========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Deferred premium revenue                                                   $   595,196    $   511,196
Losses and loss adjustment expenses                                             75,417         72,079
Deferred federal income taxes                                                   56,872         41,167
Ceded reinsurance balances payable                                              11,199         12,599
Payable for securities purchased                                                72,979         14,390
Notes payable                                                                  130,000         30,000
Accrued expenses and other liabilities                                          76,621         55,051
                                                                           -----------    -----------
          TOTAL LIABILITIES                                                  1,018,284        736,482
                                                                           -----------    -----------

COMMITMENTS AND CONTINGENCIES

Preferred stock (3,000,000 shares authorized; 2,000,000
   issued and outstanding; par value of $.01 per share)                             20             20
Common stock (50,000,000 shares authorized; 32,276,301
   issued; par value of $.01 per share)                                            323            323
Additional paid-in capital - preferred                                             680            680
Additional paid-in capital - common                                            693,851        695,118
Unrealized gain on investments (net of deferred income tax
   provision of $13,575 and $4,908)                                             25,212          9,114
Accumulated earnings                                                           231,124        142,721
Deferred equity compensation                                                    26,181         12,069
Less treasury stock at cost (3,521,847 and 2,303,407 shares held)              (95,031)       (58,785)
                                                                           -----------    -----------
          TOTAL SHAREHOLDERS' EQUITY                                           882,360        801,260
                                                                           -----------    -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 1,900,644    $ 1,537,742
                                                                           ===========    ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[Page 27 of 1997 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in thousands, except per share data)

                                                             Year Ended December 31,
                                                             -----------------------
                                                         1997         1996         1995
                                                         ----         ----         ----
REVENUES:
   Net premiums written (net of premiums ceded of
     $63,513, $55,965 and $33,166, of which
     $38,105, $35,299 and $20,582 were ceded to
     affiliates)                                      $ 172,878    $ 121,000    $  77,576
   Increase in deferred premium revenue                 (63,367)     (30,552)      (8,229)
                                                      ---------    ---------    ---------
   Premiums earned (net of premiums ceded of
     $41,198, $38,723 and $38,013)                      109,511       90,448       69,347
   Net investment income                                 72,085       65,064       48,965
   Net realized gains                                    11,522        3,189        5,120
   Other income                                           9,303          297        3,841
                                                      ---------    ---------    ---------
                   TOTAL REVENUES                       202,421      158,998      127,273
                                                      ---------    ---------    ---------
EXPENSES:
   Losses and loss adjustment expenses:
          Related to Merger                                --           --         15,400
          Other (net of reinsurance recoveries of
             $3,605, ($2,249) and $9,101, of which
             $3,199, ($3,084) and $7,111 were ceded
             to affiliates)                               9,156        6,874        6,258
   Policy acquisition costs                              27,962       23,829       16,888
   Other operating expenses                              26,804       18,524       13,685
                                                      ---------    ---------    ---------
                   TOTAL EXPENSES                        63,922       49,227       52,231
                                                      ---------    ---------    ---------
INCOME BEFORE INCOME TAXES                              138,499      109,771       75,042
                                                      ---------    ---------    ---------
Provision (benefit) for income taxes:
   Current                                               30,960       27,227       23,187
   Deferred                                               7,037        1,784       (3,183)
                                                      ---------    ---------    ---------
   Total provision                                       37,997       29,011       20,004
                                                      ---------    ---------    ---------
        NET INCOME                                    $ 100,502    $  80,760    $  55,038
                                                      =========    =========    =========
        Basic earnings per common share               $    3.35    $    2.64    $    2.13
                                                      =========    =========    =========
        Diluted earnings per common share             $    3.25    $    2.61    $    2.13
                                                      =========    =========    =========

           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[Page 28 of 1997 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)

                                                       Additional  Additional Unrealized
                                                         Paid-In     Paid-In     Gain                  Deferred
                                    Preferred  Common   Capital -   Capital - (Loss) on  Accumulated    Equity    Treasury
                                      Stock     Stock   Preferred    Common   Investment  Earnings   Compensation  Stock     Total
                                      -----     -----   ---------    ------   ----------  --------   ------------  -----     -----
BALANCE, December 31, 1994          $     20  $    262  $    680   $544,266   $(21,709)   $ 25,647   $   --     $ (3,730)  $545,436

Net income for the year                                                                     55,038                           55,038

Net change in unrealized gain on
   investments (net of deferred
   income taxes of $22,421)                                                     41,640                                       41,640

Issuance of common stock - 6,051,661
   shares                                           61              151,987                                                 152,048

Dividends paid on common
   stock ($0.32 per share)                                                                  (8,275)                          (8,275)

Deferred equity compensation                                                                            6,504                 6,504

Purchase of 591,714 shares of
   common stock                                                                                                 (14,444)    (14,444)
                                    --------  --------  --------   --------   --------    --------   --------   --------   --------
BALANCE, December 31, 1995                20       323       680    696,253     19,931      72,410      6,504   (18,174)    777,947

Net income for the year                                                                     80,760                           80,760

Net change in unrealized loss on
   investments (net of deferred
   income tax benefit of $5,823)                                               (10,817)                                     (10,817)

Dividends paid on common
   stock ($0.35 per share)                                                                 (10,536)                         (10,536)

Deferred equity compensation                                                                            5,565                 5,565

Purchase of 1,529,131 shares of
   common stock                                                                                                 (40,611)    (40,611)

Other common stock transactions                                      (1,135)                                                 (1,135)

Adjustment to prior-year disposal of
   subsidiary                                                                                   87                               87
                                    --------  --------  --------   --------   --------    --------   --------   --------   --------
BALANCE, December 31, 1996                20       323       680    695,118      9,114     142,721     12,069    (58,785)   801,260

Net income for the year                                                                    100,502                          100,502

Net change in unrealized gain on
   investments (net of deferred
   income taxes of $8,667)                                                      16,098                                       16,098

Dividends paid on common stock
   ($0.405 per share)                                                                      (12,099)                         (12,099)

Deferred equity compensation                                                                           17,781                17,781

Deferred equity payout                                                  187                            (3,287)        56     (3,044)

Purchase of 162,573 shares of
   common stock                                                                                                   (5,434)    (5,434)

Issuance of 125,106 shares of
   treasury stock for
   options exercised                                                    688                              (382)     3,042      3,348

Forward share transactions:
   Settlements with employees
     and directors                                                   (2,142)                                                 (2,142)
   Settlements with counterparties                                                                               (33,910)   (33,910)
                                    --------  --------  --------   --------   --------    --------   --------   --------   --------
BALANCE, December 31, 1997          $     20  $    323  $    680   $693,851   $ 25,212    $231,124   $ 26,181   $(95,031)  $882,360
                                    ========  ========  ========   ========   ========    ========   ========   ========   ========

           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[Page 29 of 1997 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                           1997           1996           1995
                                                           ----           ----           ----
Cash flows from operating activities:
   Premiums received, net                             $   171,145    $   124,540    $    85,481
   Policy acquisition and other operating expenses
     paid, net                                            (43,279)       (32,266)       (36,067)
   Recoverable advances received (paid)                    (7,629)        10,213         (9,419)
   Losses and loss adjustment expenses paid                (6,463)       (15,473)        (4,954)
   Net investment income received                          65,662         63,533         41,939
   Federal income taxes paid                              (19,797)       (34,595)       (15,890)
   Interest paid                                           (5,158)        (2,115)           (95)
   Other                                                   (2,017)        (4,253)         9,872
                                                      -----------    -----------    -----------
          Net cash provided by operating activities       152,464        109,584         70,867
                                                      -----------    -----------    -----------

Cash flows from investing activities:
   Proceeds from sales of bonds                         1,078,226      1,117,473        624,802
   Proceeds from maturities of bonds                       32,468          2,965            606
   Purchases of bonds                                  (1,254,274)    (1,150,024)      (713,799)
   Net gain on sale of subsidiaries                         7,986           --             --
   Purchases of property and equipment                     (3,097)        (2,188)          (999)
   Payment for purchase of subsidiary, net of cash
      acquired                                               --             --          (11,447)
   Net decrease (increase) in short-term
     investments                                          (55,551)       (18,586)        56,689
                                                      -----------    -----------    -----------
          Net cash used for investing activities         (194,242)       (50,360)       (44,148)
                                                      -----------    -----------    -----------

Cash flows from financing activities:
   Issuance of notes payable, net                         125,905           --             --
   Repayment of notes payable                             (30,000)          --             --
   Dividends paid                                         (12,099)       (10,536)        (8,275)
   Treasury stock, net                                    (36,246)       (41,660)       (14,444)
   Payment of management notes                               --             --           (5,624)
   Other                                                   (1,453)          --             --
                                                      -----------    -----------    -----------
          Net cash provided by (used for) financing
                 activities                                46,107        (52,196)       (28,343)
                                                      -----------    -----------    -----------

Net increase (decrease) in cash                             4,329          7,028         (1,624)

Cash at beginning of year                                   8,146          1,118          2,742
                                                      -----------    -----------    -----------
Cash at end of year                                   $    12,475    $     8,146    $     1,118
                                                      ===========    ===========    ===========

                                    Continued

           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                             (Dollars in thousands)

                                                                Year Ended December 31,
                                                                -----------------------
                                                           1997           1996           1995
                                                           ----           ----           ----
Reconciliation of net income to net cash flows
   from operating activities:
Net income                                            $   100,502    $    80,760    $    55,038
   Decrease (increase) in accrued investment income        (2,504)          (578)           124
   Increase in deferred premium revenue and related
      foreign exchange adjustment                          62,101         29,622          8,141
   Increase in deferred acquisition costs                 (24,865)       (13,282)       (10,305)
   Increase (decrease) in current federal income
      taxes payable                                         7,891         (7,368)         7,297
   Increase (decrease) in unpaid losses and loss
      adjustment expenses                                   2,596         (8,023)        14,587
   Increase in amounts withheld for others                    133             52             30
   Provision (benefit) for deferred income taxes           10,309          1,784         (3,183)
   Net realized gains on investments                      (11,522)        (3,189)        (5,120)
   Deferred equity compensation                            14,299          5,565          5,735
   Depreciation and accretion of bond discount             (2,802)        (1,735)        (5,735)
   Net gain on sale of subsidiaries                        (7,986)          --             --
   Change in other assets and liabilities                   4,312         25,976          4,258
                                                      -----------    -----------    -----------
Cash provided by operating activities                 $   152,464    $   109,584    $    70,867
                                                      ===========    ===========    ===========

Additional common stock was issued in relation to the Merger in 1995.

           The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[Pages 30 - 44 of 1997 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


1.    ORGANIZATION AND OWNERSHIP

      Financial Security Assurance Holdings Ltd. (the Company) is a holding company incorporated in the State of New York. The Company is principally engaged (through its insurance subsidiaries) in providing financial guaranty insurance on asset-backed and municipal obligations. The Company's underwriting policy is to insure asset-backed and municipal obligations that it determines would be of investment-grade quality without the benefit of the Company's insurance. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Financial guaranty insurance written by the Company guarantees payment when due of scheduled payments on an issuer's obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis.

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

      On December 20, 1995, a subsidiary of the Company merged (the Merger) with Capital Guaranty Corporation (CGC). The Merger provided for each CGC share to be exchanged for 0.6716 share of the Company's common stock and cash of $5.69. The Company issued in the aggregate 6,051,661 common shares and paid aggregate cash consideration of $51,300,000. At December 31, 1995, the Company was owned 50.3% by U S WEST, Inc. (U S WEST), 7.8% by Fund American Enterprises Holdings, Inc. (Fund American), 6.1% by The Tokio Marine and Fire Insurance Co., Ltd. (Tokio Marine) and 35.8% by the public and employees. At December 31, 1996, the Company was owned 40.4% by U S WEST, 11.5% by Fund American, 6.4% by Tokio Marine and 41.7% by the public and employees. At December 31, 1997, the Company was owned 42.1% by U S WEST, 12.0% by Fund American, 6.7% by Tokio Marine and 39.2% by the public and employees. These percentages are calculated based upon outstanding shares, which are reduced by treasury shares as presented in these financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), which, for the insurance company subsidiaries, differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note
6). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company's consolidated balance sheets at December 31, 1997 and 1996 and the reported amounts of revenues and expenses in the consolidated statements of income during the years ended December 31, 1997, 1996 and 1995. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses and the deferral and amortization of deferred policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

      Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, FSA Portfolio Management Inc., CGC, Transaction Services Corporation, Financial Security Assurance Inc.
(FSA), FSA Insurance Company, Financial Security Assurance of Oklahoma, Inc. and Financial Security Assurance (U.K.) Limited (collectively, the Subsidiaries). All intercompany accounts and transactions have been eliminated. Certain prior-year balances have been reclassified to conform to the 1997 presentation. The Merger was accounted for on a purchase accounting basis. In view of the short period between the date of the Merger, December 20, 1995, and the year-end, the date of the Merger for accounting purposes is considered to be December 31, 1995. As a result, the accounting for the Merger has no effect on the Company's consolidated statement of income for the year ended December 31, 1995, except for the recording of $15,400,000 in losses and loss adjustment expenses to increase FSA's general reserve to provide for the insured portfolio assumed by FSA in the Merger (see Notes 17 and 19).

      Investments

      Investments in debt securities designated as available for sale are carried at market value. Any resulting unrealized gain or loss is reflected as a separate component of shareholders' equity, net of applicable deferred income taxes. All of the Company's long-term investments are classified as available for sale.

      Bond discounts and premiums are amortized on the effective yield method over the remaining terms of the securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments, which are those investments with a maturity of less than one year at time of purchase, are carried at market value, which approximates cost. Realized gains or losses on sale of investments are determined on the basis of specific identification. Investment income is recorded as earned.

      To manage adverse movements in interest rates, the Company uses exchange traded futures and options. Primarily, these contracts are designated as hedges of specific identified securities and any gains or losses on these hedges are deferred and included as part of the Company's unrealized gains or losses in stockholders' equity until the disposition of the hedged assets. The Company will discontinue to account for these contracts as hedges if there ceases to be a high correlation between the change in price of the hedged assets and the hedge. Other derivative positions, also in exchange traded futures contracts, that are not accounted for as hedges are marked-to-market on a daily basis, and any gains or losses are included in capital gains or losses.

      Premium Revenue Recognition

      Gross and ceded premiums are earned in proportion to the amount of risk outstanding over the expected period of coverage. Deferred premium revenue and prepaid reinsurance premiums represent the portion of premium that is applicable to coverage of risk to be provided in the future on policies in force. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium revenue and prepaid reinsurance premium, less any amount credited to a refunding issue insured by the Company, are recognized.

      Losses and Loss Adjustment Expenses

      A case basis reserve for unpaid losses and loss adjustment expenses is recorded at the present value of the estimated loss when, in management's opinion, the likelihood of a future loss is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using current risk-free rates.

      The general reserve is calculated by applying a loss factor to the total net par amount outstanding of the Company's insured obligations over the term of such insured obligations and discounting the result at risk-free rates. The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and the Company's portfolio characteristics and history. The general reserve is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future.

      Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the ultimate net cost of claims. The reserves are necessarily based on estimates, and there can be no assurance that the ultimate liability will not differ from such estimates. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company's actual loss experience, its future mix of business, and future economic conditions.

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

      Earnings per Common Share

      In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, Earnings Per Share (EPS), specifying the computation, presentation and disclosure requirements for EPS (see Note 20). The new standard defines "basic" and "diluted" earnings per share. Basic earnings per share are based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share plans to the average common shares outstanding. Diluted earnings per share are based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share plan and the Company's convertible preferred stock to the average basic shares outstanding. All earnings per share have been restated to reflect the adoption of SFAS No. 128.

3.    INVESTMENTS

      Bonds at amortized cost of $11,025,000 and $17,669,000 at December 31, 1997 and 1996, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

      Consolidated net investment income consisted of the following (in thousands):

                                                  Year Ended December 31,
                                                  -----------------------
                                            1997           1996           1995
                                            ----           ----           ----
Bonds                                    $ 65,422       $ 61,740       $ 43,789
Equity investments                          1,393            928           --
Short-term investments                      7,206          3,966          6,070
Investment expenses                        (1,936)        (1,570)          (894)
                                         --------       --------       --------
Net investment income                    $ 72,085       $ 65,064       $ 48,965
                                         ========       ========       ========

      The credit quality of the investment portfolio at December 31, 1997 was as follows:

                                          Percent of
                    Rating           Investment Portfolio
             --------------------   ----------------------
                     AAA                    69.1%
                      AA                    16.0
                      A                     11.5
                     BBB                     1.1
                    Other                    2.3

      The amortized cost and estimated market value of bonds were as follows (in thousands):

                                              Gross        Gross
                                            Amortized   Unrealized    Unrealized    Estimated
December 31, 1997                              Cost        Gains        Losses     Market Value
-----------------                              ----        -----        ------     ------------
U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                            $  122,817   $      799   $     (454)   $  123,162

Obligations of states and political
    subdivisions                              777,042       40,187         (135)      817,094

Foreign securities                             48,078         --         (6,126)       41,952

Mortgage-backed securities                    195,567        2,213          (27)      197,753

Corporate securities                           66,014        1,375         (501)       66,888

Asset-backed securities                        20,961          349           (1)       21,309
                                           ----------   ----------   ----------    ----------
     Total                                 $1,230,479   $   44,923   $   (7,244)   $1,268,158
                                           ==========   ==========   ==========    ==========

December 31, 1996

U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                            $   55,619   $    1,103   $     (557)   $   56,165

Obligations of states and political
    subdivisions                              661,831       15,208       (2,870)      674,169

Foreign securities                             15,019          197          (71)       15,145

Mortgage-backed securities                    177,818        1,432         (906)      178,344

Corporate securities                           76,760          381         (403)       76,738

Asset-backed securities                        71,370          680         (172)       71,878
                                           ----------   ----------   ----------    ----------
     Total                                 $1,058,417   $   19,001   $   (4,979)   $1,072,439
                                           ==========   ==========   ==========    ==========

      The change in net unrealized gains (losses) consisted of (in thousands):

                                                    Year Ended December 31,
                                                    -----------------------
                                                  1997       1996        1995
                                                  ----       ----        ----
Bonds                                          $ 23,657   $(16,640)   $ 64,061
Equity investments                                1,109       --          --
                                               --------   --------    --------
     Change in net unrealized gains (losses)   $ 24,766   $(16,640)   $ 64,061
                                               ========   ========    ========

      The amortized cost and estimated market value of bonds at December 31, 1997 and 1996, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                              December 31, 1997           December 31, 1996
                                              -----------------           -----------------
                                                         Estimated                   Estimated
                                            Amortized      Market      Amortized       Market
                                              Cost         Value         Cost          Value
                                              ----         -----         ----          -----
Due in one year or less                    $    4,009   $    4,007   $   38,305    $   38,626
Due after one year through five years          70,283       70,007       57,531        57,712
Due after five years through ten years        208,986      208,170      105,495       105,848
Due after ten years                           730,673      766,912      607,898       620,031
Mortgage-backed securities (stated
    maturities of 4 to 39 years)              195,567      197,753      177,818       178,344
Asset-backed securities (stated
    maturities of 2 to 30 years)               20,961       21,309       71,370        71,878
                                           ----------   ----------   ----------    ----------
     Total                                 $1,230,479   $1,268,158   $1,058,417    $1,072,439
                                           ==========   ==========   ==========    ==========

      Proceeds from sales of bonds during 1997, 1996 and 1995 were $1,131,317,000, $1,118,112,000 and $608,773,000, respectively. Gross gains of
$12,659,000, $15,335,000 and $12,434,000 and gross losses of $1,440,000,
$12,146,000 and $7,314,000 were realized on sales in 1997, 1996 and 1995, respectively.

      To hedge against changes in yields on certain one-year corporate securities, the Company entered into a series of Eurodollar futures contracts, which were marked-to-market on a daily basis. These contracts were accounted for as hedges. At year-end 1996, the net unrealized loss on the contracts, included in the Company's unrealized gains in the stockholders' equity section, was not material. The aggregate notional amount of these contracts was $83,728,000 as of December 31, 1996.

      The Company held open positions in U.S. Treasury bond futures contracts with an aggregate notional amount of $33,300,000 and $20,600,000 as of December 31, 1997 and 1996, respectively. Such positions are marked-to-market on a daily basis, and for the years ended December 31, 1997 and 1996, the Company reported net realized gains of $190,000 and $923,000, respectively, which are included in gross realized capital gains, above.

4.    DEFERRED ACQUISITION COSTS

      Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows (in thousands):

                                                  Year Ended December 31,
                                                  -----------------------
                                               1997         1996         1995
                                               ----         ----         ----
Balance, beginning of period                $ 146,233    $ 132,951    $  91,839
                                            ---------    ---------    ---------
Costs deferred during the period:
 Ceding commission income                     (18,956)     (15,956)      (9,836)
 Assumed commission expense                        31           38           55
 Premium taxes                                  5,554        3,718        2,537
 Compensation and other acquisition costs      66,198       49,311       34,437
                                            ---------    ---------    ---------
                  Total                        52,827       37,111       27,193
                                            ---------    ---------    ---------
Costs amortized during the period             (27,962)     (23,829)     (16,888)
                                            ---------    ---------    ---------
Balance of acquired subsidiary                   --           --         30,807
                                            ---------    ---------    ---------
Balance, end of period                      $ 171,098    $ 146,233    $ 132,951
                                            =========    =========    =========

5.    OTHER OPERATING EXPENSES

      Total salary expense and related benefits included in other operating expenses were $19,796,000, $14,596,000 and $12,046,000 for the years ended
December 31, 1997, 1996 and 1995, respectively.

6.    STATUTORY ACCOUNTING PRACTICES

      GAAP for the Subsidiaries differs in certain significant respects from accounting practices prescribed or permitted by insurance regulatory authorities. The principal differences result from the following statutory accounting practices:

      - Upfront premiums on municipal business are recognized as earned when related principal and interest have expired rather than over the expected coverage period;

      - Acquisition costs are charged to operations as incurred rather than as related premiums are earned;

      - A contingency reserve (rather than a general loss reserve) is computed based on the following statutory requirements:

            (i) For all policies written prior to July 1, 1989, an amount equal to 50% of cumulative earned premiums less permitted reductions, plus;

            (ii) For all policies written on or after July 1, 1989, an amount equal to the greater of 50% of premiums written for each category of insured obligation or a designated percentage of principal guaranteed for that category. These amounts are provided each quarter as either 1/60th or 1/80th of the total required for each category, less permitted reductions;

      - Certain assets designated as "non-admitted assets" are charged directly to statutory surplus but are reflected as assets under GAAP;

      - Federal income taxes are provided only on taxable income for which income taxes are currently payable;

      -     Accruals for deferred compensation are not recognized;

      -     Purchase accounting adjustments are not recognized;

      -     Bonds are carried at amortized cost;

      -     Surplus notes are recognized as surplus rather than a liability.

      A reconciliation of net income for the calendar years 1997, 1996 and 1995 and shareholders' equity at December 31, 1997, 1996 and 1995, reported by the Company on a GAAP basis, to the amounts reported by the Subsidiaries on a statutory basis, is as follows (in thousands):

Net Income:                                       1997         1996         1995
                                                  ----         ----         ----
GAAP BASIS                                     $ 100,502    $  80,760    $  55,038
Non-insurance companies net loss (gain)             (243)          95          (50)
Premium revenue recognition                      (23,130)      (5,518)      (4,805)
Losses and loss adjustment expenses incurred       4,653       (2,138)      10,871
Deferred acquisition costs                       (24,865)     (12,482)     (10,305)
Deferred income tax provision (benefit)            8,025          911       (3,055)
Amortization of bonds                                 56          566        1,195
Accrual of deferred compensation, net             26,681       12,737        5,663
Other                                                (61)       1,404       (1,580)
                                               ---------    ---------    ---------
STATUTORY BASIS                                $  91,618    $  76,335    $  52,972
                                               =========    =========    =========

                                                        December 31,
                                               ------------------------------
Shareholders' Equity:                          1997         1996         1995
                                               ----         ----         ----
GAAP BASIS                                  $ 882,360    $ 801,260    $ 777,947
Non-insurance companies liabilities, net       15,500       14,072       12,039
Premium revenue recognition                   (74,863)     (51,760)     (46,248)
Loss and loss adjustment expense reserves      34,313       29,660       31,798
Deferred acquisition costs                   (171,098)    (146,233)    (132,951)
Contingency reserve                          (287,694)    (227,139)    (183,967)
Unrealized gain on investments, net of tax    (43,027)     (14,084)     (30,298)
Deferred income taxes                          59,867       41,682       43,205
Accrual of deferred compensation               41,451       18,390        5,653
Surplus notes                                  50,000         --           --
Other                                         (12,841)     (17,043)     (16,492)
                                            ---------    ---------    ---------
STATUTORY BASIS (SURPLUS)                   $ 493,968    $ 448,805    $ 460,686
                                            =========    =========    =========
SURPLUS PLUS CONTINGENCY RESERVE            $ 781,661    $ 675,944    $ 644,653
                                            =========    =========    =========

7.    FEDERAL INCOME TAXES

      For periods prior to May 13, 1994, the date of the initial public offering when the Company became less than 80% owned by U S WEST, the Company and its Subsidiaries joined with U S WEST and its subsidiaries in filing a consolidated federal income tax return. Under a U S WEST practice, an income tax benefit or liability was allocated to the Company to the extent that benefits were usable or additional liabilities were incurred by U S WEST due to the Company's inclusion in the U S WEST tax returns. For each year since the Company's acquisition by U S WEST, the Company's resulting income tax provision has been the same as if the allocation of taxes were based on a separate return calculation. For the Subsidiaries, under a separate tax sharing agreement with U S WEST, the allocation of income taxes was based upon separate return calculations, which provided that benefits or liabilities created by the Subsidiaries were allocated to the Subsidiaries regardless of whether the benefits were usable or additional liabilities were incurred in the U S WEST tax returns. For periods subsequent to May 12, 1994, the Company and all members of its group elected to file consolidated federal income tax returns. The calculation of each member's tax benefit or liability was controlled by a tax sharing agreement that based the allocation of such benefit or liability upon a separate return calculation.

      The cumulative balance sheet effects of deferred tax consequences are (in thousands):

                                                               December 31,
                                                               ------------
                                                            1997         1996
                                                            ----         ----
Deferred acquisition costs                              $  59,884    $  51,182
Deferred premium revenue adjustments                        8,424        3,520
Unrealized capital gains                                   15,618        7,952
Contingency reserves                                       38,037       30,893
Market discounts                                            2,016        1,950
                                                        ---------    ---------
     Total deferred tax liabilities                       123,979       95,497
                                                        ---------    ---------

Loss and loss adjustment expense reserves                 (12,009)     (10,381)
Deferred compensation                                     (21,503)     (10,730)
Tax credits                                                (1,807)      (7,861)
Tax and loss bonds                                        (30,520)     (22,526)
Other, net                                                 (1,268)      (2,832)
                                                        ---------    ---------
     Total deferred tax assets                            (67,107)     (54,330)
                                                        ---------    ---------
Total deferred income taxes                             $  56,872    $  41,167
                                                        =========    =========

      No valuation allowance was necessary at December 31, 1997 or 1996.

      A reconciliation of the effective tax rate with the federal statutory rate follows:

                                                     Year Ended December 31,
                                                     -----------------------
                                                1997         1996         1995
                                                ----         ----         ----
Tax at statutory rate                           35.0%        35.0%        35.0%
Tax-exempt interest                             (7.9)        (8.9)        (8.5)
Other                                            0.3          0.3          0.2
                                                ----         ----         ----
Provision for income taxes                      27.4%        26.4%        26.7%
                                                ====         ====         ====

8.    SHAREHOLDERS' EQUITY

      On September 2, 1994, the Company issued to Fund American 2,000,000 shares of Series A, non-dividend paying, voting, convertible preferred stock having an aggregate liquidation preference of $700,000. The preferred stock is convertible, at the option of the holder upon payment of the conversion price therefor, into an equal number of shares of common stock (subject to anti-dilutive adjustment). The conversion price per share (subject to anti-dilutive adjustment) is $29.65. The preferred stock will be redeemed (if then outstanding) on May 13, 2004 at a redemption price of $0.35 per share. Fund American is entitled to one vote per share of preferred stock, voting together as a single class with the holders of common stock on all matters upon which holders of common stock are entitled to vote. As the holder of the preferred stock, Fund American is not entitled to receive dividends or other distributions of any kind payable to shareholders of the Company, except that, in the event of the liquidation, dissolution or winding up of the Company, it is entitled to receive out of the assets of the Company available therefor, before any distribution or payment is made to the holders of common stock or to any other class of capital stock of the Company ranking junior to the Company's preferred stock, liquidation payments in the amount of $0.35 per share. Fund American may not transfer the preferred stock, except to one of its majority-owned subsidiaries.

      On December 20, 1995, CGC merged with a subsidiary of the Company. The Merger provided for each CGC share to be exchanged for 0.6716 share of the Company's common stock and cash of $5.69. The Company issued in the aggregate 6,051,661 common shares and paid aggregate cash consideration of $51,300,000.

      In May 1996, the Company repurchased 1,000,000 shares of its common stock from U S WEST for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with National Westminster Bank Plc and Canadian Imperial Bank of Commerce (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either: (i) to purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) to direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. Simultaneous with the Company entering into the forward agreements, the Company made the economic benefit and risk of 750,000 of these shares available for subscription by certain of the Company's employees and directors. When an individual participant exercises Forward Shares under the subscription program, the Company settles with the participant but does not necessarily close out the corresponding forward share position with the Counterparties. The cost of these settlements during 1997 was $2,142,000 and was charged to additional paid-in capital. By the fourth quarter of 1997, such exercises by participants had increased the number of shares allocated to the Company from 1,000,000 shares to 1,187,800 shares. During the fourth quarter of 1997, the Company purchased 1,187,800 Forward Shares for $33,910,000 by exercising rights under the forward agreements. At December 31, 1997, as a result of the Company's exercise, the repurchased shares are held as treasury stock, and the remaining 562,200 Forward Shares were allocated to the subscription program.

9.    DIVIDENDS AND CAPITAL REQUIREMENTS

      Under New York Insurance Law, FSA may pay a dividend to the Company without the prior approval of the Superintendent of the New York State Insurance Department only from earned surplus subject to the maintenance of a minimum capital requirement. In addition, the dividend, together with all dividends declared or distributed by FSA during the preceding twelve months, may not exceed the lesser of 10% of its policyholders' surplus shown on FSA's last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 1997, FSA had $49,846,000 available for the payment of dividends over the next twelve months. In addition, the New York Superintendent has approved the repurchase by FSA of up to $75,000,000 of its shares from the Company through December 31, 1998, pursuant to which FSA has repurchased $66,500,000 of its shares through December 31, 1997.

10.   CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

      The Company has a credit arrangement aggregating $150,000,000 at December 31, 1997, which is provided by commercial banks and intended for general application to transactions insured by the Subsidiaries. At December 31, 1997, there were no borrowings under this arrangement, which expires on November 23, 1999. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186,911,000, of which $100,911,000 was unutilized at December 31, 1997.

      FSA has a standby line of credit commitment in the amount of $240,000,000 with a group of international Aaa/AAA-rated banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $230,000,000 or 5.75% of average annual debt service of the covered portfolio. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations including certain installment premiums and other collateral. This commitment has a term beginning on April 30, 1997 and expiring on April 30, 2004 and contains an annual renewal provision subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 1997.

      In connection with the Merger, the Company assumed $30,000,000 of CGC's senior notes. Interest on these notes was paid semiannually at the rate of 7.05% per annum. These notes were repaid in September 1997.

      On September 18, 1997, the Company issued $130,000,000 of 7.375% Senior Quarterly Income Debt Securities (Senior QUIDS) due September 30, 2097 and callable without premium or penalty on or after September 18, 2002. Interest on these notes is paid quarterly beginning on December 31, 1997. Debt issuance costs of $4,300,000 are being amortized over the life of the debt. The Company used the proceeds to repay the CGC senior notes described above, to augment capital in the Subsidiaries, to repurchase Forward Shares (see Note 8) and for general corporate purposes.

11.   EMPLOYEE BENEFIT PLANS

      The Subsidiaries maintain both a qualified and a non-qualified non-contributory defined contribution pension plan for the benefit of all eligible employees. The Subsidiaries' contributions are based upon a fixed percentage of employee compensation. Pension expense, which is funded as accrued, amounted to $2,535,000, $2,215,000 and $1,898,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

      The Subsidiaries have an employee retirement savings plan for the benefit of all eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by the Internal Revenue Service (IRS Code, Section 401(k)). The Subsidiaries' contributions are discretionary, and none have been made.

      During 1991, the Subsidiaries established the Profit Participation Plan as a long-term incentive compensation plan for the benefit of certain of its employees. Prior to the Company's initial public offering in 1994, the Company adopted a Supplemental Restricted Stock Plan. Pursuant to this plan, awards of outstanding units to existing employees under the Profit Participation Plan were valued at $0.20 per dollar of award ($0.70 per dollar of award in the case of 1994 regular units granted thereunder) and, at the election of each outstanding employee, were exchanged for restricted shares of common stock valued at the initial public offering price of $20.00 per share. All employees of the Company, including all senior executives, exchanged their outstanding interests in the Profit Participation Plan for restricted shares of common stock at the public offering price under the Supplemental Restricted Stock Plan. In exchange for an accrued balance of $7,126,000 in such Profit Participation Plan, the Company issued 356,345 shares of restricted stock. This transaction was treated as a non-cash financing transaction for cash flow purposes. The stock was restricted because ownership of the shares by employees required continued employment. The shares vested ratably over a three-year period on July 1, 1994, 1995 and 1996.

      Pursuant to the 1993 Equity Participation Plan, 1,810,780 shares of common stock, subject to anti-dilutive adjustment, were reserved for awards of options, restricted shares of common stock, and performance shares to employees for the purpose of providing, through the grant of long-term incentives, a means to attract and retain key personnel and to provide to participating officers and other key employees long-term incentives for sustained high levels of performance. Shares available under the 1993 Equity Participation Plan were increased from 1,810,780 to 2,110,780 in May 1995. The 1993 Equity Participation Plan also contains provisions that permit the Human Resources Committee to pay all or a portion of an employee's bonuses in the form of shares of common stock credited to the employees at a 15% discount from current market value and paid to employees five years from the date of award. Up to an aggregate of 10,000,000 shares may be allocated to such equity bonuses. Common stock to pay performance shares, stock options and equity bonus awards is acquired by the Company through open-market purchases by a trust established for such purpose.

      During 1994, under the Company's 1993 Equity Participation Plan, the Company granted to officers and employees, in respect of future performance, non-qualified options to purchase an aggregate of 1,099,000 shares of common stock, of which 39,000 were forfeited and 1,060,000 were still outstanding at December 31, 1994, substantially all of which have an exercise price of $20.00 per share. (As described below, 1,025,500 of these options were converted to performance shares.) The foregoing options vest, subject to continuation of employment and other terms of the option grants, at the rate of 20% per year, for five one-year periods, with the first period ending on July 1, 1994. Such options expire ten years after the effective dates of their grant. In the fourth quarter of 1994, holders of outstanding stock options under the 1993 Equity Participation Plan were offered the right to exchange such stock options for an equal number of performance shares under such Plan. Also, as a result of the Merger, the Company granted stock options to acquire an aggregate of 169,956 shares of common stock with strike prices ranging from $18.63 to $23.53 per share to employees of CGC in exchange for outstanding stock options of CGC. During 1997, employees acquired 125,106 shares subject to options at an average strike price of $22.32 per share and with an average market price of $41.47 per share. In addition, options to purchase 20,194 shares were forfeited during 1997. Giving effect to such exchange and subsequent awards, at December 31, 1997, there were outstanding 1,366,375 performance shares and options to purchase 56,656 shares of common stock.

      Performance shares granted under the 1993 Equity Participation Plan were as follows:

        Outstanding      Granted       Earned      Forfeited     Outstanding       Market
        at Beginning      During       During        During         at End        Price at
          of Year        the Year     the Year      the Year       of Year       Grant Date
          -------        --------     --------      --------       -------       ----------
1995     1,025,500         83,650        --           --          1,109,150       $19.250
1996     1,109,150        282,490        --          17,300       1,374,340        25.250
1997     1,374,340        253,057      201,769       59,253       1,366,375        35.500

      The Company applies APB Opinion 25 and related Interpretations in accounting for its performance shares. The Company estimates the final cost of these performance shares and accrues for this expense over the performance period. The accrued expense for the performance shares was $29,500,000, $13,741,000 and $5,744,000 for the years ended December 31, 1997, 1996 and 1995, respectively. In tandem with this accrued expense, the Company estimates those performance shares that it expects to settle in stock and records this amount in stockholders' equity as deferred compensation. The remainder of the accrual, which represents the amount of performance shares that the Company estimates it will settle in cash, is recorded in accrued expenses and other liabilities. In 1996, the Company adopted disclosure provisions of SFAS No. 123. Had the compensation cost for the Company's performance shares been determined based upon the provisions of SFAS No. 123, there would have been no effect on the Company's reported net income and earnings per share.

      In November 1994, the Company appointed an independent trustee authorized to purchase shares of the Company's common stock in open market transactions, at times and prices determined by the trustee. These purchases are intended to fund future obligations relating to equity bonuses, performance shares and stock options under the 1993 Equity Participation Plan and are presented as treasury stock in these financial statements. During 1997, 1996 and 1995, the total number of shares purchased by the trust was 162,573, 529,131 and 591,714, respectively, at a cost of $5,434,000, $14,111,000 and $14,444,000, respectively. In 1996 and 1995, the Company also repurchased stock from its employees in satisfaction of withholding taxes on shares distributed under its restricted stock plan.

      The Company does not currently provide post-retirement benefits, other than under its defined contribution plans, to its employees, nor does it provide post-employment benefits to former employees.

12.   COMMITMENTS AND CONTINGENCIES

      The Company and its Subsidiaries lease office space and equipment under non-cancelable operating leases, which expire at various dates through 2005.

      Future minimum rental payments are as follows (in thousands):

             Year Ended December 31,
             -----------------------
                       1998                            $ 2,477
                       1999                              2,440
                       2000                              2,301
                       2001                              2,014
                       2002                              1,739
                    Thereafter                           5,071
                                                       -------
                      Total                            $16,042
                                                       =======

      Rent expense for the years ended December 31, 1997, 1996 and 1995 was $4,067,000, $3,816,000 and $3,712,000, respectively.

      During the ordinary course of business, the Subsidiaries have become parties to certain litigation. Management believes that these matters will be resolved with no material financial impact on the Company.

13.   REINSURANCE

      The Subsidiaries reinsure portions of their risks with affiliated (see
Note 15) and unaffiliated reinsurers under quota share treaties and on a facultative basis. The Subsidiaries' principal ceded reinsurance program consisted in 1997 of two quota share treaties and three automatic facultative facilities. One treaty covered all of the Subsidiaries' approved regular lines of business, except U.S. municipal obligation insurance. Under this treaty in 1997, the Subsidiaries ceded 9.75% of each covered policy, up to a maximum of $19,500,000 insured principal per policy. At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 19.5% up to $39,000,000 of each covered policy. A second treaty covered the Subsidiaries' U.S. municipal obligation insurance business. Under this treaty in 1997, the Subsidiaries ceded 9% of each covered policy that is classified by the Subsidiaries as providing U.S. municipal bond insurance as defined by Article 69 of the New York Insurance Law up to a limit of $24,000,000 per single risk, which is defined by revenue source. At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 35% up to $93,333,000 per single risk. These cession percentages under both treaties were reduced on smaller-sized transactions. Under the three automatic facultative facilities in 1997, the Subsidiaries at their option could allocate up to a specified amount for each reinsurer (ranging from $4,000,000 to $50,000,000 depending on the reinsurer) for each transaction, subject to limits and exclusions, in exchange for which the Subsidiaries agreed to cede in the aggregate a specified percentage of gross par insured by the Subsidiaries. Each of the treaties and automatic facultative facilities allowed the Subsidiaries to withhold a ceding commission to defray their expenses. The Subsidiaries also employed non-treaty, quota share facultative reinsurance on various transactions in 1997 in keeping with prior practices. In 1997, the Subsidiaries also implemented facultative first-loss reinsurance on selected asset-backed transactions.

      In the event (which management considers to be highly unlikely) that any or all of the reinsuring companies were unable to meet their obligations to the Subsidiaries, the Subsidiaries would be liable for such defaulted amounts. The Subsidiaries have also assumed reinsurance of municipal obligations from unaffiliated insurers.

      Amounts reinsured were as follows (in thousands):

                                                          Year Ended December 31,
                                                          -----------------------
                                                        1997       1996        1995
                                                        ----       ----        ----
Written premiums ceded                               $ 63,513   $ 55,965    $ 33,166
Written premiums assumed                                1,352      1,873       1,684

Earned premiums ceded                                  41,713     38,723      38,013
Earned premiums assumed                                 5,121      6,020       2,759

Loss and loss adjustment expense payments
   ceded                                                2,862     29,408       3,060
Loss and loss adjustment expense payments
   assumed                                                  2          3           3

Incurred losses and loss adjustment expenses ceded      3,605     (2,249)      9,101
Incurred losses and loss adjustment expenses
   assumed                                                161         38          81

                                                               December 31,
                                                               ------------
                                                           1997          1996
                                                           ----          ----
Principal outstanding ceded                            $24,547,361   $20,292,615
Principal outstanding assumed                            1,670,468     1,995,752

Deferred premium revenue ceded                             173,123       151,224
Deferred premium revenue assumed                            14,128        18,929

Loss and loss adjustment expense reserves ceded             30,618        29,875
Loss and loss adjustment expense reserves assumed              865           705

14.   OUTSTANDING EXPOSURE AND COLLATERAL

      The Company's policies insure the scheduled payments of principal and interest on asset-backed and municipal obligations. The principal amount insured (in millions) as of December 31, 1997 and 1996 (net of amounts ceded to other insurers of $10,129 and $9,601 of asset-backed and $14,418 and $10,691 of municipal, respectively) and the terms to maturity are as follows:

                               December 31, 1997                  December 31, 1996
                               -----------------                  -----------------
Terms to Maturity         Asset-Backed       Municipal       Asset-Backed        Municipal
-----------------         ------------       ---------       ------------        ---------
0 to 5 Years                $  7,553         $  2,230          $  7,424          $  1,571
5 to 10 Years                  5,637            5,683             3,920             3,841
10 to 15 Years                 2,858            8,257             1,461             6,272
15 to 20 Years                   524           14,340               714            11,433
20 Years and Above            11,917           16,479             9,681            12,877
                             -------          -------           -------           -------
          Total              $28,489          $46,989           $23,200           $35,994
                             =======          =======           =======           =======

      The principal amount ceded as of December 31, 1997 and 1996 and the terms to maturity are as follows (in millions):

                                December 31, 1997           December 31, 1996
                                -----------------           -----------------
Terms to Maturity            Asset-Backed   Municipal   Asset-Backed   Municipal
-----------------            ------------   ---------   ------------   ---------
0 to 5 Years                    $ 3,828      $   965      $ 3,695      $   769
5 to 10 Years                     2,118        1,693        2,413        1,192
10 to 15 Years                      553        2,078          452        1,479
15 to 20 Years                      257        3,005          302        2,345
20 Years and Above                3,373        6,677        2,739        4,906
                                -------      -------      -------      -------
          Total                 $10,129      $14,418      $ 9,601      $10,691
                                =======      =======      =======      =======

      The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, by diversifying its portfolio and by maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions):

                                         Net of Amounts Ceded        Ceded
                                              December 31,         December 31,
                                              ------------         ------------
Types of Collateral                          1997      1996      1997      1996
-------------------                          ----      ----      ----      ----
Residential mortgages                      $12,928   $10,987   $ 3,665   $ 3,077
Consumer receivables                        10,659     7,548     4,601     3,735
Government securities                          787     1,477       120       449
Pooled corporate obligations                 3,004     1,663       540       852
Commercial mortgage portfolio:
   Commercial real estate                       98       113       418       463
   Corporate secured                            55        66       481       619
Investor-owned utility obligations             643       791       229       266
Other asset-backed obligations                 315       555        75       140
                                           -------   -------   -------   -------
     Total asset-backed obligations        $28,489   $23,200   $10,129   $ 9,601
                                           =======   =======   =======   =======

      The asset-backed insured portfolio, which aggregated $38,618,244,000 principal before reinsurance at December 31, 1997, was collateralized by assets with an estimated fair value of $44,382,716,000. At December 31, 1996, it aggregated $32,792,722,000 principal before reinsurance and was collateralized by assets with an estimated fair value of $38,323,180,000. Such estimates of fair value are calculated at the inception of each insurance policy and are changed only in proportion to changes in exposure. At December 31, 1997, the estimated fair value of collateral and reserves over the principal insured averaged from 100% for commercial real estate to 172% for corporate secured obligations. At December 31, 1996, the estimated fair value of collateral and reserves over the principal insured averaged from 100% for commercial real estate to 168% for corporate secured obligations. Collateral for specific transactions is generally not available to pay claims related to other transactions. The amounts of losses ceded to reinsurers are determined net of collateral.

      The gross principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions):

                                              Net of Amounts Ceded        Ceded
                                                   December 31,       December 31,
                                                   ------------       ------------
Types of Issues                                  1997      1996      1997      1996
---------------                                  ----      ----      ----      ----
General obligation bonds                       $17,101   $12,523   $ 3,182   $ 2,423
Housing revenue bonds                            1,770     1,794       955     1,033
Municipal utility revenue bonds                  5,892     4,671     2,294     1,472
Health care revenue bonds                        3,924     2,854     2,175     2,049
Tax-supported bonds (non-general obligation)    11,210     8,805     3,526     2,152
Transportation revenue bonds                     1,972     1,479     1,041       436
Other municipal bonds                            5,120     3,868     1,245     1,126
                                               -------   -------   -------   -------
     Total municipal obligations               $46,989   $35,994   $14,418   $10,691
                                               =======   =======   =======   =======

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

      The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state, those states in which municipalities located therein issued an aggregate of 2% or more of the Company's net par amount outstanding of insured municipal securities as of December 31, 1997:

                                 Net Par         Percent of Total    Ceded Par
                      Number      Amount        Municipal Net Par     Amount
      State         of Issues  Outstanding     Amount Outstanding   Outstanding
      -----         ---------  -----------     ------------------   -----------
                              (in millions)                        (in millions)
California             403      $ 7,832               16.7%          $ 1,929
New York               281        4,307                9.2             2,163
Pennsylvania           231        3,125                6.6               650
New Jersey             207        2,730                5.8             1,260
Florida                103        2,669                5.7               817
Texas                  294        2,472                5.3               669
Illinois               274        1,851                3.9               254
Massachusetts          101        1,460                3.1               553
Michigan               147        1,417                3.0               409
Minnesota              129        1,152                2.5               111
Wisconsin              179        1,138                2.4               206
All Other States     1,190       15,575               33.1             4,528
Non-U.S                 29        1,261                2.7               869
                   -------      -------              -----           -------
      Total          3,568      $46,989              100.0%          $14,418
                   =======      =======              =====           =======

15.   RELATED PARTY TRANSACTIONS

      The Subsidiaries ceded premiums of $21,216,000, $19,890,000 and $13,061,000 to Tokio Marine for the years ended December 31, 1997, 1996 and 1995, respectively. The amounts included in prepaid reinsurance premiums at December 31, 1997 and 1996 for reinsurance ceded to Tokio Marine were $53,603,000 and $44,634,000, respectively. Reinsurance recoverable on unpaid losses ceded to Tokio Marine was $613,000 and $477,000 at December 31, 1997 and 1996, respectively.

      The Subsidiaries ceded premiums of $16,890,000, $15,409,000 and $7,522,000 on a quota share basis to affiliates of U S WEST for the years ended December 31, 1997, 1996 and 1995, respectively, of which $351,000, $372,000 and $629,000, respectively, were ceded to Commercial Reinsurance Company (Commercial Re). The amounts included in prepaid reinsurance premiums for reinsurance ceded to these affiliates were $51,980,000 and $49,649,000 at December 31, 1997 and 1996,
respectively, of which $5,554,000 and $8,728,000, respectively, were ceded to Commercial Re. The amounts of reinsurance recoverable on unpaid losses ceded to these affiliates at December 31, 1997 and 1996 were $24,195,000 and $23,473,000, respectively, of which $20,335,000 and $19,170,000, respectively, were ceded to Commercial Re. The Commercial Re reinsurance agreement was subject to, and received, the non-disapproval of the State of New York Insurance Department due to its nature as an affiliate transaction. FSA has taken credit for the reinsurance ceded to Commercial Re.

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

      Bonds -- The carrying amount of bonds represents fair value. The fair value of bonds is based upon quoted market price.

      Short-term investments -- The carrying amount is fair value, which approximates cost due to the short maturity of these instruments.

      Cash, receivable for investments sold and payable for investments purchased -- The carrying amount approximates fair value because of the short maturity of these instruments.

      Deferred premium revenue, net of prepaid reinsurance premiums -- The carrying amount of deferred premium revenue, net of prepaid reinsurance premiums, represents the Company's future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance contract. The fair value of deferred premium revenue, net of prepaid reinsurance premiums, is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the Company's financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the insurance contracts.

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

                                              December 31, 1997        December 31, 1996
                                              -----------------        -----------------
(In thousands)                             Carrying     Estimated    Carrying     Estimated
                                            Amount     Fair Value     Amount     Fair Value
                                            ------     ----------     ------     ----------
Assets:
   Bonds                                  $1,268,158   $1,268,158   $1,072,439   $1,072,439
   Short-term investments                    132,931      132,931       73,641       73,641
   Cash                                       12,475       12,475        8,146        8,146
   Receivable for securities sold             20,623       20,623         --           --

Liabilities:
   Deferred premium revenue, net of
      prepaid reinsurance premiums           422,073      295,451      359,972      251,980
   Losses and loss adjustment expenses,
      net of reinsurance recoverable on
      unpaid losses                           44,799       44,799       42,204       42,204
   Notes payable                             130,000      131,612       30,000       30,000
   Payable for investments purchased          72,979       72,979       14,390       14,390

Off-balance-sheet instruments:
   Installment premiums                         --        116,888         --        102,988

17.   LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

      The Company's liability for losses and loss adjustment expenses consists of the case basis and general reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows (in thousands):

                                                      Year Ended December 31,
                                                      -----------------------
                                                   1997         1996         1995
                                                   ----         ----         ----
Balance at January 1                            $  72,079    $ 111,759    $  91,130
Less reinsurance recoverable                       29,875       61,532       55,491
                                                ---------    ---------    ---------
Net balance at January 1                           42,204       50,227       35,639
Incurred losses and loss adjustment expenses:
       Current year                                 5,400        5,300        3,000
       Prior years                                  3,756        1,574        3,258
       Related to Merger                             --           --         15,400
Paid losses and loss adjustment expenses:
       Current year                                (2,850)        --           --
       Prior years                                 (3,711)     (14,897)      (7,070)
                                                ---------    ---------    ---------
Net balance December 31                            44,799       42,204       50,227
Plus reinsurance recoverable                       30,618       29,875       61,532
                                                ---------    ---------    ---------
     Balance at December 31                     $  75,417    $  72,079    $ 111,759
                                                =========    =========    =========

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

      During 1996, the Company increased its general reserve by $6,874,000, of which $5,300,000 was for originations of new business and $1,574,000 was to reestablish a portion of the general reserve that had previously been transferred to case basis reserves. During 1996, the Company transferred $9,012,000 from its general reserve to case basis reserves associated predominantly with certain residential mortgage and timeshare receivables transactions. Giving effect to these transfers, the general reserve totaled $29,660,000 at December 31, 1996.

      During 1997, the Company increased its general reserve by $9,156,000, of which $5,400,000 was for originations of new business and $3,756,000 was to reestablish a portion of the general reserve that had previously been transferred to case basis reserves. During 1997, the Company transferred $4,503,000 from its general reserve to case basis reserves associated predominantly with certain residential mortgage transactions. Giving effect to these transfers, the general reserve totaled $34,313,000 at December 31, 1997.

      Reserves for losses and loss adjustment expenses are discounted at risk-free rates. The amount of discount taken was approximately $19,779,000, $17,944,000 and $15,276,000 at December 31, 1997, 1996 and 1995, respectively.

18.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except share data)            First     Second      Third     Fourth     Full Year
                                             -----     ------      -----     ------     ---------
1997
   Gross premiums written                   $41,111    $90,995    $42,470    $61,815     $236,391
   Net premiums written                      27,184     67,495     28,911     49,288      172,878
   Net premiums earned                       24,774     27,561     27,204     29,972      109,511
   Net investment income                     16,361     17,121     17,920     20,683       72,085
   Losses and loss adjustment expenses        2,285      2,156      2,426      2,289        9,156
   Income before taxes                       27,266     35,058     37,896     38,279      138,499
             Net income                      20,250     25,233     27,225     27,794      100,502
   Basic earnings per common share             0.67       0.84       0.91       0.93         3.35
   Diluted earnings per common share           0.66       0.82       0.88       0.90         3.25

1996
   Gross premiums written                   $52,580    $44,762    $38,994    $40,630     $176,966
   Net premiums written                      34,139     30,726     28,449     27,686      121,000
   Net premiums earned                       22,734     19,750     21,637     26,327       90,448
   Net investment income                     15,682     15,986     16,467     16,929       65,064
   Losses and loss adjustment expenses        1,625      1,530      1,482      2,237        6,874
   Income before taxes                       26,234     25,211     22,948     35,378      109,771
             Net income                      19,544     18,748     17,210     25,258       80,760
   Basic earnings per common share             0.62       0.61       0.57       0.84         2.64
   Diluted earnings per common share           0.62       0.60       0.57       0.83         2.61

19.   PRO FORMA RESULTS OF ACQUISITION (UNAUDITED)

      The unaudited consolidated results of operations (in thousands, except per share data) on a pro forma basis as though the Merger had been consummated on January 1, 1995, excluding the effect of the one-time general reserve charge in 1995 of $15,400, were as follows:

                                                                  December 31,
                                                                     1995
                                                                     ----
   Total revenues                                                  $157,150
   Total expenses                                                    44,239
   Earnings per common share                                           2.53

      The pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Merger been consummated as of January 1, 1995, nor is it necessarily indicative of future operating results.

20.   EARNINGS PER SHARE

      In 1997, the Company adopted SFAS No. 128 specifying the computation, presentation and disclosure requirements for EPS. The new standard defines "basic" and "diluted" earnings per share. Basic earnings per share are based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share plans to the average common shares outstanding. Diluted earnings per share are based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share plan and the Company's convertible preferred stock to the average basic shares outstanding. The calculations of average basic and diluted common shares outstanding are as follows (in thousands):

                                                         Year Ended December 31,
                                                         -----------------------
                                                         1997     1996     1995
                                                         ----     ----     ----
Average common shares outstanding                       29,858   30,547   25,797
   Shares earned but unissued under stock-based
      compensation plans                                   170       80       59
                                                        ------   ------   ------
Average basic common shares outstanding                 30,028   30,627   25,856
   Shares contingently issuable under:
      Stock-based compensation plans                       395      268       43
      Convertible preferred stock                          490     --       --
                                                        ------   ------   ------
Average diluted common shares outstanding               30,913   30,895   25,899

21.   RECENTLY ISSUED ACCOUNTING STANDARDS

      In February 1997, the Securities and Exchange Commission (SEC) issued Financial Reporting Release No. 48, Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments (FRR No. 48).

      FRR No. 48 amends rules and forms for registrants and requires clarification and expansion of existing disclosures for derivative financial instruments, other financial instruments and derivative commodity instruments, as defined therein. The amendments require enhanced disclosure with respect to these derivative instruments in the footnotes to the financial statements. Additionally, the amendments expand existing disclosure requirements to include quantitative and qualitative discussions with respect to market risk inherent in market-risk-sensitive instruments such as equity and fixed-maturity securities, as well as derivative instruments.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income is defined as the change in stockholders' equity during a period from transactions and other events and circumstances from non-owner sources and includes net income and all changes in stockholders' equity except those resulting from investments by owners and distributions to owners.

      SFAS No. 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

      SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

      Also in June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual and interim financial statements and requires presentation of a measure of profit or loss, certain specific revenue and expense items and segment assets. It also establishes standards for related disclosures about products and services, geographic areas and major customers, superseding most of SFAS No. 14, Financial Reporting for Segments of a Business Enterprise.

      SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The enterprise must report information about revenues derived, major customers, and countries in which it earns revenues and holds assets, regardless of whether that information is used in making operating decisions. However, SFAS No. 131 does not require an enterprise to report information that is not prepared for internal use if reporting would be impracticable.

      SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements of the interim periods in the third year of application.

      The Company is in the process of determining the effect of these standards on its financial statements.

[Page 48 of the 1997 Annual Report to Shareholders]

Common Stock Data


                                                                           Market Price
                                                             ------------------------------------------
                                   Dividends per Share         High             Low             Close
1997
Quarter ended March 31                   $0.0950             $36.7500         $32.7500         $33.1250
Quarter ended June 30                    $0.0950              39.2500          31.5000          38.9375
Quarter ended September 30               $0.1075              46.9375          38.7500          46.5000
Quarter ended December 31                $0.1075              48.6875          40.3125          48.2500

1996
Quarter ended March 31                   $0.0800              26.7500          24.0000          25.3750
Quarter ended June 30                    $0.0800              28.3750          25.3750          27.3750
Quarter ended September 30               $0.0950              30.0000          25.7500          29.5000
Quarter ended December 31                $0.0950              32.8750          27.6250          32.8750