Form 10-K, Exhibit 13
period 1998-12-31
FINANCIAL SECURITY ASSURANCE HOLDINGS LTD/NY/
filed 1999-03-25
CIK 913357

Exhibit 13

[Page 16 of the 1998 Annual Report to Shareholders]

Five-Year Financial Summary


Dollars in millions, except per
share data                                1998          1997          1996             1995          1994
Summary of Operations (a)
Gross premiums written                   $319.3        $236.4        $177.0           $110.7        $106.4
Net premiums written                      219.9         172.9         121.0             77.6          77.8
Net premiums earned                       137.9         109.5          90.4             69.3          65.8
Net investment income                      78.8          72.1          65.1             49.0          46.6
Net income (loss)                         117.0         100.5          80.8(b)          55.0          60.4

Balance Sheet Data (a)
Total investments                       1,874.8       1,431.6       1,154.4          1,110.7         747.2
Total assets                            2,405.5       1,900.6       1,537.7          1,490.3       1,074.3
Deferred premium revenue, net             504.6         422.1         360.0            330.3         212.9
Loss and loss adjustment expense
  reserve, net                             60.0          44.8          42.2             50.2          35.6
Notes payable                             230.0         130.0          30.0             30.0            --
Preferred stock                             0.7           0.7           0.7              0.7           0.7
Common stockholders' equity             1,072.7         881.7         800.6            777.2         544.7

Per Common Share Data (a)
Earnings (loss) per share (c)              3.82          3.25          2.61             2.13          2.32
Book value per share                      35.87         30.66         26.71            24.67         20.92
Dividends paid                             0.44          0.41          0.35             0.32          0.16

Additional Data
Qualified statutory capital             1,037.7         781.7         675.9            644.7         465.8
Total claims-paying resources (d)       2,119.6       1,696.1       1,372.3          1,157.1         821.8
Net par outstanding                   104,673.0      75,478.0      59,194.0         45,979.0      28,223.0
Net insurance in force
  (principal + interest)              159,995.0     117,430.0      93,704.0         75,360.0      45,825.0
Policyholders' leverage
  (risk-to-capital ratio)                 154:1         150:1         139:1            117:1          98:1

(a) Prepared according to generally accepted accounting principles (GAAP).
(b) Includes the effect of a one-time general reserve charge of $15.4 million ($10.0 million after taxes) related to the merger with Capital Guaranty Corporation.
(c) Represents diluted earnings per share.
(d) Statutory capital + statutory unearned premium reserve + present value of future net installment premiums + statutory loss reserve + standby line of credit facility.

[Page 18 of the 1998 Annual Report to Shareholders]

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 1998 versus Year Ended December 31, 1997

Adjusted book value per common share of Financial Security Assurance Holdings Ltd. (the Company) was $47.44 at December 31, 1998, up 19.5% including dividends since year-end 1997. Excluding realized and unrealized capital gains and losses, adjusted book value per share rose 17.3% including dividends. Adjusted book value per common share is used by management and some equity analysts as a proxy for the Company's intrinsic value, exclusive of franchise value. It is defined as book value plus net deferred premium revenue plus the present value of future net installment premiums less deferred acquisition costs less tax effect. Adjusted book value is not a substitute for GAAP book value.

The Company discusses its financial results by breaking out various levels of its income statement in order to present a better analysis of underlying trends. Core net income represents net income before the after-tax effects of refundings and prepayments, net realized capital gains and losses, the cost of the performance share program and other non-recurring adjustments. Core net income therefore represents the Company's normal operating results on a basis comparable to that of its industry peers. Operating net income is core net income plus the after-tax effect of refundings and prepayments. This distinction between core and operating net income is important because higher-than-normal volumes of refundings and prepayments disproportionately increase earned premiums and could suggest a stronger earnings trend than the pace of originations would warrant. Net income, as reported, is operating net income plus the after-tax effects of capital gains and losses, the cost of the performance share program and other non-recurring adjustments, if any.

The Company reports core, operating and reported net income per share results in accordance with SFAS No. 128, which the Company adopted on December 31, 1997. The standard defines "basic" and "diluted" earnings per share. Basic earnings per share is based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share programs to the average common shares outstanding. Diluted earnings per share is based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share program and the Company's convertible preferred stock to the average basic shares outstanding. Unless otherwise indicated, all earnings per share results are diluted, and results reported in prior periods have been restated accordingly.

The Company's 1998 net income was $117.0 million ($3.82 per share), compared with $100.5 million ($3.25 per share) for 1997, an increase of 16.4%. Core net income was $107.5 million ($3.51 per share) for 1998, compared with $90.7 million ($2.93 per share) for 1997, an increase of 18.5%. Total core revenues increased in 1998 by $29.8 million, from $171.6 million for 1997 to $201.4 million for 1998, while total core expenses increased only $7.6 million. Operating net income was $114.9 million ($3.76 per share) for 1998 versus $95.9 million ($3.10 per share) for 1997, an increase of $19.0 million, or 19.8%.

The Company employs two measures of gross premiums originated for a given period. Gross premiums written captures premiums collected in the period, whether collected up front for business originated in the period, or in installments for business originated in prior periods. An alternative measure, gross present value of premiums written (gross PV premiums written) reflects future installment premiums discounted to their present value, as well as upfront premiums, but only for business originated in the period. The Company considers gross PV premiums written to be the better indicator of a given period's origination activity because a substantial portion of the Company's premiums is collected in installments, a practice typical of the asset-backed business. To calculate PV premiums, management estimates the life of each transaction that has installment premiums and discounts the future installment premium payments. For all years prior to 1998, the Company used a fixed discount rate of 9.5%. At the beginning of 1998, the Company

[Page 19 of the 1998 Annual Report to Shareholders]

began calculating the discount rate as the average pre-tax yield on its investment portfolio for the previous three years. This rate for 1998 was 6.31%. Management intends to revise the discount rate in future years according to the same formula, in order to reflect interest rates more accurately.

The Company's principal operating subsidiary, Financial Security Assurance Inc.
(FSA), benefited in 1998 from growth of its core markets and a flight to quality created by volatility in worldwide capital markets. As credit spreads widened for securities at all levels in the credit spectrum, the value of FSA's guaranty increased, and the Company was able to increase production volume significantly while maintaining pricing and underwriting standards. Business was well balanced across U.S. municipal and asset-backed markets. International activity was limited during 1998 because the Company found relatively few opportunities with returns on equity and risk profiles meeting FSA standards.

Gross PV premiums written increased 56.3% to $391.2 million for 1998 from $250.3 million for 1997. (Without the discount rate revision, gross PV premiums written would have been $379.9 million, an increase of 51.8%.) In 1998, the Company insured $58.6 billion par value of bonds, a 58.2% increase over par insured in 1997.

Asset-backed market conditions were favorable. Securitization volume was strong, credit spreads widened, and competition from uninsured executions decreased as demand fell for subordinated debt and residuals. As a result, FSA found a larger number of appropriate transactions to guarantee and was able to expand its product lines. In addition to maintaining strong production in the consumer and residential mortgage finance sectors, FSA significantly increased its volume of structured financings, such as collateralized debt obligations. Asset-backed gross PV premiums written were $162.7 million in 1998, compared with $111.0 million in 1997, an increase of 46.6%. FSA's asset-backed par insured increased 20.8% to $23.5 billion.

FSA also increased its municipal bond insurance volume, returns and market share, aided by higher market volume for new municipal bonds, increased market penetration by bond insurance and strong trading value for FSA-insured bonds. For the municipal business, gross PV premiums written increased to $228.5 million for 1998 from $139.3 million for 1997, an increase of 64.1%. FSA's municipal par insured increased 99.6% to $35.1 billion. Municipal par increased more than municipal PV premiums written because of a reduction in international transactions, which generally have high premium rates, and a decrease in the average lives of domestic general obligations. In addition, the capital charges assigned by Standard & Poor's to measure risk in FSA's municipal transactions, which began the year at the lowest level of risk in the industry, decreased further during the year because of the higher quality of the new business insured.

FSA's gross premiums written increased 35.1% to $319.3 million for 1998 from $236.4 million for 1997. Net premiums written were $219.9 million during 1998, an increase of 27.2% when compared with the 1997 result. Gross premiums written grew at a faster pace than net premiums written due to the Company's greater use of reinsurance to expand capacity for large transactions and certain successful securitization programs. Reinsurance cessions totaled 31.1% of 1998 gross premiums written, compared with 26.9% in 1997. Net premiums earned in 1998 were $137.9 million, compared with $109.5 million in 1997, an increase of 25.9%. Premiums earned from refundings and prepayments were $15.8 million for 1998 and $11.3 million for 1997, contributing $7.4 million and $5.2 million, respectively, to after-tax earnings. Before the effects of refundings and prepayments, net premiums earned grew 24.3% over the comparable 1997 result. No assurance can be given that refundings and prepayments will continue at the level experienced in 1998 or 1997.

Net investment income was $78.8 million for 1998 and $72.1 million for 1997, an increase of 9.3%. This increase was due primarily to higher invested balances as a result of new business writings and proceeds from debt issued in the fourth quarter of 1998. The Company's effective tax rate on investment income was 17.6% for 1998, compared with 19.9% for 1997. In 1998, the Company realized $20.9 million in net capital gains, compared with $11.5 million in 1997. Capital

[Page 20 of the 1998 Annual Report to Shareholders]

gains and losses are a by-product of the normal investment management process and will vary substantially from period to period.

Other income was $0.5 million for 1998, compared with $9.3 million for 1997. Other income in 1997 was largely due to the sale of two insurance subsidiaries to realize the value of their redundant insurance licenses. All of the subsidiaries' insurance policy obligations were assumed by FSA.

Interest expense in 1998 was $10.6 million, an increase of $6.2 million when compared with 1997 results. The increase was due to the Company's increase in debt outstanding. For further discussion, see Liquidity and Capital Resources below.

The provision for losses and loss adjustment expenses in 1998 was $4.0 million, compared with $9.2 million in 1997, representing additions to the Company's general reserve. During 1998, the Company transferred $18.4 million to its general reserve from case basis reserves due to recoveries on certain commercial mortgage transactions. This recovery allowed for a decrease of $4.1 million in the amount needed to fund the general reserve for originations of new business in 1998. Also during 1998, the Company transferred $9.4 million from its general reserve to case basis reserves due primarily to anticipated claims on two sub-prime auto loan programs. The additions to the general reserve represent management's estimate of the amount required to cover the present value of the net cost of claims adequately. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves, upward or downward, based on the Company's actual loss experience, its future mix of business, and future economic conditions. At December 31, 1998, the Company's general reserve was $47.3 million.

Total policy acquisition and other operating expenses (excluding the cost of the performance share program, which was $17.4 million for 1998 and $11.5 million for 1997, and interest expense) were $45.6 million in 1998, compared with $38.0 million in 1997, an increase of $7.6 million. Further excluding the effect of refundings, total policy acquisition and other operating expenses were $41.2 million in 1998, compared with $34.7 million in 1997, an increase of $6.5 million. The increase resulted from greater amortization of deferred acquisition costs due to a higher level of core premiums earned, along with higher personnel costs. The Company's core expense ratio fell to 33.8% from 35.3% in 1997.

Income before income taxes for 1998 was $159.7 million, up 15.3% from $138.5 million for 1997.

The Company's effective tax rate for 1998 was 26.8%, compared with 27.4% for 1997.

The weighted average number of diluted shares of common stock outstanding decreased from 30,913,000 for 1997 to 30,599,000 for 1998. This decrease was primarily due to stock repurchases by the Company to fund obligations under employee benefit plans, partially offset by an increase in the dilutive effect of the Company's convertible preferred stock and shares unissued or contingently issuable for employee benefit plans.

Market Risk

The main objective in managing the Company's investment portfolio is to maximize the total return while minimizing investment credit risks. Investment strategies are based on many factors, including the Company's tax position, fluctuation in interest rates, regulatory and rating agency criteria and other market factors. Investment decisions are carried out by one internal investment manager and three external investment managers for the fixed-income investments and four external managers for the equity portfolio. These investment decisions are based on guidelines established by management and approved by the board of directors.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks related to financial instruments of the Company relate primarily to its investment portfolio, of which 91% is invested in fixed-income securities. Changes in interest rates affect the value of the Company's fixed-income portfolio. As interest rates rise, the fair value of fixed-income securities decreases. Sensitivity to interest rate movements can be estimated by projecting a hypothetical increase in interest rates of 1.0%. Based on market values and

[Page 21 of the 1998 Annual Report to Shareholders]

interest rates at year-end 1998, this hypothetical increase in interest rates would result in an after-tax decrease of $73.4 million in the net fair value of the Company's fixed-income portfolio. Since the Company is able to hold these investments to maturity, absent an unusually large demand for funds, it does not expect to recognize any material adverse impact to income or cash flows under the above scenario.

The Company's investment portfolio holdings are primarily U.S. dollar-denominated fixed-income securities, including municipal bonds, U.S. government bonds, and mortgage-backed, asset-backed and corporate securities. In calculating the sensitivity to interest rates for the taxable securities, U.S. Treasury rates are changed instantaneously by 1.0%, and the option-adjusted spreads of the securities are held constant. Tax-exempt securities are subjected to a change in the Municipal Triple-A Obligation curve that would be equivalent to a 1.0% taxable interest rate change based on year-end taxable/tax-exempt ratios. The simulation for tax-exempts calculates duration by taking into account the applicable call date if the bond is at a premium or the maturity date if the bond is at a discount.

Year 2000 Readiness Disclosure

The Company established its Year 2000 (Y2K) committee in 1997. The committee has investigated potential effects on FSA of the Y2K problem arising from the inability of some computers to properly recognize dates in the year 2000 and later. The Company has examined its hardware, software, network and customer and vendor interdependencies in FSA's information systems and has found no material problems with any mission-critical FSA systems. It has conducted appropriate tests on its larger hardware and networking components, personal computers and material systems software, and all such systems are considered to be Y2K compliant. By mid-1999, the Company expects to have completed verification of Y2K compliance with outside vendors from which the Company purchases software. These are generally large vendors with active Y2K programs. The cost of the Company's Y2K compliance has been immaterial.

FSA's financial guaranty policies do not contain an exclusion for Y2K problems. Each guaranty policy is customized for its individual transaction, so the actual policy and other transaction documents should be consulted regarding questions about the effect of Y2K problems of specific parties on specific policies. For example, if an issuer fails to make an insured payment due to a Y2K problem, FSA's insurance policy generally would cover such failure. On the other hand, if the issuer made the payment and the trustee failed to distribute it to bondholders due to a Y2K problem, FSA's insurance policy generally would not cover such failure. To investigate whether certain entities connected with transactions it insures have Y2K problems that could affect insured payments, FSA has surveyed the servicers and trustees for FSA-insured asset-backed transactions and has also surveyed certain companies that operate in a trustee, paying agent or securities depository capacity for a large component of FSA's public finance book of business. Responses to date have generally indicated active Y2K testing and remediation programs. FSA plans to query the companies again in 1999 to measure their progress. FSA provides additional information about its Y2K compliance program on its website at www.fsa.com/y2k.

Year Ended December 31, 1997 versus Year Ended December 31, 1996

The Company's 1997 net income was $100.5 million ($3.25 per share), compared with $80.8 million ($2.61 per share) for 1996, an increase of 24.4%. Core net income was $90.7 million ($2.93 per share) for 1997, compared with $78.4 million ($2.54 per share) for 1996, an increase of 15.7%. Total core revenues increased in 1997 by $26.1 million, from $145.5 million for 1996 to $171.6 million for 1997, while total core expenses increased only $8.8 million. Operating net income was $95.9 million ($3.10 per share) for 1997 versus $82.2 million ($2.66 per share) for 1996, an increase of $13.7 million, or 16.7%.

The markets in which FSA participates expanded during 1997, and FSA's own production was well balanced across those markets. Gross premiums written increased 33.6% to $236.4 million for 1997 from $177.0 million for 1996. Gross PV premiums written increased 10.6% to $250.3 million for 1997 from $226.3 million for 1996. In 1997, asset-backed gross PV premiums written were $111.0 million, compared with $125.8 million in 1996, a decrease of 11.8%. This decrease was attributable to several large, high-premium transactions executed in the pooled corporate obligations sector in 1996. Volume from FSA-insured consumer and residential mortgage securiti-

[Page 22 of the 1998 Annual Report to Shareholders]

zation programs remained strong during 1997, although FSA avoided certain residential mortgage sectors where returns or credit characteristics were unattractive. In addition, FSA guaranteed a number of profitable pooled corporate transactions in such areas as collateralized bond obligations, collateralized loan obligations and trade receivables. For the municipal business, gross PV premiums written increased to $139.3 million for 1997 from $100.5 million for 1996, an increase of 38.6% due to higher volume in the municipal new-issue market, increased market penetration by bond insurance, and greater market share for FSA aided by strong trading value for FSA-insured bonds.

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

[Page 23 of the 1998 Annual Report to Shareholders]

Liquidity and Capital Resources

The Company's consolidated invested assets and cash equivalents at December 31, 1998, net of unsettled security transactions, were $1,770.6 million, compared with the December 31, 1997 balance of $1,379.3 million. These balances include the change in the market value of the investment portfolio, which had an unrealized gain position of $58.0 million at December 31, 1998, compared with an unrealized gain position of $38.8 million at December 31, 1997. At December 31, 1998, the Company had, at the holding company level, an investment portfolio of $59.5 million available to fund the liquidity needs of its activities outside of its insurance operations. Because the majority of the Company's operations are conducted through FSA, the long-term ability of the Company to service its debt and to declare and pay dividends will largely depend upon its receipt of dividends from, or payment on convertible surplus notes by, FSA and upon external financings.

FSA's ability to pay dividends is dependent upon FSA's financial condition, results of operations, cash requirements, rating agency approval and other related factors and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states. Under New York State insurance law, FSA may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by FSA during the preceding 12 months, the dividends do not exceed the lesser of (i) 10% of policyholders' surplus as of its last statement filed with the New York Superintendent of Insurance or (ii) adjusted net investment income during this period. FSA paid no dividends in 1998. Based upon FSA's statutory statements for the quarter ended December 31, 1998, and considering dividends that can be paid by its subsidiary, the maximum amount available for payment of dividends by FSA without regulatory approval over the following 12 months is approximately $65.7 million. In addition, the Company holds $120 million of convertible surplus notes of FSA. Payments of principal or interest on such notes may be made with the approval of the New York Insurance Department.

In 1998, FSA repurchased $8.5 million of its shares from its parent, representing the balance remaining of $75.0 million that had been approved for repurchase by the New York Insurance Department.

Dividends paid by the Company to its shareholders increased to $12.8 million in 1998 from $12.1 million in 1997 and to $0.44 per common share in 1998 from $0.405 in 1997. In addition to paying dividends, the Company uses funds to make debt service payments and to repurchase shares of the Company's common stock to fund employee benefit plans. During 1998, the Company purchased $23.9 million of its stock for employee benefit plans. During the fourth quarter of 1998, the Company issued $100.0 million of 6.950% Senior Quarterly Income Debt Securities due November 1, 2098 and callable on or after November 1, 2003. The proceeds from this issuance were used to augment the capital in its insurance company subsidiaries and for general corporate purposes. The Company also has outstanding $130.0 million of 7.375% Senior Quarterly Income Debt Securities due September 30, 2097 and callable on or after September 18, 2002. These securities were issued during 1997.

In May 1996, the Company repurchased 1,000,000 shares of its common stock from U S WEST for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with two financial institutions (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either (i) to purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) to direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. The Company made the economic benefit and risk of 750,000 of these shares available for subscription by certain of the Company's employees and directors. When an individual participant exercises Forward Shares under the subscription program, the Company settles with the participant but does not necessarily close out the corresponding Forward Share position with the Counterparties. The cost of these settlements during 1998 and 1997 were $0.7 million and $2.1 million, respectively, and were charged to additional paid-in cap-

[Page 24 of the 1998 Annual Report to Shareholders]

ital. By the fourth quarter of 1997, exercises by participants had increased the number of shares allocated to the Company from 1,000,000 shares to 1,187,800 shares. During the fourth quarter of 1997, the Company exercised rights under the forward agreements, purchasing 1,187,800 Forward Shares for a total cost of $33.9 million. At December 31, 1998, 562,200 Forward Shares remained in the program. Of these, 33,078 shares were held for the benefit of the Company as a result of the repurchase of Forward Shares from employees and directors, and 529,122 shares continued to be held for the benefit of employees and directors.

On November 3, 1998, the Company and XL Capital Ltd (XL), which was named EXEL Limited until February 1999, closed a transaction to create two new Bermuda-based financial guaranty insurance companies. Each of the new companies has initially been capitalized with approximately $100 million. One company, Financial Security Assurance International Ltd., is an indirect subsidiary of FSA, and the other company, XL Financial Assurance Ltd, is a subsidiary of XL. The Company has a minority interest in the XL subsidiary, and XL has a minority interest in the FSA indirect subsidiary. In conjunction with forming the new companies, the Company and XL swapped $80 million of their respective common shares, with the Company delivering to XL 1,632,653 common shares out of treasury. The Company concurrently sold, at no gain or loss, $60 million of the XL shares to an unrelated third party in order to fund, in part, its investment in Financial Security Assurance International Ltd.

FSA's primary uses of funds are to pay operating expenses and to pay dividends to its parent. FSA's funds are also required to satisfy claims, if any, under insurance policies in the event of default by an issuer of an insured obligation and the unavailability or exhaustion of other payment sources in the transaction, such as the cash flow or collateral underlying the obligations. FSA seeks to structure asset-backed transactions to address liquidity risks by matching insured payments with available cash flow or other payment sources. The insurance policies issued by FSA provide, in general, that payments of principal, interest and other amounts insured by FSA may not be accelerated by the holder of the obligation but are paid by FSA in accordance with the obligation's original payment schedule or, at FSA's option, on an accelerated basis. These policy provisions prohibiting acceleration of certain claims are mandatory under Article 69 of the New York Insurance Law and serve to reduce FSA's liquidity requirements.

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

FSA has a credit arrangement, aggregating $150.0 million at December 31, 1998, that is provided by commercial banks and intended for general application to transactions insured by FSA and its insurance company subsidiaries. At December 31, 1998, there were no borrowings under this arrangement, which expires on November 23, 1999, unless extended. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186.9 million, of which $45.0 million was unutilized at December 31, 1998.

FSA has a standby line of credit commitment in the amount of $240.0 million with a group of international Aaa/AAA-rated banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $230.0 million or 5.75% of average annual debt service of the covered portfolio. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term beginning on April 30, 1998 and expiring on April 30, 2005 and contains an annual renewal provision subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 1998.

The Company has no plans for material capital expenditures within the next twelve months.

[Page 25 of the 1998 Annual Report to Shareholders]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Financial Security Assurance Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Financial Security Assurance Holdings Ltd. and Subsidiaries (the Company) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                              By: /S/ PRICEWATERHOUSECOOPERS LLP
                                                  ------------------------------
                                                      PRICEWATERHOUSECOOPERS LLP

New York, New York
January 26, 1999

[Page 26 of the 1998 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)

                                                                     December 31,   December 31,
                           ASSETS                                        1998           1997
                                                                      -----------    -----------
Bonds at market value (amortized cost of $1,655,042 and $1,230,479)    $1,708,040     $1,268,158
Equity investments at market value (cost of $64,292 and $29,430)           68,243         30,539
Short-term investments                                                     98,554        132,931
                                                                      -----------    -----------

  Total investments                                                     1,874,837      1,431,628
Cash                                                                        3,490         12,475
Deferred acquisition costs                                                199,559        171,098
Prepaid reinsurance premiums                                              217,096        173,123
Reinsurance recoverable on unpaid losses                                    3,907         30,618
Receivable for securities sold                                              1,655         20,623
Investment in unconsolidated affiliates                                    29,496             --
Other assets                                                               75,440         61,079
                                                                      -----------    -----------

    TOTAL ASSETS                                                       $2,405,480     $1,900,644
                                                                      ===========    ===========

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDERS' EQUITY

Deferred premium revenue                                                 $721,699     $  595,196
Losses and loss adjustment expenses                                        63,947         75,417
Deferred federal income taxes                                              54,007         56,872
Ceded reinsurance balances payable                                         31,502         11,199
Payable for securities purchased                                          105,859         72,979
Notes payable                                                             230,000        130,000
Minority interest                                                          20,388             --
Accrued expenses and other liabilities                                    104,642         76,621
                                                                      -----------    -----------

    TOTAL LIABILITIES AND MINORITY INTEREST                             1,332,044      1,018,284
                                                                      -----------    -----------

COMMITMENTS AND CONTINGENCIES

Preferred stock (3,000,000 shares authorized; 2,000,000
   issued and outstanding; par value of $.01 per share)                        20             20
Common stock (50,000,000 shares authorized; 32,276,301
   issued; par value of $.01 per share)                                       323            323
Additional paid-in capital - preferred                                        680            680
Additional paid-in capital - common                                       730,567        693,851
Accumulated other comprehensive income (net of deferred income tax
   provision of $20,288 and $13,575)                                       37,678         25,212
Accumulated earnings                                                      335,325        231,124
Deferred equity compensation                                               43,946         26,181
Less treasury stock at cost (2,372,839 and 3,521,847 shares held)         (75,103)       (95,031)
                                                                      -----------    -----------

    TOTAL SHAREHOLDERS' EQUITY                                          1,073,436        882,360
                                                                      -----------    -----------

    TOTAL LIABILITIES AND MINORITY INTEREST AND
            SHAREHOLDERS' EQUITY                                       $2,405,480     $1,900,644
                                                                      ===========    ===========

                     The accompanying Notes to Consolidated
         Financial Statements are an integral part of these statements.

[Page 27 of the 1998 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in thousands, except per share data)

                                                                          Year Ended December 31,
                                                                          -----------------------
REVENUES:                                                              1998         1997         1996
                                                                       ----         ----         ----
   Net premiums written                                            $219,853     $172,878     $121,000
   Increase in deferred premium revenue                             (81,926)     (63,367)     (30,552)
                                                                  ---------    ---------    ---------
   Premiums earned                                                  137,927      109,511       90,448
   Net investment income                                             78,823       72,085       65,064
   Net realized gains                                                20,890       11,522        3,189
   Other income                                                         474        9,303          297
                                                                  ---------    ---------    ---------
                          TOTAL REVENUES                            238,114      202,421      158,998
                                                                  ---------    ---------    ---------
EXPENSES:
   Losses and loss adjustment expenses                                3,949        9,156        6,874
   Policy acquisition costs                                          35,439       27,962       23,829
   Other operating expenses                                          38,136       26,804       18,524
                                                                  ---------    ---------    ---------
                          TOTAL EXPENSES                             77,524       63,922       49,227
                                                                  ---------    ---------    ---------
Minority interest and equity in earnings of unconsolidated
   affiliates                                                          (844)          --           --
                                                                  ---------    ---------    ---------
INCOME BEFORE INCOME TAXES                                          159,746      138,499      109,771
                                                                  ---------    ---------    ---------
Provision (benefit) for income taxes:
   Current                                                           52,346       30,960       27,227
   Deferred                                                          (9,578)       7,037        1,784
                                                                  ---------    ---------    ---------
   Total provision                                                   42,768       37,997       29,011
                                                                  ---------    ---------    ---------
      NET INCOME                                                    116,978      100,502       80,760

   OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
      Unrealized gains (losses) on securities:
         Unrealized holding gains (losses) arising during
            period (net of deferred income tax provision
            (benefit) of $14,024, $12,701 and $(4,708))              26,045       23,587       (8,744)
         Less:  reclassification adjustment for gains included
            in net income (net of deferred income tax provision
            of $7,311, $4,033 and $1,116)                           (13,579)      (7,489)      (2,073)
                                                                  ---------    ---------    ---------
         Other comprehensive income (loss)                           12,466       16,098      (10,817)
                                                                  ---------    ---------    ---------
      COMPREHENSIVE INCOME                                         $129,444     $116,600    $  69,943
                                                                  =========    =========    =========
      As based upon net income:
        Basic earnings per common share                            $   4.02     $   3.35    $    2.64
                                                                  =========    =========    =========
        Diluted earnings per common share                          $   3.82     $   3.25    $    2.61
                                                                  =========    =========    =========

                     The accompanying Notes to Consolidated
         Financial Statements are an integral part of these statements.

[Page 28 of the 1998 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)

                                                                       Additional  Additional    Unrealized
                                                                         Paid-In     Paid-In         Gain
                                                 Preferred    Common    Capital -   Capital -     (Loss) on        Accumulated
                                                   Stock       Stock    Preferred     Common     Investments        Earnings
                                                   -----       -----    ---------     ------     -----------        --------
BALANCE, December 31, 1995                       $    20       $323      $680      $ 696,253       $ 19,931       $  72,410

Net income for the year                                                                                              80,760

Net change in accumulated comprehensive
   income (net of deferred
   income tax benefit of $5,823)                                                                    (10,817)

Dividends paid on common
   stock ($0.35 per share)                                                                                          (10,536)

Deferred equity compensation

Purchase of 1,529,131 shares of
   common stock

Other common stock transactions                                                       (1,135)

Adjustment to prior-year disposal of
   subsidiary                                                                                                            87
                                                 -------       ----      ----      ---------       --------       ---------

BALANCE, December 31, 1996                            20        323       680        695,118          9,114         142,721

Net income for the year                                                                                             100,502

Net change in accumulated comprehensive
   income (net of deferred
   income taxes of $8,667)                                                                           16,098

Dividends paid on common stock
   ($0.405 per share)                                                                                               (12,099)

Deferred equity compensation

Deferred equity payout                                                                   187

Purchase of 162,573 shares of
   common stock

Issuance of 125,106 shares of treasury
   stock for options exercised                                                           688

Forward share transactions:
   Settlements with employees and directors                                           (2,142)
   Settlements with counterparties
                                                 -------       ----      ----      ---------       --------       ---------

BALANCE, December 31, 1997                            20        323       680        693,851         25,212         231,124

Net income for the year                                                                                             116,978

Net change in accumulated comprehensive
   income (net of deferred
   income taxes of $6,713)                                                                           12,466

Dividends paid on common stock
   ($0.44 per share)                                                                                                (12,777)

Deferred equity compensation

Deferred equity payout                                                                   750

Purchase of 496,940 shares of
   common stock

Issuance of 1,632,653 shares of treasury
   stock for XL stock                                                                 36,721

Issuance of 13,295 shares of treasury
   stock for options exercised                                                           (22)

Forward share transactions-settlements
   with employees and directors                                                         (733)
                                                 -------       ----      ----      ---------       --------       ---------

BALANCE, December 31, 1998                       $    20       $323      $680      $ 730,567       $ 37,678       $ 335,325
                                                 =======       ====      ====      =========       ========       =========


                                                 Deferred
                                                    Equity      Treasury
                                                Compensation     Stock            Total
                                                ------------     -----            -----
BALANCE, December 31, 1995                       $  6,504       $(18,174)      $   777,947

Net income for the year                                                             80,760

Net change in accumulated comprehensive
   income (net of deferred
   income tax benefit of $5,823)                                                   (10,817)

Dividends paid on common
   stock ($0.35 per share)                                                         (10,536)

Deferred equity compensation                        5,565                            5,565

Purchase of 1,529,131 shares of
   common stock                                                  (40,611)          (40,611)

Other common stock transactions                                                     (1,135)

Adjustment to prior-year disposal of
   subsidiary                                                                           87
                                                 --------       --------       -----------

BALANCE, December 31, 1996                         12,069        (58,785)          801,260

Net income for the year                                                            100,502

Net change in accumulated comprehensive
   income (net of deferred
   income taxes of $8,667)                                                          16,098

Dividends paid on common stock
   ($0.405 per share)                                                              (12,099)

Deferred equity compensation                       17,781                           17,781

Deferred equity payout                             (3,287)            56            (3,044)

Purchase of 162,573 shares of
   common stock                                                   (5,434)           (5,434)

Issuance of 125,106 shares of treasury
   stock for options exercised                       (382)         3,042             3,348

Forward share transactions:
   Settlements with employees and directors                                         (2,142)
   Settlements with counterparties                               (33,910)          (33,910)
                                                 --------       --------       -----------

BALANCE, December 31, 1997                         26,181        (95,031)          882,360

Net income for the year                                                            116,978

Net change in accumulated comprehensive
   income (net of deferred
   income taxes of $6,713)                                                          12,466

Dividends paid on common stock
   ($0.44 per share)                                                               (12,777)

Deferred equity compensation                       23,970                           23,970

Deferred equity payout                             (6,371)           204            (5,417)

Purchase of 496,940 shares of
   common stock                                                  (23,907)          (23,907)

Issuance of 1,632,653 shares of treasury
   stock for XL stock                                             43,279            80,000

Issuance of 13,295 shares of treasury
   stock for options exercised                        166            352               496

Forward share transactions-settlements
   with employees and directors                                                       (733)
                                                 --------       --------       -----------

BALANCE, December 31, 1998                       $ 43,946       $(75,103)      $ 1,073,436
                                                 ========       ========       ===========

                     The accompanying Notes to Consolidated
         Financial Statements are an integral part of these statements.

[Page 29 of the 1998 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                              Year Ended December 31,
                                                              -----------------------
                                                         1998           1997           1996
                                                         ----           ----           ----
Cash flows from operating activities:
   Premiums received, net                             $   247,229    $   171,145    $   124,540
   Policy acquisition and other operating expenses
     paid, net                                            (53,306)       (43,279)       (32,266)
   Recoverable advances received (paid)                     1,473         (7,629)        10,213
   Losses and loss adjustment expenses recovered
      (paid)                                               10,989         (6,463)       (15,473)
   Net investment income received                          70,146         65,662         63,533
   Federal income taxes paid                              (54,020)       (19,797)       (34,595)
   Interest paid                                           (9,614)        (5,158)        (2,115)
   Other                                                   (1,623)        (2,017)        (4,253)
                                                      -----------    -----------    -----------

          Net cash provided by operating activities       211,274        152,464        109,584
                                                      -----------    -----------    -----------

Cash flows from investing activities:
   Proceeds from sales of bonds                         1,908,098      1,074,658      1,117,473
   Proceeds from sales of equity investments               93,613          3,568             --
   Proceeds from maturities of bonds                           --         32,468          2,965
   Purchases of bonds                                  (2,257,947)    (1,229,612)    (1,141,688)
   Purchases of equity investments                       (128,475)       (24,662)        (8,336)
   Net gain on sale of subsidiaries                            --          7,986             --
   Purchases of property and equipment                     (1,168)        (3,097)        (2,188)
   Net decrease (increase) in short-term
     investments                                           39,513        (55,551)       (18,586)
   Other investments                                      (14,610)            --             --
                                                      -----------    -----------    -----------

          Net cash used for investing activities         (360,976)      (194,242)       (50,360)
                                                      -----------    -----------    -----------

Cash flows from financing activities:
   Issuance of notes payable, net                          96,850        125,905             --
   Repayment of notes payable                                  --        (30,000)            --
   Dividends paid                                         (12,777)       (12,099)       (10,536)
   Treasury stock, net                                    (23,686)       (36,246)       (41,660)
   Issuance of stock for acquisition of subsidiary         80,000             --             --
   Other                                                      330         (1,453)            --
                                                      -----------    -----------    -----------
          Net cash provided by (used for) financing
                 activities                               140,717         46,107        (52,196)
                                                      -----------    -----------    -----------

Net increase (decrease) in cash                            (8,985)         4,329          7,028

Cash at beginning of year                                  12,475          8,146          1,118
                                                      -----------    -----------    -----------

Cash at end of year                                   $     3,490    $    12,475    $     8,146
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

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                             (Dollars in thousands)

                                                             Year Ended December 31,
                                                             -----------------------
                                                         1998         1997         1996
                                                         ----         ----         ----
Reconciliation of net income to net cash flows from
   operating activities:
Net income                                            $ 116,978    $ 100,502    $  80,760
   Increase in accrued investment income                 (3,613)      (2,504)        (578)
   Increase in deferred premium revenue and related
      foreign exchange adjustment                        82,530       62,101       29,622
   Increase in deferred acquisition costs               (28,461)     (24,865)     (13,282)
   Increase (decrease) in current federal income
      taxes payable                                      (1,674)       7,891       (7,368)
   Increase (decrease) in unpaid losses and loss
      adjustment expenses                                15,240        2,596       (8,023)
   Increase in amounts withheld for others                   82          133           52
   Provision (benefit) for deferred income taxes         (9,578)      10,309        1,784
   Net realized gains on investments                    (20,890)     (11,522)      (3,189)
   Deferred equity compensation                          17,765       14,299        5,565
   Depreciation and accretion of bond discount           (4,523)      (2,802)      (1,735)
   Minority interest and equity in earnings of
      unconsolidated affiliates                             844           --           --
   Net gain on sale of subsidiaries                          --       (7,986)          --
   Change in other assets and liabilities                46,574        4,312       25,976
                                                      ---------    ---------    ---------

Cash provided by operating activities                 $ 211,274    $ 152,464    $ 109,584
                                                      =========    =========    =========

                     The accompanying Notes to Consolidated
         Financial Statements are an integral part of these statements.

[Pages 30 - 44 of the 1998 Annual Report to Shareholders]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1. ORGANIZATION AND OWNERSHIP

      Financial Security Assurance Holdings Ltd. (the Company) is a holding company incorporated in the State of New York. The Company is principally engaged (through its insurance company subsidiaries) in providing financial guaranty insurance on asset-backed and municipal obligations. The Company's underwriting policy is to insure asset-backed and municipal obligations that it determines would be of investment-grade quality without the benefit of the Company's insurance. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer's obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis.

      The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures. The Company's insured portfolio consists primarily of asset-backed and municipal obligations originated in the United States, but the Company has also written and continues to pursue business in Europe and the Asia Pacific region.

      At December 31, 1996, the Company was owned 40.4% by U S WEST Capital Corporation (U S WEST), 11.5% by Fund American Enterprises Holdings, Inc. (Fund American), 6.4% by The Tokio Marine and Fire Insurance Co., Ltd. (Tokio Marine) and 41.7% by the public and employees. At December 31, 1997, the Company was owned 42.1% by U S WEST, 12.0% by Fund American, 6.7% by Tokio Marine and 39.2% by the public and employees. On November 3, 1998, the Company issued 1,632,653 common shares out of treasury to XL Capital Ltd (XL), which was named EXEL Limited until February 1999, in exchange for $80,000,000 of XL's common stock in conjunction with the creation of a new subsidiary (see Note 7). At December 31, 1998, the Company was owned 40.5% by MediaOne Capital Corporation (MediaOne), formerly U S WEST, 11.6% by Fund American, 6.4% by Tokio Marine, 5.5% by XL and 36.0% by the public and employees. These percentages are calculated based upon outstanding shares, which are reduced by treasury shares as presented in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP), which, for the insurance company subsidiaries, differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note
5). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company's consolidated balance sheets at December 31, 1998 and 1997 and the reported amounts of revenues and expenses in the consolidated statements of income during the years ended December 31, 1998, 1997 and 1996. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses and the deferral and amortization of deferred policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

      Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries, FSA Portfolio Management Inc., Transaction Services Corporation, Financial Security Assurance Inc. (FSA), FSA Insurance Company, Financial Security Assurance International Ltd., Financial Security Assurance of Oklahoma, Inc. and Financial Security Assurance (U.K.) Limited (collectively, the Subsidiaries). All intercompany accounts and transactions have been eliminated. Certain prior-year balances have been reclassified to conform to the 1998 presentation.

      Investments

      Investments in debt securities designated as available for sale are carried at market value. Equity investments are carried at market value. Any resulting unrealized gain or loss is reflected as a separate component of shareholders' equity, net of applicable deferred income taxes. Except as specified in Note 20, all of the Company's long-term investments are classified as available for sale.

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

      The Company holds derivative securities, including U.S. Treasury bond futures contracts and call option contracts, that are not accounted for as hedges and are marked-to-market on a daily basis. Any gains or losses are included in capital gains or losses.

      Investments in unconsolidated affiliates are carried on the equity basis (see Note 20).

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

      Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. The reserves are necessarily based on estimates, and there can be no assurance that the ultimate liability will not differ from such estimates. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves based on the Company's actual loss experience, its future mix of business, and future economic conditions.

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

      Earnings per Common Share

      In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, Earnings Per Share (EPS), specifying the computation, presentation and disclosure requirements for EPS (see Note 18). The new standard defines "basic" and "diluted" earnings per share. Basic earnings per share are based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share programs to the average common shares outstanding. Diluted earnings per share are based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share program and the Company's convertible preferred stock to the average basic shares outstanding. All earnings per share have been restated to reflect the adoption of SFAS No. 128.

      Segment Reporting

      In 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishing standards for the way that public business enterprises report information about operating segments in annual and interim financial statements and requiring presentation of a measure of profit or loss, certain specific revenue and expense items and segment assets. The Company has no reportable operating segments as a monoline financial guaranty insurer.

3. INVESTMENTS

      Bonds at amortized cost of $11,481,000 and $11,025,000 at December 31, 1998 and 1997, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

      Consolidated net investment income consisted of the following (in thousands):

                                                Year Ended December 31,
                                                -----------------------
                                           1998           1997           1996
                                         --------       --------       --------
Bonds                                    $ 71,888       $ 65,422       $ 61,740

Equity investments                          1,075          1,393            928

Short-term investments                      8,391          7,206          3,966

Investment expenses                        (2,531)        (1,936)        (1,570)
                                         --------       --------       --------

Net investment income                    $ 78,823       $ 72,085       $ 65,064
                                         ========       ========       ========

      The credit quality of the fixed-income investment portfolio at December 31, 1998 was as follows:

                                      Percent of Fixed-Income
                        Rating         Investment Portfolio
                       --------       -----------------------
                         AAA                   66.0%
                          AA                   20.4
                          A                    12.9
                         BBB                   0.4
                        Other                  0.3

      The amortized cost and estimated market value of bonds were as follows (in thousands):

                                                           Gross        Gross       Estimated
                                            Amortized   Unrealized   Unrealized       Market
December 31, 1998                             Cost         Gains       Losses         Value
-----------------                             ----         -----       ------         -----
U.S. Treasury securities and obligations
   of U.S. government corporations
   and agencies                            $  148,669   $    2,432   $     (336)   $  150,765

Obligations of states and political
    subdivisions                            1,041,718       42,265         (637)    1,083,346

Mortgage-backed securities                    266,770        3,920         (190)      270,500

Corporate securities                          164,697        5,539         (463)      169,773

Asset-backed securities                        33,188          494          (26)       33,656
                                           ----------   ----------   ----------    ----------

     Total                                 $1,655,042   $   54,650   $   (1,652)   $1,708,040
                                           ==========   ==========   ==========    ==========

December 31, 1997
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
                                           ==========   ==========   ==========    ==========

      The change in net unrealized gains (losses) consisted of (in thousands):

                                                     Year Ended December 31,
                                                     -----------------------
                                                   1998       1997       1996
                                                   ----       ----       ----
Bonds                                            $ 15,319   $ 23,657   $(16,640)
Equity investments                                  2,842      1,109         --
Other                                               1,017         --         --
                                                 --------   --------   --------
     Change in net unrealized gains (losses)     $ 19,178   $ 24,766   $(16,640)
                                                 ========   ========   ========

      The amortized cost and estimated market value of bonds at December 31, 1998, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                                                 Estimated
                                                                   Amortized      Market
                                                                     Cost         Value
                                                                  ----------   ----------
Due in one year or less                                           $    1,002   $    1,006
Due after one year through five years                                137,094      139,642
Due after five years through ten years                               225,259      233,080
Due after ten years                                                  991,729    1,030,156
Mortgage-backed securities (stated maturities of 1 to 30 years)      266,770      270,500
Asset-backed securities (stated maturities of 25 to 30 years)         33,188       33,656
                                                                  ----------   ----------

     Total                                                        $1,655,042   $1,708,040
                                                                  ==========   ==========

      Proceeds from sales of bonds during 1998, 1997 and 1996 were $1,889,130,000, $1,127,749,000 and $1,118,112,000, respectively. Gross gains of
$28,322,000, $12,627,000 and $15,335,000 and gross losses of $8,585,000,
$1,433,000 and $12,146,000 were realized on sales in 1998, 1997 and 1996, respectively.

      Proceeds from sales of equity investments during 1998 and 1997 were $93,613,000 and $3,568,000, respectively. Gross gains of $2,684,000 and $33,000 and gross losses of $1,331,000 and $7,000 were realized on sales in 1998 and 1997, respectively.

      The Company held open positions in U.S. Treasury bond futures contracts with an aggregate notional amount of $57,700,000 and $33,300,000 as of December 31, 1998 and 1997, respectively. The Company also held open positions in Eurodollar futures contracts with an aggregate notional amount of $1,000,000 as of December 31, 1998. Such positions are marked-to-market on a daily basis and, for the years ended December 31, 1998, 1997 and 1996, resulted in net realized gains of $883,000, $190,000 and $923,000, respectively, which are included in gross realized capital gains, above.

4. DEFERRED ACQUISITION COSTS

      Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows (in thousands):

                                                    Year Ended December 31,
                                              -----------------------------------
                                                 1998         1997         1996
                                              ---------    ---------    ---------
Balance, beginning of period                  $ 171,098    $ 146,233    $ 132,951
                                              ---------    ---------    ---------
Costs deferred during the period:
   Ceding commission income                     (27,693)     (18,956)     (15,956)
   Assumed commission expense                        22           31           38
   Premium taxes                                  8,081        5,554        3,718
   Compensation and other acquisition costs      83,490       66,198       49,311
                                              ---------    ---------    ---------

                    Total                        63,900       52,827       37,111
                                              ---------    ---------    ---------

Costs amortized during the period               (35,439)     (27,962)     (23,829)
                                              ---------    ---------    ---------

Balance, end of period                        $ 199,559    $ 171,098    $ 146,233
                                              =========    =========    =========

5. STATUTORY ACCOUNTING PRACTICES

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

      - A contingency reserve (rather than a general reserve) is computed based on the following statutory requirements:

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

      A reconciliation of net income for the calendar years 1998, 1997 and 1996 and shareholders' equity at December 31, 1998 and 1997, reported by the Company on a GAAP basis, to the amounts reported by the Subsidiaries on a statutory basis, is as follows (in thousands):

Net Income:                                       1998         1997         1996
                                                  ----         ----         ----
GAAP BASIS                                     $ 116,978    $ 100,502    $  80,760
Non-insurance companies net loss (gain)            3,839         (243)          95
Premium revenue recognition                      (16,411)     (23,130)      (5,518)
Losses and loss adjustment expenses incurred      12,938        4,653       (2,138)
Deferred acquisition costs                       (28,461)     (24,865)     (12,482)
Deferred income tax provision (benefit)           (8,039)       8,025          911
Amortization of bonds                                 --           56          566
Accrual of deferred compensation, net             33,268       26,681       12,737
Other                                                100          (61)       1,404
                                               ---------    ---------    ---------

STATUTORY BASIS                                $ 114,212    $  91,618    $  76,335
                                               =========    =========    =========

                                                            December 31,
                                                        --------------------
Shareholders' Equity:                                   1998            1997
                                                        ----            ----

GAAP BASIS                                          $ 1,073,436     $   882,360
Non-insurance companies liabilities, net                 31,155          15,500
Premium revenue recognition                             (91,297)        (74,863)
Loss and loss adjustment expense reserves                47,250          34,313
Deferred acquisition costs                             (199,559)       (171,098)
Contingency reserve                                    (367,454)       (287,694)
Unrealized gain on investments, net of tax              (55,851)        (43,027)
Deferred income taxes                                    56,672          59,867
Accrual of deferred compensation                         70,022          41,451
Surplus notes                                           120,000          50,000
Other                                                   (14,118)        (12,841)
                                                    -----------     -----------

STATUTORY BASIS SURPLUS                             $   670,256     $   493,968
                                                    ===========     ===========

SURPLUS PLUS CONTINGENCY RESERVE                    $ 1,037,710     $   781,661
                                                    ===========     ===========

6. FEDERAL INCOME TAXES

      The Company and its Subsidiaries (except Financial Security Assurance International Ltd.) file a consolidated federal income tax return. The calculation of each member's tax benefit or liability is controlled by a tax sharing agreement that bases the allocation of such benefit or liability upon a separate return calculation.

            The cumulative balance sheet effects of deferred tax consequences are (in thousands):

                                                             December 31,
                                                             ------------
                                                         1998            1997
                                                       ---------      ---------
Deferred acquisition costs                             $  69,079      $  59,884
Deferred premium revenue adjustments                      10,354          8,424
Unrealized capital gains                                  21,134         15,618
Contingency reserves                                      46,260         38,037
                                                       ---------      ---------
     Total deferred tax liabilities                      146,827        121,963
                                                       ---------      ---------

Loss and loss adjustment expense reserves                (16,613)       (12,009)
Deferred compensation                                    (36,066)       (21,503)
Tax and loss bonds                                       (38,726)       (30,520)
Other, net                                                (1,415)        (1,059)
                                                       ---------      ---------
     Total deferred tax assets                           (92,820)       (65,091)
                                                       ---------      ---------

Total deferred income taxes                            $  54,007      $  56,872
                                                       =========      =========

      No valuation allowance was necessary at December 31, 1998 or 1997.

      A reconciliation of the effective tax rate with the federal statutory rate follows:

                                                    Year Ended December 31,
                                                    -----------------------
                                                1998         1997         1996
                                                ----         ----         ----
Tax at statutory rate                           35.0%        35.0%        35.0%
Tax-exempt interest                             (8.5)        (7.9)        (8.9)
Other                                            0.3          0.3          0.3
                                                ----         ----         ----

Provision for income taxes                      26.8%        27.4%        26.4%
                                                ====         ====         ====

7. SHAREHOLDERS' EQUITY

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

      In May 1996, the Company repurchased 1,000,000 shares of its common stock from U S WEST for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with two financial institutions (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either: (i) to purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) to direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. At the same time it entered into the forward agreements, the Company made the economic benefit and risk of 750,000 of these shares available for subscription by certain of the Company's employees and directors. When an individual participant exercises Forward Shares under the subscription program, the Company settles with the participant but does not necessarily close out the corresponding forward share position with the Counterparties. The cost of these settlements during 1998 and 1997 was $733,000 and $2,142,000, respectively, and was charged to additional paid-in capital. By the fourth quarter of 1997, such exercises by participants had increased the number of shares allocated to the Company from 1,000,000 shares to 1,187,800 shares. During the fourth quarter of 1997, the Company purchased 1,187,800 Forward Shares for $33,910,000 by exercising rights under the forward agreements. At December 31, 1998, 562,200 Forward Shares remained in the program. Of these, 33,078 shares were held for the benefit of the Company as a result of the repurchase of Forward Shares from employees and directors, and 529,122 shares continued to be held for the benefit of employees and directors.

      On November 3, 1998, the Company and XL closed a transaction to create two new Bermuda-based financial guaranty insurance companies. Each of the new companies has been initially capitalized with approximately $100,000,000. One company, Financial Security Assurance International Ltd., is an indirect subsidiary of FSA, and the other company, XL Financial Assurance Ltd, is a subsidiary of XL. The Company has a minority interest in the XL subsidiary, and XL has a minority interest in the FSA indirect subsidiary. In conjunction with forming the new companies, the Company and XL swapped $80,000,000 of their respective common shares, with the Company delivering to XL 1,632,653 common shares out of treasury. The Company concurrently sold, at no gain or loss, $60,000,000 of the XL shares to an unrelated third party in order to fund, in part, its investment in Financial Security Assurance International Ltd.

8. DIVIDENDS AND CAPITAL REQUIREMENTS

      Under New York Insurance Law, FSA may pay a dividend to the Company without the prior approval of the Superintendent of the New York State Insurance Department only from earned surplus subject to the maintenance of a minimum capital requirement. In addition, the dividend, together with all dividends declared or distributed by FSA during the preceding twelve months, may not exceed the lesser of 10% of its policyholders' surplus shown on FSA's last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 1998, FSA had $65,726,000 available for the payment of dividends over the next twelve months. In addition, the Company holds $120,000,000 of surplus notes of FSA. Payments of principal or interest on such notes may be made with the approval of the New York Insurance Department.

      In 1998, FSA repurchased $8,500,000 of its shares from its parent, representing the balance remaining of $75,000,000 that had been approved for repurchase by the New York Insurance Department.

9. CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

      FSA has a credit arrangement aggregating $150,000,000 at December 31, 1998, which is provided by commercial banks and intended for general application to transactions insured by the Subsidiaries. At December 31, 1998, there were no borrowings under this arrangement, which expires on November 23, 1999. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, which expires in August 2004, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186,911,000, of which $44,974,000 was unutilized at December 31, 1998.

      FSA has a standby line of credit commitment in the amount of $240,000,000 with a group of international Aaa/AAA-rated banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $230,000,000 or 5.75% of average annual debt service of the covered portfolio. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term beginning on April 30, 1997 and expiring on April 30, 2004 and contains an annual renewal provision subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 1998.

      On September 18, 1997, the Company issued $130,000,000 of 7.375% Senior Quarterly Income Debt Securities (Senior QUIDS) due September 30, 2097 and callable without premium or penalty on or after September 18, 2002. Interest on these notes is paid quarterly beginning on December 31, 1997. Debt issuance costs of $4,320,000 are being amortized over the life of the debt. The Company used the proceeds to repay $30,000,000 of outstanding notes, to augment capital in the Subsidiaries, to repurchase Forward Shares (see Note 7) and for general corporate purposes.

      On November 13, 1998, the Company issued $100,000,000 of 6.95% Senior QUIDS due November 1, 2098 and callable without premium or penalty on or after November 1, 2003. Interest is paid quarterly beginning on February 1, 1999. Debt issuance costs of $3,375,000 are being amortized over the life of the debt. The Company used the proceeds to augment capital in the Subsidiaries and for general corporate purposes.

10. EMPLOYEE BENEFIT PLANS

      The Subsidiaries maintain both a qualified and a non-qualified non-contributory defined contribution pension plan for the benefit of all eligible employees. The Subsidiaries' contributions are based upon a fixed percentage of employee compensation. Pension expense, which is funded as accrued, amounted to $2,584,000, $2,535,000 and $2,215,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

      The Subsidiaries have an employee retirement savings plan for the benefit of all eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by the Internal Revenue Service (IRS Code, Section 401(k)). The Subsidiaries' contributions are discretionary, and none have been made.

      Pursuant to the 1993 Equity Participation Plan, 1,810,780 shares of common stock, subject to anti-dilutive adjustment, were reserved for awards of options, restricted shares of common stock, and performance shares to employees for the purpose of providing, through the grant of long-term incentives, a means to attract and retain key personnel and to provide to participating officers and other key employees long-term incentives for sustained high levels of performance. Shares available under the 1993 Equity Participation Plan were increased from 1,810,780 to 2,110,780 in December 1995. The 1993 Equity Participation Plan also contains provisions that permit the Human Resources Committee to pay all or a portion of employees' bonuses in the form of shares of common stock credited to the employees at a 15% discount from current market value and paid to employees five years from the date of award. Up to an aggregate of 10,000,000 shares may be allocated to such equity bonuses. Common stock to pay performance shares, stock options and equity bonus awards is acquired by the Company through open-market purchases by a trust established for such purpose.

      Performance shares are awarded under the Company's 1993 Equity Participation Plan. The Plan authorizes the discretionary grant of performance shares by the Human Resources Committee to key employees of the Company and its subsidiaries. The number of shares of the Company's common stock earned for each performance share depends upon the attainment by the Company of certain growth rates of adjusted book value per outstanding share over a three-year period. At each payout date, each performance share is adjusted to pay out from zero up to two common shares. No common shares are paid out if the compound annual growth rate of the Company's adjusted book value per outstanding share was less than 7%. Two common shares per performance share are paid out if the compound annual growth rate was 19% or greater. Payout percentages are interpolated for compound annual growth rates between 7% and 19%.

      Performance shares granted under the 1993 Equity Participation Plan were as follows:

           Outstanding    Granted      Earned    Forfeited   Outstanding    Market
          at Beginning     During      During     During        at End      Price at
             of Year      the Year    the Year   the Year       of Year    Grant Date
             -------      --------    --------   --------       -------    ----------
1996        1,109,150     282,490          --      17,300     1,374,340     $25.2500
1997        1,374,340     253,057     201,769      59,253     1,366,375      35.5000
1998        1,366,375     273,656     229,378      26,145     1,384,508      46.0625

      The Company applies APB Opinion 25 and related Interpretations in accounting for its performance shares. The Company estimates the final cost of these performance shares and accrues for this expense over the performance period. The accrued expense for the performance shares was $40,862,000, $29,500,000 and $13,741,000 for the years ended December 31, 1998, 1997 and
1996, respectively. In tandem with this accrued expense, the Company estimates those performance shares that it expects to settle in stock and records this amount in shareholders' equity as deferred compensation. The remainder of the accrual, which represents the amount of performance shares that the Company estimates it will settle in cash, is recorded in accrued expenses and other liabilities. In 1996, the Company adopted disclosure provisions of SFAS No. 123. Had the compensation cost for the Company's performance shares been determined based upon the provisions of SFAS No. 123, there would have been no effect on the Company's reported net income and earnings per share.

      In November 1994, the Company appointed an independent trustee authorized to purchase shares of the Company's common stock in open market transactions, at times and prices determined by the trustee. These purchases are intended to fund future obligations relating to equity bonuses, performance shares and stock options under the 1993 Equity Participation Plan and other employee benefit plans and are presented as treasury stock in these financial statements. During 1998, 1997 and 1996, the total number of shares purchased by the trust was 496,940, 162,573 and 529,131, respectively, at a cost of $23,907,000, $5,434,000 and $14,111,000, respectively. In 1996, the Company also repurchased stock from its employees in satisfaction of withholding taxes on shares distributed under its restricted stock plan.

      The Company does not currently provide post-retirement benefits, other than under its defined contribution plans, to its employees, nor does it provide post-employment benefits to former employees other than under its severance plans.

11. COMMITMENTS AND CONTINGENCIES

      The Company and its Subsidiaries lease office space and equipment under non-cancelable operating leases, which expire at various dates through 2005.

      Future minimum rental payments are as follows (in thousands):

                   Year Ended December 31,
                   -----------------------
                             1999               $ 2,489
                             2000                 2,327
                             2001                 2,014
                             2002                 1,739
                             2003                 1,739
                          Thereafter              3,333
                                                -------

                             Total              $13,641
                                                =======

      Rent expense for the years ended December 31, 1998, 1997 and 1996 was $4,372,000, $4,067,000 and $3,816,000, respectively.

      During the ordinary course of business, the Subsidiaries have become parties to certain litigation. Management believes that these matters will be resolved with no material financial impact on the Company.

12. REINSURANCE

      The Subsidiaries reinsure portions of their risks with affiliated (see
Note 14) and unaffiliated reinsurers under quota share and first-loss treaties and on a facultative basis. The Subsidiaries' principal ceded reinsurance program consisted in 1998 of two quota share treaties, one first-loss treaty and four automatic facultative facilities. One treaty covered all of the Subsidiaries' approved regular lines of business, except U.S. municipal obligation insurance. Under this treaty in 1998, the Subsidiaries ceded 6.75% of each covered policy, up to a maximum of $13,500,000 insured principal per policy. At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 13.5% up to $27,000,000 of each covered policy. A second treaty covered the Subsidiaries' U.S. municipal obligation insurance business. Under this treaty in 1998, the Subsidiaries ceded 6% of each covered policy that is classified by the Subsidiaries as providing U.S. municipal bond insurance as defined by Article 69 of the New York Insurance Law up to a limit of $16,000,000 per single risk, which is defined by revenue source. At their sole option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 30% up to $80,000,000 per single risk. These cession percentages under both treaties were reduced on smaller-sized transactions. The first-loss treaty applied to qualifying U.S. mortgage-backed transactions. Under the four automatic facultative facilities in 1998, the Subsidiaries at their option could allocate up to a specified amount for each reinsurer (ranging from $4,000,000 to $40,000,000 depending on the reinsurer) for each transaction, subject to limits and exclusions, in exchange for which the Subsidiaries agreed to cede in the aggregate a specified percentage of gross par insured by the Subsidiaries. Each of the quota share treaties and automatic facultative facilities allowed the Subsidiaries to withhold a ceding commission to defray their expenses. The Subsidiaries also employed non-treaty quota share and first-loss facultative reinsurance on various transactions in 1998.

      In the event (which management considers to be highly unlikely) that any or all of the reinsuring companies were unable to meet their obligations to the Subsidiaries, the Subsidiaries would be liable for such defaulted amounts. The Subsidiaries have also assumed reinsurance of municipal obligations from unaffiliated insurers.

      Amounts reinsured were as follows (in thousands):

                                                         Year Ended December 31,
                                                         -----------------------
                                                      1998        1997       1996
                                                      ----        ----       ----
Written premiums ceded                              $ 99,413    $ 63,513   $ 55,965
Written premiums assumed                                 935       1,352      1,873

Earned premiums ceded                                 55,939      41,713     38,723
Earned premiums assumed                                4,271       5,121      6,020

Loss and loss adjustment expense payments ceded       22,619       2,862     29,408
Loss and loss adjustment expense payments assumed          3           2          3

Incurred (recovered) losses and loss adjustment
   expenses ceded                                     (4,673)      3,605     (2,249)
Incurred (recovered) losses and loss adjustment
   expenses assumed                                     (139)        161         38

                                                              December 31,
                                                              ------------
                                                           1998          1997
                                                           ----          ----
Principal outstanding ceded                            $32,914,844   $24,547,361
Principal outstanding assumed                            1,360,916     1,670,468

Deferred premium revenue ceded                             217,096       173,123
Deferred premium revenue assumed                            10,799        14,128

Loss and loss adjustment expense reserves ceded              3,907        30,618
Loss and loss adjustment expense reserves assumed              723           865

13. OUTSTANDING EXPOSURE AND COLLATERAL

      The Company's policies insure the scheduled payments of principal and interest on asset-backed and municipal obligations. The principal amount insured (in millions) as of December 31, 1998 and 1997 (net of amounts ceded to other insurers) and the terms to maturity are as follows:

                                         December 31, 1998         December 31, 1997
                                         -----------------         -----------------
Terms to Maturity                   Asset-Backed   Municipal  Asset-Backed   Municipal
-----------------                   ------------   ---------  ------------   ---------
0 to 5 Years                           $ 8,468      $ 2,756      $ 7,553      $ 2,230
5 to 10 Years                            7,516        7,495        5,637        5,683
10 to 15 Years                           5,661       12,427        2,858        8,257
15 to 20 Years                             670       20,265          524       14,340
20 Years and Above                      15,308       24,107       11,917       16,479
                                       -------      -------      -------      -------

                 Total                 $37,623      $67,050      $28,489      $46,989
                                       =======      =======      =======      =======

      The principal amount ceded as of December 31, 1998 and 1997 and the terms to maturity are as follows (in millions):

                             December 31, 1998             December 31, 1997
                             -----------------             -----------------
Terms to Maturity       Asset-Backed     Municipal    Asset-Backed     Municipal
                          -------         -------       -------         -------

0 to 5 Years              $ 2,727         $ 1,157       $ 3,828         $   965
5 to 10 Years               1,859           2,143         2,118           1,693
10 to 15 Years              1,116           3,022           553           2,078
15 to 20 Years                591           4,852           257           3,005
20 Years and Above          3,230          12,218         3,373           6,677
                          -------         -------       -------         -------

                  Total   $ 9,523         $23,392       $10,129         $14,418
                          =======         =======       =======         =======

          The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The gross principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions):

                                                          Net of Amounts Ceded              Ceded
                                                              December 31,              December 31,
Types of Collateral                                          1998         1997         1998         1997
-------------------                                          ----         ----         ----         ----
Residential mortgages                                     $15,647      $12,928      $ 3,324      $ 3,665
Consumer receivables                                       12,539       10,659        3,663        4,601
Government securities                                         821          787          267          120
Pooled corporate obligations                                6,776        3,004        1,388          540
Commercial mortgage portfolio:
   Commercial real estate                                      15           98           49          418
   Corporate secured                                           42           55          314          481
Investor-owned utility obligations                            757          643          464          229
Other asset-backed obligations                              1,026          315           54           75
                                                          -------      -------      -------      -------

                      Total asset-backed obligations      $37,623      $28,489      $ 9,523      $10,129
                                                          =======      =======      =======      =======

      The asset-backed insured portfolio, which aggregated $47,146,604,000 principal before reinsurance at December 31, 1998, was collateralized by assets with an estimated fair value of $53,754,485,000. At December 31, 1997, it aggregated $38,618,244,000 principal before reinsurance and was collateralized by assets with an estimated fair value of $44,382,716,000. Such estimates of fair value are calculated at the inception of each insurance policy and are changed only in proportion to changes in exposure. At December 31, 1998, the estimated fair value of collateral and reserves over the principal insured averaged from 110% for commercial real estate to 181% for corporate secured obligations. At December 31, 1997, the estimated fair value of collateral and reserves over the principal insured averaged from 100% for commercial real estate to 172% for corporate secured obligations. Collateral for specific transactions is generally not available to pay claims related to other transactions. The amounts of losses ceded to reinsurers are determined net of collateral.

      The gross principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions):

                                                    Net of Amounts Ceded             Ceded
                                                        December 31,              December 31,
                                                        ------------              ------------
Types of Issues                                      1998         1997         1998         1997
---------------                                      ----         ----         ----         ----
General obligation bonds                          $25,337      $17,101      $ 4,517      $ 3,182
Housing revenue bonds                               2,509        1,770        1,108          955
Municipal utility revenue bonds                     9,218        5,892        5,489        2,294
Health care revenue bonds                           5,812        3,924        3,348        2,175
Tax-supported bonds (non-general obligation)       14,731       11,210        5,238        3,526
Transportation revenue bonds                        2,937        1,972        2,154        1,041
Other municipal bonds                               6,506        5,120        1,538        1,245
                                                  -------      -------      -------      -------

            Total municipal obligations           $67,050      $46,989      $23,392      $14,418
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

            The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state, those states in which municipalities located therein issued an aggregate of 2% or more of the Company's net par amount outstanding of insured municipal securities as of December 31, 1998:

                                         Net Par      Percent of Total    Ceded Par
                        Number           Amount      Municipal Net Par      Amount
    State               of Issues      Outstanding   Amount Outstanding  Outstanding
    -----               ---------      -----------   ------------------  -----------
                                     (in millions)                       (in millions)

California                  517          $10,233            15.3%          $ 3,103
New York                    388            5,836             8.7             4,137
Pennsylvania                356            4,821             7.2               834
Texas                       414            4,128             6.1             1,441
Florida                     130            4,091             6.1             1,616
New Jersey                  275            3,475             5.2             1,486
Illinois                    359            3,125             4.7               628
Massachusetts               126            2,259             3.4               976
Michigan                    217            2,161             3.2               511
Wisconsin                   252            1,685             2.5               228
Indiana                     103            1,461             2.2               162
Minnesota                   146            1,340             2.0               191
All Other States          1,453           20,993            31.3             6,812
Non-U.S                      32            1,442             2.1             1,267
                          -----          -------           -----           -------

                Total     4,768          $67,050           100.0%          $23,392
                          =====          =======           =====           =======


14. RELATED PARTY TRANSACTIONS

      The Subsidiaries ceded premiums of $23,838,000, $21,216,000 and $19,890,000 to Tokio Marine for the years ended December 31, 1998, 1997 and 1996, respectively. The amounts included in prepaid reinsurance premiums at December 31, 1998 and 1997 for reinsurance ceded to Tokio Marine were $62,422,000 and $53,603,000, respectively. Reinsurance recoverable on unpaid losses ceded to Tokio Marine was $612,000 and $613,000 at December 31, 1998 and 1997, respectively. The Subsidiaries ceded losses and loss adjustment expenses of $603,000, $1,095,000 and $232,000 to Tokio Marine for the years ended December 31, 1998, 1997 and 1996, respectively. The Subsidiaries ceded premiums of $7,297,000 and $15,000 to X.L. Insurance Company, Ltd., a subsidiary of XL, for the years ended December 31, 1998 and 1997, respectively. The amounts included in prepaid reinsurance premiums at December 31, 1998 and 1997 for reinsurance ceded to X.L. Insurance Company, Ltd. were $5,306,000 and $6,000, respectively.

      The Subsidiaries ceded premiums of $25,862,000, $16,890,000 and $15,409,000 on a quota share basis to affiliates of MediaOne (Enhance Reinsurance Company, Asset Guaranty Insurance Company and Commercial Reinsurance Company) for the years ended December 31, 1998, 1997 and 1996, respectively. The amounts included in prepaid reinsurance premiums for reinsurance ceded to these affiliates were $61,088,000 and $51,980,000 at December 31, 1998 and 1997,
respectively. The amounts of reinsurance recoverable on unpaid losses ceded to these affiliates at December 31, 1998 and 1997 were $1,755,000 and $24,195,000, respectively. The Subsidiaries ceded losses and loss adjustment expenses (recoveries) of $(11,956,000), $2,105,000 and $(3,316,000) to these affiliates for the years ended December 31, 1998, 1997 and 1996, respectively.

15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

      Investments in unconsolidated affiliates -- The carrying amount is fair value due to accounting for these investments on the equity basis.

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

                                                    December 31, 1998               December 31, 1997
                                                    -----------------               -----------------
                                                  Carrying      Estimated         Carrying      Estimated
(In thousands)                                      Amount      Fair Value          Amount      Fair Value
                                                    ------      ----------          ------      ----------
Assets:
   Bonds                                        $1,708,040      $1,708,040      $1,268,158      $1,268,158
   Short-term investments                           98,554          98,554         132,931         132,931
   Cash                                              3,490           3,490          12,475          12,475
   Receivable for securities sold                    1,655           1,655          20,623          20,623
   Investment in unconsolidated affiliates          29,496          29,496              --              --

Liabilities:
   Deferred premium revenue, net of
      prepaid reinsurance premiums                 504,603         417,130         422,073         347,855
   Losses and loss adjustment expenses,
      net of reinsurance recoverable on
      unpaid losses                                 60,040          60,040          44,799          44,799
   Notes payable                                   230,000         232,736         130,000         131,612
   Payable for investments purchased               105,859         105,859          72,979          72,979

Off-balance-sheet instruments:
   Installment premiums                                 --         163,239              --         116,888

16. LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

      The Company's liability for losses and loss adjustment expenses consists of the case basis and general reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows (in thousands):

                                                                    Year Ended December 31,
                                                                    -----------------------
                                                                1998            1997            1996
                                                                ----            ----            ----
Balance at January 1                                       $  75,417       $  72,079       $ 111,759

Less reinsurance recoverable                                  30,618          29,875          61,532
                                                           ---------       ---------       ---------
Net balance at January 1                                      44,799          42,204          50,227

Incurred losses and loss adjustment expenses:
  Current year                                                 8,049           5,400           5,300
  Prior years                                                 (4,100)          3,756           1,574
Recovered (paid) losses and loss adjustment expenses:
  Current year                                                  (192)         (2,850)             --
  Prior years                                                 11,484          (3,711)        (14,897)
                                                           ---------       ---------       ---------
Net balance December 31                                       60,040          44,799          42,204

Plus reinsurance recoverable                                   3,907          30,618          29,875
                                                           ---------       ---------       ---------

  Balance at December 31                                   $  63,947       $  75,417       $  72,079
                                                           =========       =========       =========

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

      During 1998, the Company increased its general reserve by $3,949,000, of which $8,049,000 was for originations of new business offset by a $4,100,000 decrease in the amount needed to fund the general loss reserve because of recoveries on certain commercial mortgage transactions. During 1998, the Company transferred $18,403,000 to its general reserve from case basis reserves due to those recoveries on commercial mortgage transactions. Also during 1998, the Company transferred $9,414,000 from its general reserve to case basis reserves associated predominantly with certain consumer receivable transactions. Giving effect to these transfers, the general reserve totaled $47,251,000 at December 31, 1998.

      Reserves for losses and loss adjustment expenses are discounted at risk-free rates. The amount of discount taken was approximately $16,029,000, $19,779,000 and $17,944,000 at December 31, 1998, 1997 and 1996, respectively.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except share data)       First     Second      Third     Fourth   Full Year
                                        -----     ------      -----     ------   ---------
1998
   Gross premiums written             $ 54,338   $ 89,242   $ 77,024   $ 98,662   $319,266
   Net premiums written                 37,947     62,121     54,462     65,323    219,853
   Net premiums earned                  31,921     32,452     32,618     40,936    137,927
   Net investment income                18,683     19,255     19,710     21,175     78,823
   Losses and loss adjustment expenses   1,047      1,047      1,046        809      3,949
   Income before taxes                  36,094     38,203     42,450     42,999    159,746
             Net income                 26,446     28,049     30,988     31,495    116,978
   Basic earnings per common share        0.91       0.97       1.08       1.06       4.02
   Diluted earnings per common share      0.88       0.92       1.03       1.01       3.82

1997
   Gross premiums written             $ 41,111   $ 90,995   $ 42,470   $ 61,815   $236,391
   Net premiums written                 27,184     67,495     28,911     49,288    172,878
   Net premiums earned                  24,774     27,561     27,204     29,972    109,511
   Net investment income                16,361     17,121     17,920     20,683     72,085
   Losses and loss adjustment expenses   2,285      2,156      2,426      2,289      9,156
   Income before taxes                  27,266     35,058     37,896     38,279    138,499
             Net income                 20,250     25,233     27,225     27,794    100,502
   Basic earnings per common share        0.67       0.84       0.91       0.93       3.35
   Diluted earnings per common share      0.66       0.82       0.88       0.90       3.25

18. EARNINGS PER SHARE

            In 1997, the Company adopted SFAS No. 128 specifying the computation, presentation and disclosure requirements for EPS. The new standard defines "basic" and "diluted" earnings per share. Basic earnings per share are based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share programs to the average common shares outstanding. Diluted earnings per share are based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share program and the Company's convertible preferred stock to the average basic shares outstanding. The calculations of average basic and diluted common shares outstanding are as follows (in thousands):

                                                  Year Ended December 31,
                                                  -----------------------
                                                   1998      1997     1996
                                                   ----      ----     ----
Average common shares outstanding                 28,854   29,858   30,547
   Shares earned but unissued under stock-based
      compensation plans                             248      170       80
                                                  ------   ------   ------
Average basic common shares outstanding           29,102   30,028   30,627
   Shares contingently issuable under:
      Stock-based compensation plans                 622      395      268
      Convertible preferred stock                    875      490       --
                                                  ------   ------   ------
Average diluted common shares outstanding         30,599   30,913   30,895

19. RECENTLY ISSUED ACCOUNTING STANDARD

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective January 1, 2000.

      The Company is in the process of determining the effect of these standards on its financial statements, but management does not believe that it will have a material effect on the Company's financial condition.

20. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

      The Company accounts for investments in two companies on the equity basis. In June 1998, the Company invested $10,000,000 to purchase a 25% interest in Fairbanks Capital Holding Corp., which buys, sells and services residential mortgages. In November 1998, the Company invested $19,900,000 to purchase a 19.9% interest in XL Financial Assurance Ltd, a financial guaranty insurance subsidiary of XL (see Note 7). In 1998, the Company recognized equity losses of $548,000 and goodwill amortization of $240,000 on its Fairbanks Capital Holding Corp. investment and equity income of $332,000 on its XL Financial Assurance Ltd investment.

21. MINORITY INTEREST IN SUBSIDIARY

      In November 1998, the Company sold to XL, for $20,000,000, a 20% interest in Financial Security Assurance International Ltd., FSA's newly formed Bermuda-based financial guaranty subsidiary (see Note 7). This interest is in the form of Cumulative Participating Voting Preferred Shares, which in total have a minimum fixed dividend of $1,000,000 per annum. For the period ended December 31, 1998, the Company recognized minority interest of $388,000.

[Page 48 of the 1998 Annual Report to Shareholders]

Common Stock Data

--------------------------------------------------------------------------------------
                                                         New York Stock Exchange Price
--------------------------------------------------------------------------------------
                           Dividends paid per share      High         Low       Close
======================================================================================
1997
Quarter ended March 31             $0.0950              $36.7500   $32.7500   $33.1250
Quarter ended June 30              $0.0950               39.2500    31.5000    38.9375
Quarter ended September 30         $0.1075               46.9375    38.7500    46.5000
Quarter ended December 31          $0.1075               48.6875    40.3125    48.2500
--------------------------------------------------------------------------------------
1998
Quarter ended March 31             $0.1075              $56.4375   $44.0000   $54.6250
Quarter ended June 30              $0.1075               60.3750    54.6250    58.7500
Quarter ended September 30         $0.1125               61.1250    45.2500    48.7500
Quarter ended December 31          $0.1125               56.7500    38.8750    54.2500
--------------------------------------------------------------------------------------

Annual dividend information for the years 1994 through 1998 appears in the Five-Year Financial Summary on page 16. The Company estimates that it has approximately 3,500 shareholders.