Form 10-K, Exhibit 13
period 1999-12-31
FINANCIAL SECURITY ASSURANCE HOLDINGS LTD/NY/
filed 2000-03-24
CIK 913357

Exhibit 13

[page 16 of Annual Report]

Dollars in millions, except
per share data                        1999          1998          1997         1996         1995
Summary of Operations (a)
Gross premiums written          $     362.7   $     319.3   $     236.4   $    177.0   $    110.7
Net premiums written                  230.4         219.9         172.9        121.0         77.6
Net premiums earned                   175.0         137.9         109.5         90.4         69.3
Net investment income                  94.7          78.8          72.1         65.1         49.0
Net income                            125.4         115.4          94.7         78.0         55.0 (b)

Balance Sheet Data (a)
Total investments               $   2,140.0   $   1,874.8   $   1,431.6   $  1,154.4   $  1,110.7
Total assets                        2,905.6       2,452.3       1,931.2      1,560.2      1,501.4
Deferred premium revenue, net         559.0         504.6         422.1        360.0        330.3
Loss and loss adjustment
expense reserve, net                   77.8          65.6          44.8         42.2         50.2
Notes payable                         230.0         230.0         130.0         30.0         30.0
Preferred stock                         0.7           0.7           0.7          0.7          0.7
Common shareholders' equity         1,252.0       1,065.4         875.2        797.8        777.2

Per Common Share Data (a)
Earnings per share (c)          $      3.89   $      3.77   $      3.06   $     2.52   $     2.13
Book value per share                  38.27         35.63         30.44        26.62        24.67
Dividends paid                         0.47          0.44          0.41         0.35         0.32

Additional Data

Qualified statutory capital     $   1,320.1   $   1,037.7   $     781.7   $    675.9   $    644.7
Total claims-paying resources(d)    2,592.3       2,119.6       1,696.1      1,372.3      1,157.1
Net par outstanding               129,938.0     104,673.0      75,478.0     59,194.0     45,979.0
Net insurance in force
  (principal + interest)          195,571.0     159,995.0     117,430.0     93,704.0     75,360.0
Policyholders' leverage
  (risk-to-capital ratio)             148:1         154:1         150:1        139:1        117:1

(a) Prepared according to accounting principles generally accepted in the Unites States (GAAP).

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

[page 18 of Annual Report]

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 1999 versus Year Ended December 31, 1998

Adjusted book value per common share of Financial Security Assurance Holdings Ltd. (the Company) was $52.57 at December 31, 1999, up 11.4% including dividends since year-end 1998. Excluding realized and unrealized capital gains and losses, adjusted book value per share rose 17.5% including dividends. Management and some equity analysts use adjusted book value per common share as a proxy for the Company's intrinsic value, exclusive of franchise value. It is defined as book value plus the after-tax present value of all deferred premium income and the change in value of forward shares, less deferred expenses. Adjusted book value is not a substitute for GAAP book value.

The Company discusses its financial results by breaking out various levels of its income statement in order to present a better analysis of underlying trends. Core net income represents net income before the after-tax effects of refundings and prepayments, net realized capital gains and losses, the cost of the equity-based compensation programs and other non-recurring adjustments. Core net income therefore represents the Company's normal operating results on a basis comparable to that of its industry peers. Operating net income is core net income plus the after-tax effect of refundings and prepayments. The distinction between core and operating net income is important because higher-than-normal volumes of refundings and prepayments disproportionately increase earned premiums and could suggest a stronger earnings trend than the pace of originations would warrant. Net income, as reported, is operating net income plus the after-tax effects of capital gains and losses, the cost of the equity-based compensation programs and other non-recurring items, if any.

The Company reports core, operating and reported net income per share results in accordance with SFAS No. 128, which the Company adopted on December 31, 1997. The standard defines "basic" and "diluted" earnings per share. Basic earnings per share is based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share programs to the average common shares outstanding. Diluted earnings per share is based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share program and the Company's redeemable preferred stock to the average basic shares outstanding. Unless otherwise indicated, all earnings per share results are diluted, and results reported in prior periods have been restated accordingly.

The Company's 1999 net income was $125.4 million ($3.89 per share), compared with $115.4 million ($3.77 per share) for 1998, an increase of 8.7%. Core net income was $140.0 million ($4.34 per share) for 1999, compared with $107.5 million ($3.51 per share) for 1998, an increase of 30.3%. Total core revenues increased in 1999 by $55.7 million, to $257.1 million for 1999 from $201.4 million for 1998, while total core expenses increased $15.0 million. Operating net income was $146.7 million ($4.55 per share) for 1999 versus $114.9 million ($3.76 per share) for 1998, an increase of $31.8 million, or 27.6%.

The Company employs two measures of gross premiums originated for a given period. Gross premiums written captures premiums collected in the period, whether collected up front for business originated in the period, or in installments for business originated in prior periods. An alternative measure, gross present value of premiums written (gross PV premiums written) reflects future installment premiums discounted to their present value, as well as upfront premiums, but only for business originated in the period. The Company considers gross PV premiums written to be the better indicator of a given period's origination activity because a substantial portion of the Company's premiums is collected in installments, a practice typical of the asset-backed business. To calculate PV premiums, management estimates the life of each transaction that has installment premiums and discounts the future installment premium payments. For all years prior to 1998, the Company used a fixed discount rate of 9.5%. At the beginning of 1998, the Company

[page 19 of Annual Report]

began calculating the discount rate as the average pre-tax yield on its investment portfolio for the previous three years. The rates for 1999 and 1998 were 5.93% and 6.31%, respectively. Management intends to revise the discount rate in future years according to the same formula, in order to reflect interest rate changes.

The Company's principal operating subsidiary, Financial Security Assurance Inc.
(FSA), achieved exceptional results, as positive market trends created strong and broad-based demand for insured transactions. With solid contributions from its three core markets, FSA wrote insurance policies generating $517.2 million of gross PV premiums, 32.2% more than the $391.2 million in 1998. The annual par value of bonds insured by FSA rose just 1.9%, to $59.8 billion. The greater rise in PV premiums reflects an improved municipal pricing environment and a higher proportion of asset-backed and international transactions, which tend to have higher premiums than municipal bonds. The credit quality and return characteristics for the new business were extremely attractive.

The Company increased its production in the U.S. asset-backed market, which was characterized by robust issuance and by lack of liquidity in the market for subordinated securities. In this sector, FSA increased its PV premiums by 35.7% to $200.4 million and its par originated by 14.7% to $24.8 million. FSA expanded its business in the collateralized debt obligation (CDO) market, where it has established a leadership position, benefited from its strong relationships with repeat issuers in the sub-prime finance sector and completed a number of innovative mortgage-backed transactions.

In the U.S. municipal bond market, the Company registered strong results, despite a 21% decline in total market volume of new municipal bonds and reduced insurance penetration. In an environment characterized by improved pricing, the opportunities to earn higher returns increased, and FSA continued its commitment to pricing and credit discipline. The U.S. municipal business contributed $183.0 million in PV premiums, compared with the record $220.3 million written in 1998. The 16.9% decrease in U.S. municipal PV premiums is significantly less than the 23.8% decline in FSA's U.S. municipal par insured, which fell to $26.3 billion in 1999 from $34.5 billion in 1998.

In international markets, FSA had a breakthrough year, as the asset-backed and infrastructure markets expanded. FSA insured $8.7 billion of international par, compared with $2.5 billion in 1998, to generate PV premiums of $133.8 million, compared with $23.2 million in 1998. In its international business, FSA focuses on Western Europe and on certain developed countries in the Asia Pacific region, specifically Japan, Australia and New Zealand. During 1999 in Europe, FSA expanded its participation in financings under the United Kingdom's Private Finance Initiative (PFI), a government-sponsored program designed to privatize public assets. It also guaranteed several large structured finance transactions and was active in the synthetic CDO sector. In a synthetic transaction, FSA guarantees a credit default swap that provides capital relief on a portfolio of loans that remain on balance sheet. Proposed changes in international guidelines for bank regulation are driving growth in the synthetic market. In Japan, despite modest volume, FSA completed transactions in the consumer receivables and CDO markets and prepared for greater participation as the Japanese securitization market matures.

FSA's gross premiums written increased 13.6% to $362.7 million for 1999 from $319.3 million for 1998. Net premiums written were $230.4 million during 1999, an increase of 4.8% when compared with the 1998 result. Gross premiums written grew at a faster pace than net premiums written because the Company used more reinsurance. This was the result of joint venture transactions with XL Capital Ltd and The Tokio Marine and Fire Insurance Co., Ltd., along with expansion of reinsurance capacity for large transactions and capacity-constrained issuers. Reinsurance cessions totaled 36.5% of 1999 gross premiums written, compared with 31.1% in 1998. Net premiums earned in 1999 were $175.0 million, compared with $137.9 million in 1998, an increase of 26.8%. Premiums earned from refundings and prepayments were $13.9 million for 1999 and $15.8 million for 1998, contributing $6.6 million and $7.4 million, respectively, to after-tax earnings. Refundings declined in response to the rising interest rate environment of 1999. Excluding the effects of refundings, net premiums earned grew 31.9% over the comparable

[page 20 of Annual Report]

1998 result. No assurance can be given that refundings and prepayments will continue at the level experienced in 1999 or 1998.

Net investment income was $94.7 million for 1999 and $78.8 million for 1998, an increase of 20.2%. This increase was due primarily to higher invested balances as a result of new business writings and proceeds from a debt offering in the fourth quarter of 1998. For further discussion, see Liquidity and Capital Resources below. The Company's effective tax rate on investment income was 15.3% for 1999, compared with 17.6% for 1998. In 1999, the Company realized $13.3 million in net capital losses, compared with $20.9 million of net capital gains in 1998. Capital gains and losses are a by-product of the normal investment management process and will vary substantially from period to period.

Interest expense in 1999 was $16.6 million, $6.0 million higher than in 1998, reflecting the first full year of interest on debt issued in the fourth quarter of 1998. For further discussion, see Liquidity and Capital Resources below.

The provision for losses and loss adjustment expenses in 1999 was $8.8 million, compared with $4.0 million in 1998, representing additions to the Company's general reserve. During 1998, the Company transferred $18.4 million to its general reserve from case basis reserves due to recoveries on certain commercial mortgage transactions. This recovery allowed for a decrease of $4.1 million in the amount needed to fund the general reserve for originations of new business in 1998. The additions to the general reserve represent management's estimate of the amount required to cover the present value of the net cost of claims adequately. The Company will, on an ongoing basis, monitor these reserves and may periodically adjust such reserves, upward or downward, based on the Company's actual loss experience, its future mix of business, and future economic conditions. At December 31, 1999, the general reserve totaled $55.0 million.

Total policy acquisition and other operating expenses (excluding the cost of equity-based compensation programs, which was $17.1 million for 1999 and $19.9 million for 1998) were $49.1 million in 1999, compared with $45.6 million in 1998, an increase of $3.5 million. Further excluding the effect of refundings, total policy acquisition and other operating expenses were $45.4 million in 1999, compared with $41.2 million in 1998, an increase of $4.2 million. The increase resulted from greater amortization of deferred acquisition costs due to a higher level of core premiums earned, along with higher personnel costs. The Company's core expense ratio fell to 28.2% from 33.8% in 1998 due to higher core premiums earned.

Income before income taxes for 1999 was $164.0 million, up 4.3% from $157.3 million for 1998.

The Company's effective tax rate for 1999 was 23.5%, compared with 26.7% for 1998. The decrease in the effective tax rate is due to higher income from the Company's international joint ventures and a higher proportion of tax-exempt securities in the investment portfolio.

The weighted average number of diluted shares of common stock outstanding increased to 32,250,000 for 1999 from 30,599,000 for 1998. This increase was primarily due to the Company's issuance of stock in the fourth quarters of 1999 and 1998. For further discussion, see Liquidity and Capital Resources below.

Market Risk

The primary objective in managing the Company's investment portfolio is generation of an optimal level of after-tax investment income while preserving capital and maintaining adequate liquidity. Investment strategies are based on many factors, including the Company's tax position, fluctuation in interest rates, regulatory and rating agency criteria and other market factors. Investment decisions are carried out by one internal investment manager for fixed-income investments and several external investment managers for fixed-income and equity investments. These investment decisions are based on guidelines established by management and approved by the board of directors.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks related to financial instruments of the Company relate primarily to its investment portfolio, of which 99% was invested in fixed-income securities at

[page 21 of Annual Report]

December 31, 1999. Changes in interest rates affect the value of the Company's fixed-income portfolio. As interest rates rise, the fair value of fixed-income securities decreases. Sensitivity to interest rate movements can be estimated by projecting a hypothetical increase in interest rates of 1.0%. Based on market values and interest rates at year-end 1999, this hypothetical increase in interest rates would result in an after-tax decrease of $82.1 million in the net fair value of the Company's fixed-income portfolio. Since the Company is able to hold these investments to maturity, absent an unusually large demand for funds, it does not expect to recognize any material adverse impact to income or cash flows under the above scenario.

The Company's investment portfolio holdings are primarily U.S. dollar-denominated fixed-income securities, including municipal bonds, U.S. government bonds, and mortgage-backed, asset-backed and corporate securities. In calculating the sensitivity to interest rates for the taxable securities, U.S. Treasury rates are changed instantaneously by 1.0%, and the option-adjusted spreads of the securities are held constant. Tax-exempt securities are subjected to a change in the municipal Triple-A obligation curve that would be equivalent to a 1.0% taxable interest rate change based on the average taxable/tax-exempt ratios for the prior 12 months. The simulation for tax-exempts calculates duration by taking into account the applicable call date if the bond is at a premium or the maturity date if the bond is at a discount.

Year 2000 Disclosure

The Company encountered no problems in its systems or its vendors' systems due to the arrival of Year 2000 (Y2K). The cost to the Company for Y2K compliance was immaterial. Based on the information FSA has received from servicers and trustees, management believes that FSA will not incur any claims under its financial guaranty contracts as a result of Y2K.

Year Ended December 31, 1998 versus Year Ended December 31, 1997

Adjusted book value per common share was $47.62 at December 31, 1998, up 19.5% including dividends from year-end 1997. Excluding realized and unrealized capital gains and losses, adjusted book value per share rose 17.3% including dividends.

The Company's 1998 net income was $115.4 million ($3.77 per share), compared with $94.7 million ($3.06 per share) for 1997, an increase of 21.8%. Core net income was $107.5 million ($3.51 per share) for 1998, compared with $90.7 million ($2.93 per share) for 1997, an increase of 18.5%. Total core revenues increased in 1998 by $29.8 million, to $201.4 million for 1998 from $171.6 million for 1997, while total core expenses increased only $7.6 million. Operating net income was $114.9 million ($3.76 per share) for 1998 versus $95.9 million ($3.10 per share) for 1997, an increase of $19.0 million, or 19.8%.

FSA benefited in 1998 from growth of its core markets and a flight to quality created by volatility in worldwide capital markets. As credit spreads widened for securities at all levels in the credit spectrum, the value of FSA's guaranty increased, and the Company was able to increase production volume significantly while maintaining pricing and underwriting standards.

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

[page 22 of Annual Report]

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

Total policy acquisition and other operating expenses (excluding the cost of equity-based compensation programs, which was $19.9 million for 1998 and $20.5 million for 1997) were $45.6 million in 1998, compared with $38.0 million in 1997, an increase of $7.6 million. Further excluding the effect of refundings, total policy acquisition and other operating expenses were $41.2 million in 1998, compared with $34.7 million in 1997, an increase of $6.5 million. The increase resulted from greater amortization of deferred acquisition costs due to a higher level of core premiums earned, along with higher personnel costs. The Company's core expense ratio fell to 33.8% from 35.3% in 1997.

Income before income taxes for 1998 was $157.3 million, up 21.4% from $129.5 million for 1997.

[page 23 of Annual Report]

The Company's effective tax rate for 1998 was 26.7%, compared with 26.9% for 1997.

The weighted average number of diluted shares of common stock outstanding decreased from 30,913,000 for 1997 to 30,599,000 for 1998. This decrease was primarily due to stock repurchases by the Company's rabbi trust to fund obligations under employee benefit plans, partially offset by an increase in the dilutive effect of the Company's redeemable preferred stock and shares unissued or contingently issuable for employee benefit plans.

Liquidity and Capital Resources

The Company's consolidated invested assets at December 31, 1999, net of unsettled security transactions, were $1,937.1 million, compared with the December 31, 1998 balance of $1,770.6 million. These balances include the change in the market value of the investment portfolio, which had an unrealized loss position of $73.5 million at December 31, 1999, compared with an unrealized gain position of $58.0 million at December 31, 1998. At December 31, 1999, the Company had, at the holding company level, an investment portfolio of $33.5 million available to fund the liquidity needs of its activities outside of its insurance operations. Because the majority of the Company's operations are conducted through FSA, the long-term ability of the Company to service its debt and to declare and pay dividends will largely depend upon its receipt of dividends from, or payment on surplus notes by, FSA and upon external financings.

FSA's ability to pay dividends is dependent upon FSA's financial condition, results of operations, cash requirements, rating agency approval and other related factors, and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states. Under New York insurance law, FSA may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by FSA during the preceding 12 months, the dividends do not exceed the lesser of (i) 10% of policyholders' surplus as of its last statement filed with the New York Superintendent of Insurance or (ii) adjusted net investment income during this period. FSA paid no dividends in 1999. Based upon FSA's statutory statements for the quarter ended December 31, 1999, and considering dividends that can be paid by its subsidiary, the maximum amount available for payment of dividends by FSA without regulatory approval over the following 12 months is approximately $82.0 million. In addition, the Company holds $120.0 million of surplus notes of FSA. Payments of principal or interest on such notes may be made with the approval of the New York Insurance Department.

Dividends paid by the Company to its shareholders increased to $14.1 million in 1999 from $12.8 million in 1998 and to $0.465 per common share in 1999 from $0.44 in 1998. In addition to paying dividends, the Company uses funds to make debt service payments and to repurchase shares of the Company's common stock to fund employee benefit plans. During 1999 and 1998, the Company purchased $2.6 million and $23.9 million, respectively, of its stock for employee benefit plans.

During the fourth quarter of 1999, the Company sold 2,583,764 shares at $54.20 per share for a total of $140.0 million. The Company issued 1,400,000 new shares and also sold 1,183,764 shares from its treasury and rabbi trust accounts. The proceeds augmented the Company's capital base for future growth and for anticipated employee compensation payments at the beginning of

2000. During the fourth quarter of 1998, the Company issued $100.0 million of 6.950% Senior Quarterly Income Debt Securities due November 1, 2098 and callable on or after November 1, 2003. The Company used these proceeds to augment the capital in its insurance company subsidiaries and for general corporate purposes. The Company also has outstanding $130.0 million of 7.375% Senior Quarterly Income Debt Securities due September 30, 2097 and callable on or after September 18, 2002.

In May 1996, the Company entered into forward agreements with two financial institutions (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either (i) to purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) to direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs (net of dividends) in cash or additional shares, at its option. The Company made the economic benefit and risk of 750,000 of these shares available for subscription by certain of the

[page 24 of Annual Report]

Company's employees and directors. When an individual participant exercises Forward Shares under the subscription program, the Company settles with the participant but does not necessarily close out the corresponding Forward Share position with the Counterparties. The cost of these settlements during 1999 and 1998 was zero and $0.7 million, respectively. At December 31, 1999, 562,200 Forward Shares remained in the program. Of these, 33,078 shares were held for the benefit of the Company as a result of the repurchase of Forward Shares from employees and directors, and 529,122 shares continued to be held for the benefit of employees and directors. In the fourth quarter of 1999, the Company entered into additional forward agreements with two counterparties to purchase 750,000 Forward Shares at an initial cost of $53.50 per share. These agreements are similar to the Forward Share agreements described above, and the economic benefit and risk of these shares are for the account of the Company's employees and directors as described above. At December 31, 1999, all 750,000 shares were outstanding. In total, for both plans, net income will be affected by approximately $0.8 million, or $0.03 per share, for each dollar change in the Company's share price.

In December 1999, Financial Security Assurance International Ltd., an indirect subsidiary of FSA, received $50.0 million of additional capital. FSA contributed $40.0 million, and XL Capital Ltd contributed the remaining $10.0 million to maintain its minority interest in the subsidiary.

FSA's primary uses of funds are to pay operating expenses and to pay dividends to, or repay surplus notes held by, its parent. FSA's funds are also required to satisfy claims, if any, under insurance policies in the event of default by an issuer of an insured obligation and the unavailability or exhaustion of other payment sources in the transaction, such as the cash flow or collateral underlying the obligations. FSA seeks to structure asset-backed transactions to address liquidity risks by matching insured payments with available cash flow or other payment sources. The insurance policies issued by FSA provide, in general, that payments of principal, interest and other amounts insured by FSA may not be accelerated by the holder of the obligation but are paid by FSA in accordance with the obligation's original payment schedule or, at FSA's option, on an accelerated basis. These policy provisions prohibiting acceleration of certain claims are mandatory under Article 69 of the New York Insurance Law and serve to reduce FSA's liquidity requirements.

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

FSA has a credit arrangement, aggregating $150.0 million at December 31, 1999, that is provided by commercial banks and intended for general application to transactions insured by FSA and its insurance company subsidiaries. At December 31, 1999, there were no borrowings under this arrangement, which expires on April 28, 2000, unless extended. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186.9 million, of which $99.3 million was unutilized at December 31, 1999.

FSA has a standby line of credit in the amount of $240.0 million with a group of international banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $230.0 million or 5.75% of average annual debt service of the covered portfolio. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term beginning on April 30, 1999 and expiring on April 30, 2006 and contains an annual renewal provision subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 1999.

The Company has no plans for material capital expenditures within the next twelve months.

[page 25 of Annual Report]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Financial Security Assurance Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Financial Security Assurance Holdings Ltd. and Subsidiaries (the Company) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                  /s/ PRICEWATERHOUSECOOPERS LLP
                                                      PRICEWATERHOUSECOOPERS LLP

New York, New York
January 25, 2000, except for
Note 22, as to which the date
is March 14, 2000

[page 26 of Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)

                                                              December 31,   December 31,
ASSETS                                                           1999            1998
------                                                           ----            ----
Bonds at market value (amortized cost of $1,919,677
and $1,655,042)                                               $ 1,852,669    $ 1,708,040
Equity investments at market value (cost of $30,104
and $64,292)                                                       23,606         68,243
Short-term investments                                            263,747         98,554
                                                              -----------    -----------

Total investments                                               2,140,022      1,874,837
Cash                                                                6,284          3,490
Deferred acquisition costs                                        198,048        199,559
Prepaid reinsurance premiums                                      285,105        217,096
Reinsurance recoverable on unpaid losses                            9,492          6,421
Receivable for securities sold                                     40,635          1,655
Investment in unconsolidated affiliates                            29,709         29,496
Other assets                                                      196,349        119,712
                                                              -----------    -----------

TOTAL ASSETS                                                  $ 2,905,644    $ 2,452,266
                                                              ===========    ===========

LIABILITIES AND MINORITY INTEREST, REDEEMABLE
PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Deferred premium revenue                                      $   844,146    $   721,699
Losses and loss adjustment expenses                                87,309         72,007
Deferred federal income taxes                                      43,341         87,254
Ceded reinsurance balances payable                                 36,387         31,502
Payable for securities purchased                                  243,519        105,859
Notes payable                                                     230,000        230,000
Minority interest                                                  32,945         20,388
Accrued expenses and other liabilities                            135,313        117,421
                                                              -----------    -----------

TOTAL LIABILITIES AND MINORITY INTEREST                         1,652,960      1,386,130
                                                              -----------    -----------

COMMITMENTS AND CONTINGENCIES

Redeemable preferred stock (20,000,000 and 3,000,000 shares
  authorized; 2,000,000 issued and outstanding; par value
  of $.01 per share)                                                   20             20

Additional paid-in capital - preferred                                680            680
                                                              -----------    -----------

REDEEMABLE PREFERRED STOCK                                            700            700
                                                              -----------    -----------

Common stock (200,000,000 and 50,000,000 shares authorized;
  33,676,301 and  32,276,301 issued; par value of $.01 per
  share)                                                              337            323
Additional paid-in capital - common                               836,853        733,442
Accumulated other comprehensive income (loss) [net of
  deferred income tax provision (benefit)
  of $(25,727) and $20,288]                                       (47,779)        37,678
Accumulated earnings                                              436,417        325,150
Deferred equity compensation                                       52,670         43,946
Less treasury stock at cost (961,418
  and 2,372,839 shares held)                                      (26,514)       (75,103)
                                                              -----------    -----------

TOTAL  SHAREHOLDERS' EQUITY                                     1,251,984      1,065,436
                                                              -----------    -----------

TOTAL LIABILITIES AND MINORITY INTEREST,  REDEEMABLE
PREFERRED STOCK AND  SHAREHOLDERS' EQUITY                     $ 2,905,644    $ 2,452,266
                                                              ===========    ===========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[page 27 of Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in thousands, except per share data)

Year Ended December 31,
REVENUES:                                                        1999         1998         1997
                                                              ---------    ---------    ---------
   Net premiums written                                       $ 230,435    $ 219,853    $ 172,878
   Increase in deferred premium revenue                         (55,476)     (81,926)     (63,367)
                                                              ---------    ---------    ---------

   Premiums earned                                              174,959      137,927      109,511
   Net investment income                                         94,723       78,823       72,085
   Net realized gains (losses)                                  (13,301)      20,890       11,522
   Other income                                                   1,323          474        9,303
                                                              ---------    ---------    ---------

                      TOTAL REVENUES                            257,704      238,114      202,421
                                                              ---------    ---------    ---------
EXPENSES:
   Losses and loss adjustment expenses                            8,829        3,949        9,156
   Interest expense                                              16,614       10,625        5,325
   Policy acquisition costs                                      39,809       35,439       27,962
   Other operating expenses                                      26,429       30,006       30,430
                                                              ---------    ---------    ---------

                      TOTAL EXPENSES                             91,681       80,019       72,873
                                                              ---------    ---------    ---------

Minority interest and equity in earnings of unconsolidated
   affiliates                                                    (2,045)        (844)          --
                                                              ---------    ---------    ---------

INCOME BEFORE INCOME TAXES                                      163,978      157,251      129,548
                                                              ---------    ---------    ---------
Provision (benefit) for income taxes:
   Current                                                       36,471       44,140       22,966
   Deferred                                                       2,102       (2,245)      11,898
                                                              ---------    ---------    ---------

   Total provision                                               38,573       41,895       34,864
                                                              ---------    ---------    ---------
      NET INCOME                                                125,405      115,356       94,684
   OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
      Unrealized gains (losses) on securities:
         Holding gains (losses) arising during period
            [net of deferred income tax provision (benefit)
            of $(51,221), $14,024 and $12,701]                  (95,125)      26,045       23,587
         Less:  reclassification adjustment for losses
            (gains) included in net income [net of deferred
            income tax benefit (provision) of $3,633,
            $(7,311) and $(4,033)]                                9,668      (13,579)      (7,489)
                                                              ---------    ---------    ---------

         Other comprehensive income (loss)                      (85,457)      12,466       16,098
                                                              ---------    ---------    ---------
      COMPREHENSIVE INCOME                                    $  39,948    $ 127,822    $ 110,782
                                                              =========    =========    =========
      As based upon net income:
        Basic earnings per common share                       $    4.08    $    3.96    $    3.16
                                                              =========    =========    =========
        Diluted earnings per common share                     $    3.89    $    3.77    $    3.06
                                                              =========    =========    =========

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[page 28 of Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)

                                          Additional  Unrealized
                                           Paid-In      Gain                    Deferred
                                  Common   Capital-   (Loss) on   Accumulated    Equity     Treasury
                                  Stock    Common    Investments    Earnings  Compensation   Stock          Total
                                  -----    ------    -----------    --------  ------------   -----          -----
BALANCE, December 31, 1996        $ 323   $ 695,118   $   9,114    $ 139,986   $ 12,069    $ (58,785)   $   797,825

Net income for the year                                               94,684                                 94,684

Net change in accumulated
comprehensive
   income (net of deferred
   income taxes of $8,667)                               16,098                                              16,098

Dividends paid on common
stock ($0.405 per share)                                             (12,099)                               (12,099)

Deferred equity compensation                                                     17,781                      17,781

Deferred equity payout                          187                              (3,287)          56         (3,044)

Purchase of 162,573 shares
of common stock                                                                               (5,434)        (5,434)

Issuance of 125,106 shares
of treasury stock for options
exercised                                       688                                (382)       3,042          3,348

Forward share settlements
with counterparties                                                                          (33,910)       (33,910)
                                  -----   ---------   ---------    ---------   --------    ---------    -----------
BALANCE, December 31, 1997          323     695,993      25,212      222,571     26,181      (95,031)       875,249

Net income for the year                                              115,356                                115,356

Net change in accumulated
comprehensive income (net
of deferred income taxes
of $6,713)                                               12,466                                              12,466

Dividends paid on common
stock ($0.44 per share)                                              (12,777)                               (12,777)

Deferred equity compensation                                                     23,970                      23,970

Deferred equity payout                          750                              (6,371)         204         (5,417)

Purchase of 496,940 shares of
  common stock                                                                               (23,907)       (23,907)

Issuance of 1,632,653 shares
of treasury stock for XL stock               36,721                                           43,279         80,000

Issuance of 13,295 shares of
treasury stock for options
exercised                                       (22)                                166          352            496
                                  -----   ---------   ---------    ---------   --------    ---------    -----------

BALANCE, December 31, 1998          323     733,442      37,678      325,150     43,946      (75,103)     1,065,436

Net income for the year                                              125,405                                125,405

Net change in accumulated
comprehensive income (net
of deferred income tax
benefit of $46,015)                                     (85,457)                                            (85,457)

Dividends paid on common
stock ($0.465 per share)                                             (14,138)                               (14,138)

Deferred equity compensation                                                     19,822                      19,822

Deferred equity payout                        1,535                             (11,087)       1,644         (7,908)

Purchase of 53,165 shares of
common stock                                                                                  (2,571)        (2,571)

Issuance of 450 shares of
treasury stock for options
exercised                                         3                                 (11)          18             10

Sale of 1,183,764 shares of
treasury stock and 1,400,000
shares of unissued common stock      14      95,986                                           43,715        139,715

Sale of 221,100 shares of
treasury stock                                5,887                                            5,783         11,670
                                  -----   ---------   ---------    ---------   --------    ---------    -----------

BALANCE, December 31, 1999        $ 337   $ 836,853   $ (47,779)   $ 436,417   $ 52,670    $ (26,514)   $ 1,251,984
                                  =====   =========   =========    =========   ========    =========    ===========

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[page 29 of Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

Year Ended December 31,
                                                   1999           1998           1997
                                               -----------    -----------    -----------
Cash flows from operating activities:
   Premiums received, net                      $   230,394    $   247,229    $   171,145
   Policy acquisition and other operating
     expenses paid, net                            (51,702)       (53,306)       (43,279)
   Recoverable advances paid                        (2,335)        (4,073)        (7,629)
   Losses and loss adjustment expenses
     recovered (paid)                                3,302         16,535         (6,463)
   Net investment income received                   80,803         70,146         65,662
   Federal income taxes paid                       (39,603)       (54,020)       (19,797)
   Interest paid                                   (16,306)        (9,614)        (5,158)
   Other                                               357         (1,623)        (2,017)
                                               -----------    -----------    -----------

          Net cash provided by operating
            activities                             204,910        211,274        152,464
                                               -----------    -----------    -----------

Cash flows from investing activities:
   Proceeds from sales of bonds                  2,123,445      1,908,098      1,074,658
   Proceeds from sales of equity investments        87,471         33,613          3,568
   Proceeds from maturities of bonds                    --             --         32,468
   Purchases of bonds                           (2,303,633)    (2,257,947)    (1,229,612)
   Purchases of equity investments                 (46,581)       (48,475)       (24,662)
   Net gain on sale of subsidiaries                     --             --          7,986
   Purchases of property and equipment              (1,132)        (1,168)        (3,097)
   Net decrease (increase) in short-term
     investments                                  (161,147)        39,513        (55,551)

   Other investments                                (5,894)       (14,610)            --
                                               -----------    -----------    -----------

          Net cash used for investing
            activities                            (307,471)      (340,976)      (194,242)
                                               -----------    -----------    -----------

Cash flows from financing activities:
   Issuance of notes payable, net                       --         96,850        125,905
   Repayment of notes payable                           --             --        (30,000)
   Dividends paid                                  (14,138)       (12,777)       (12,099)
   Treasury stock, net                                 628        (23,686)       (36,246)
   Sale of stock                                   151,385
   Issuance of stock for acquisition of
     subsidiary (a)                                     --         60,000             --
   Other                                           (32,520)           330         (1,453)
                                               -----------    -----------    -----------

          Net cash provided by financing
            activities                             105,355        120,717         46,107
                                               -----------    -----------    -----------

Net increase (decrease) in cash                      2,794         (8,985)         4,329


Cash at beginning of year                            3,490         12,475          8,146
                                               -----------    -----------    -----------

Cash at end of year                            $     6,284    $     3,490    $    12,475
                                               ===========    ===========    ===========

                                    Continued

(a) The Company exchanged $20,000 of its stock at fair market value for $20,000 of XL stock at fair market value.

        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                             (Dollars in thousands)

                                                       Year Ended December 31,
                                                       -----------------------
                                                    1999         1998         1997
                                                 ---------    ---------    ---------
Reconciliation of net income to net cash
flows from operating activities:
Net income                                       $ 125,405    $ 115,356    $  94,684
   Increase in accrued investment income            (4,136)      (3,613)      (2,504)
   Increase in deferred premium revenue and
     related foreign exchange adjustment            54,438       82,530       62,101
   Decrease (increase) in deferred
     acquisition costs                               1,511      (28,461)     (24,865)
   Increase (decrease) in current federal
     income taxes payable                            6,166       (1,674)       7,891
   Increase in unpaid losses and loss
     adjustment expenses                            12,231       20,786        2,596
   Increase in amounts withheld for others              --           82          133
   Provision (benefit) for deferred income
     taxes                                           2,102       (2,245)      15,170
   Net realized losses (gains) on investments       13,301      (20,890)     (11,522)
   Deferred equity compensation                      8,725       17,765       14,299
   Depreciation and accretion of bond discount      (2,837)      (4,523)      (2,802)
   Minority interest and equity in earnings of
     unconsolidated affiliates                       2,045          844           --
   Net gain on sale of subsidiaries                     --           --       (7,986)
   Change in other assets and liabilities          (14,041)      35,317        5,269
                                                 ---------    ---------    ---------
Cash provided by operating activities            $ 204,910    $ 211,274    $ 152,464
                                                 =========    =========    =========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

[pages 30 through 44 of Annual Report]

                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1. ORGANIZATION AND OWNERSHIP

      Financial Security Assurance Holdings Ltd. (the Company) is a holding company incorporated in the State of New York. The Company is principally engaged, through its insurance company subsidiaries, in providing financial guaranty insurance on asset-backed and municipal obligations. The Company's underwriting policy is to insure asset-backed and municipal obligations that it determines would be of investment-grade quality without the benefit of the Company's insurance. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets, such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer's obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis.

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

      At December 31, 1997, the Company was owned 42.1% by U S WEST Capital Corporation (U S WEST), 12.0% by Fund American Enterprises Holdings, Inc. (Fund American), 6.7% by The Tokio Marine and Fire Insurance Co., Ltd. (Tokio Marine) and 39.2% by the public and employees. On November 3, 1998, the Company issued 1,632,653 common shares out of treasury to XL Capital Ltd (XL), which was named EXEL Limited until February 1999, in exchange for $80,000,000 of XL's common stock in conjunction with the creation of a new subsidiary (see Note 7). At December 31, 1998, the Company was owned 40.5% by MediaOne Capital Corporation (MediaOne), formerly U S WEST, 11.6% by Fund American, 6.4% by Tokio Marine, 5.5% by XL and 36.0% by the public and employees. At December 31, 1999, the Company was owned 5.3% by MediaOne, 21.2% by White Mountains Insurance Group, Ltd. (White Mountains), formerly Fund American, 8.0% by Tokio Marine, 7.8% by XL and 57.7% by the public and employees. These percentages are calculated based upon outstanding shares, which are reduced by treasury shares as presented in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which, for the insurance company subsidiaries, differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note 5). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company's consolidated balance sheets at December 31, 1999 and 1998 and the reported amounts of revenues and expenses in the consolidated statements of income during the years ended December 31, 1999, 1998 and 1997. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses and the deferral and amortization of deferred policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

      Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries, FSA Portfolio Management Inc., Transaction Services Corporation, Financial Security Assurance Inc. (FSA), FSA Insurance Company, Financial Security Assurance International Ltd., Financial Security Assurance of Oklahoma, Inc. and Financial Security Assurance (U.K.) Limited (collectively, the Subsidiaries). All intercompany accounts and transactions have been eliminated. Certain prior-year balances have been reclassified to conform to the 1999 presentation.

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

      Bond discounts and premiums are amortized on the effective yield method over the remaining terms of the securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments, which are those investments with a maturity of less than one year at time of purchase, are carried at market value, which approximates cost. Cash equivalents are amounts deposited in money market funds and investments with a maturity at time of purchase of three months or less and are included in short-term investments. Realized gains or losses on sale of investments are determined on the basis of specific identification. Investment income is recorded as earned.

      The Company holds derivative securities, including U.S. Treasury bond futures contracts and call option contracts, that are not accounted for as hedges and are marked to market on a daily basis. Any gains or losses are included in realized capital gains or losses.

      Investments in unconsolidated affiliates are based on the equity method of accounting (see Note 20).

      Premium Revenue Recognition

      Gross and ceded premiums are earned in proportion to the amount of risk outstanding over the expected period of coverage. The amount of risk outstanding is equal to the sum of the par amount of debt insured. Deferred premium revenue and prepaid reinsurance premiums represent the portion of premium that is applicable to coverage of risk to be provided in the future on policies in force. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium revenue and prepaid reinsurance premium, less any amount credited to a refunding issue insured by the Company, are recognized.

      Losses and Loss Adjustment Expenses

      A case basis reserve for unpaid losses and loss adjustment expenses is recorded at the present value of the estimated loss when, in management's opinion, the likelihood of a future loss is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using current risk-free rates ranging from 5.5% to 6.1%.

      The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future. The general reserve is calculated by applying a loss factor to the total net par amount outstanding of the Company's insured obligations over the term of such insured obligations and discounting the result at risk-free rates. The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and the Company's portfolio characteristics and history.

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

      Deferred Acquisition Costs

      Deferred acquisition costs comprise those expenses that vary with, and are primarily related to, the production of business, including commissions paid on reinsurance assumed, compensation and related costs of underwriting and marketing personnel, certain rating agency fees, premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Deferred acquisition costs and the cost of acquired business are amortized over the period in which the related premiums are earned. Recoverability of deferred acquisition costs is determined by considering anticipated losses and loss adjustment expenses.

      Federal Income Taxes

      The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods reflected at current income tax rates.

      Earnings per Common Share

      In 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, Earnings Per Share (EPS), specifying the computation, presentation and disclosure requirements for EPS (see Note 19). The new standard defines "basic" and "diluted" earnings per share. Basic earnings per share are based on average basic shares outstanding, which is calculated by adding shares earned but not issued under the Company's equity bonus and performance share programs to the average common shares outstanding. Diluted earnings per share are based on average diluted shares outstanding, which is calculated by adding shares contingently issuable under stock options, the performance share program and the Company's redeemable preferred stock to the average basic shares outstanding.

      Segment Reporting

      As a monoline financial guaranty insurer, the Company has no reportable operating segments.

3. INVESTMENTS

      Bonds at amortized cost of $10,979,000 and $11,481,000 at December 31, 1999 and 1998, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

      Consolidated net investment income consisted of the following (in thousands):

                                                 Year Ended December 31,
                                                 -----------------------
                                            1999           1998           1997
                                            ----           ----           ----
Bonds                                    $ 88,867       $ 71,888       $ 65,422
Equity investments                          1,495          1,075          1,393
Short-term investments                      6,664          8,391          7,206
Investment expenses                        (2,303)        (2,531)        (1,936)
                                         --------       --------       --------

Net investment income                    $ 94,723       $ 78,823       $ 72,085
                                         ========       ========       ========

The credit quality of bonds at December 31, 1999 was as follows:

                           Rating                            Percent of Bonds
                    ---------------------                    ----------------
                            AAA                                   72.3%
                             AA                                   18.5
                             A                                     8.8
                            BBB                                    0.1
                           Other                                   0.3

      The amortized cost and estimated market value of bonds were as follows (in thousands):

                                                    Gross       Gross     Estimated
                                       Amortized  Unrealized  Unrealized    Market
December 31, 1999                         Cost      Gains       Losses      Value
-----------------                         ----      -----       ------      -----
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies           $   80,446   $    27   $   (568)   $   79,905

Obligations of states and political
  subdivisions                         1,189,115     5,469    (58,571)    1,136,013

Foreign securities                         2,277         1         (1)        2,277

Mortgage-backed securities               384,349       450     (9,339)      375,460

Corporate securities                     222,703     2,123     (5,371)      219,455


Asset-backed securities                   40,787        17     (1,245)       39,559
                                      ----------   -------   --------    ----------

     Total                            $1,919,677   $ 8,087   $(75,095)   $1,852,669
                                      ==========   =======   ========    ==========

December 31, 1998

U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies           $  148,669   $ 2,432   $   (336)   $  150,765

Obligations of states and political
  subdivisions                         1,041,718    42,265       (637)    1,083,346

Mortgage-backed securities               266,770     3,920       (190)      270,500

Corporate securities                     164,697     5,539       (463)      169,773

Asset-backed securities                   33,188       494        (26)       33,656
                                      ----------   -------   --------    ----------

     Total                            $1,655,042   $54,650   $ (1,652)   $1,708,040
                                      ==========   =======   ========    ==========

The change in net unrealized gains (losses) consisted of (in thousands):

                                                    Year Ended December 31,
                                                    -----------------------
                                                 1999         1998        1997
                                              ---------      -------     -------
Bonds                                         $(120,006)     $15,319     $23,657

Equity investments                              (10,449)       2,842       1,109

Other                                            (1,017)       1,017          --
                                              ---------      -------     -------
     Change in net unrealized gains
       (losses)                               $(131,472)     $19,178     $24,766
                                              =========      =======     =======

      The amortized cost and estimated market value of bonds at December 31, 1999, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                          Amortized    Estimated
                                                            Cost      Market Value
                                                            ----      ------------

Due in one year or less                                  $    6,082   $    6,078
Due after one year through five years                       189,461      188,584
Due after five years through ten years                      154,121      153,523
Due after ten years                                       1,144,877    1,089,465
Mortgage-backed securities (stated maturities of 1 to
30 years)                                                   384,349      375,460
Asset-backed securities (stated maturities of 3 to 30
years)                                                       40,787       39,559
                                                         ----------   ----------
     Total                                               $1,919,677   $1,852,669
                                                         ==========   ==========

      Proceeds from sales of bonds during 1999, 1998 and 1997 were $2,162,425,000, $1,889,130,000 and $1,127,749,000, respectively. Gross gains of
$17,896,000, $27,439,000 and $12,437,000 and gross losses of $32,406,000,
$8,585,000 and $1,433,000 were realized on sales in 1999, 1998 and 1997, respectively.

      Proceeds from sales of equity investments during 1999, 1998 and 1997 were $87,471,000, $33,613,000 and $3,568,000, respectively. Gross gains of
$11,707,000, $2,684,000 and $33,000 and gross losses of $5,008,000, $1,331,000 and $7,000 were realized on sales in 1999, 1998 and 1997, respectively. Equity investments had gross unrealized gains of $0 and $4,504,000 and gross unrealized losses of $6,498,000 and $553,000 as of December 31, 1999 and 1998,
respectively.

      The Company held open positions in U.S. Treasury bond futures contracts with an aggregate notional amount of $30,800,000 and $57,700,000 as of December 31, 1999 and 1998, respectively. The Company held open positions in Eurodollar futures contracts with an aggregate notional amount of $155,500,000 and $1,000,000 as of December 31, 1999 and 1998, respectively. The Company also held open positions in municipal bond index futures with an aggregate notional amount of $3,000,000 as of December 31, 1999. Such positions are marked to market on a daily basis and, for the years ended December 31, 1999, 1998 and 1997, resulted in net realized gains (losses) of $(5,490,000), $883,000 and $190,000, respectively.

4. DEFERRED ACQUISITION COSTS

      Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows (in thousands):

                                                     Year Ended December 31,
                                                     -----------------------
                                                 1999         1998         1997
                                              ---------    ---------    ---------
Balance, beginning of period                  $ 199,559    $ 171,098    $ 146,233
                                              ---------    ---------    ---------
Costs deferred during the period:
   Ceding commission income                     (52,376)     (27,693)     (18,956)
   Assumed commission expense                        44           22           31
   Premium taxes                                  9,017        8,081        5,554
   Compensation and other acquisition costs      81,613       83,490       66,198
                                              ---------    ---------    ---------
                    Total                        38,298       63,900       52,827
                                              ---------    ---------    ---------

Costs amortized during the period               (39,809)     (35,439)     (27,962)
                                              ---------    ---------    ---------

Balance, end of period                        $ 198,048    $ 199,559    $ 171,098
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

      A reconciliation of net income for the calendar years 1999, 1998 and 1997 and shareholders' equity at December 31, 1999 and 1998, reported by the Company on a GAAP basis, to the amounts reported by the Subsidiaries on a statutory basis, is as follows (in thousands):

Net Income:                                       1999         1998        1997
                                               ---------    ---------    --------
GAAP BASIS                                     $ 125,405    $ 115,356    $ 94,684
Non-insurance companies net loss                   7,812        5,461       5,575
Premium revenue recognition                      (19,397)     (16,411)    (23,130)
Losses and loss adjustment expenses incurred       4,171       12,938       4,653
Deferred acquisition costs                         1,511      (28,461)    (24,865)
Deferred income tax provision                      1,375          167      16,019
Current income tax                                (9,266)      (8,206)     (7,994)
Amortization of bonds                                 --           --          56
Accrual of deferred compensation, net             22,119       33,268      26,681
Other                                               (124)         100         (61)
                                               ---------    ---------    --------

STATUTORY BASIS                                $ 133,606    $ 114,212    $ 91,618
                                               =========    =========    ========

                                                             December 31,
                                                     --------------------------
Shareholders' Equity:                                   1999           1998
                                                     -----------    -----------

GAAP BASIS                                           $ 1,251,984    $ 1,065,436
Non-insurance companies liabilities, net                  42,962         39,155
Premium revenue recognition                             (110,650)       (91,297)
Loss and loss adjustment expense reserves                 54,971         47,250
Deferred acquisition costs                              (198,048)      (199,559)
Contingency reserve                                     (473,387)      (367,454)
Unrealized loss (gain) on investments, net of
tax                                                       67,179        (55,851)
Deferred income taxes                                     53,357         95,398
Accrual of deferred compensation                          80,811         70,022
Surplus notes                                            120,000        120,000
Other                                                    (42,484)       (52,844)
                                                     -----------    -----------

STATUTORY BASIS SURPLUS                              $   846,695    $   670,256
                                                     ===========    ===========

SURPLUS PLUS CONTINGENCY RESERVE                     $ 1,320,082    $ 1,037,710
                                                     ===========    ===========

6. FEDERAL INCOME TAXES

      The Company and its Subsidiaries (except Financial Security Assurance International Ltd.) file a consolidated federal income tax return. The calculation of each member's tax benefit or liability is controlled by a tax-sharing agreement that bases the allocation of such benefit or liability upon a separate return calculation.

      Federal income taxes have not been provided on substantially all of the undistributed earnings of non-U.S. subsidiaries, since it is the Company's practice and intent to reinvest such earnings in the operations of these subsidiaries. The cumulative amount of such untaxed earnings was $6,537,000 and $0 at December 31, 1999 and 1998, respectively.

      The cumulative balance sheet effects of deferred tax consequences are (in thousands):

                                                             December 31,
                                                             ------------
                                                          1999           1998
                                                       ---------      ---------
Deferred acquisition costs                             $  65,769      $  69,079
Deferred premium revenue adjustments                      14,860         10,354
Unrealized capital gains                                      --         21,134
Contingency reserves                                      55,028         46,260
                                                       ---------      ---------
     Total deferred tax liabilities                      135,657        146,827
                                                       ---------      ---------

Loss and loss adjustment expense reserves                (18,219)       (16,613)
Deferred compensation                                    (48,975)       (41,545)
Unrealized capital losses                                (24,882)            --
Other, net                                                  (240)        (1,415)
                                                       ---------      ---------
     Total deferred tax assets                           (92,316)       (59,573)
                                                       ---------      ---------

Total deferred income taxes                            $  43,341      $  87,254
                                                       =========      =========

      No valuation allowance was necessary at December 31, 1999 or 1998.

      A reconciliation of the effective tax rate with the federal statutory rate follows:

                                                  Year Ended December 31,
                                            ----------------------------------
                                             1999          1998          1997
                                            ------        ------        ------
Tax at statutory rate                         35.0%         35.0%         35.0%
Tax-exempt interest                          (10.1)         (8.6)         (8.4)
Income of foreign subsidiary                  (1.4)           --            --
Other                                           --           0.3           0.3
                                            ------        ------        ------

Provision for income taxes                    23.5%         26.7%         26.9%
                                            ======        ======        ======

7. SHAREHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK

      On September 2, 1994, the Company issued to White Mountains 2,000,000 shares of Series A, non-dividend paying, voting, redeemable preferred stock having an aggregate liquidation preference of $700,000. The preferred stock is redeemable, at the option of the holder upon payment of the conversion price therefor, into an equal number of shares of common stock (subject to anti-dilutive adjustment). The conversion price per share (subject to anti-dilutive adjustment) is $29.65. The preferred stock will be redeemed (if then outstanding) on May 13, 2004 at a redemption price of $0.35 per share. White Mountains is entitled to one vote per share of redeemable preferred stock, voting together as a single class with the holders of common stock on all matters upon which holders of common stock are entitled to vote. As the holder of the redeemable preferred stock, White Mountains is not entitled to receive dividends or other distributions of any kind payable to shareholders of the Company, except that, in the event of the liquidation, dissolution or winding up of the Company, it is entitled to receive out of the assets of the Company available therefor, before any distribution or payment is made to the holders of common stock or to any other class of capital stock of the Company ranking junior to the Company's preferred stock, liquidation payments in the amount of $0.35 per share. White Mountains may not transfer the redeemable preferred stock, except to one of its majority-owned subsidiaries.

      In May 1996, the Company repurchased 1,000,000 shares of its common stock from MediaOne for a purchase price of $26.50 per share. At the same time, the Company also entered into forward agreements with two financial institutions (the Counterparties) in respect of 1,750,000 shares (the Forward Shares) of the Company's common stock. Under the forward agreements, the Company has the obligation either: (i) to purchase the Forward Shares from the Counterparties for a price equal to $26.50 per share plus carrying costs or (ii) to direct the Counterparties to sell the Forward Shares, with the Company receiving any excess or making up any shortfall between the sale proceeds and $26.50 per share plus carrying costs in cash or additional shares, at its option. At the same time it entered into the forward agreements, the Company made the economic benefit and risk of 750,000 of these shares available for subscription by certain of the Company's employees and directors. When an individual participant exercises Forward Shares under the subscription program, the Company settles with the participant but does not necessarily close out the corresponding Forward Share position with the Counterparties. These settlements during 1999, 1998 and 1997 were $0, $733,000 and $2,142,000, respectively. By the fourth quarter of 1997, such exercises by participants had increased the number of shares allocated to the Company from 1,000,000 shares to 1,187,800 shares. During the fourth quarter of 1997, the Company purchased 1,187,800 Forward Shares for $33,910,000 by exercising rights under the forward agreements. At December 31, 1999, 562,200 Forward Shares remained in the program. Of these, 33,078 shares were held for the benefit of the Company as a result of the repurchase of Forward Shares from employees and directors, and 529,122 shares continued to be held for the benefit of employees and directors. In the fourth quarter of 1999, the Company entered into additional forward agreements with two counterparties to purchase 750,000 Forward Shares at an initial cost of $53.50 per share. These agreements are similar to the Forward Share agreements described above, and the economic benefit and risk of these shares are for the account of the Company's employees and directors as described above. At December 31, 1999, all 750,000 shares were outstanding. In total, for both plans, net income will be affected by approximately $831,000, or $0.03 per share, for each dollar change in the Company's share price. The Company has recognized compensation expense for the difference between (i) the $26.50 per-share price for the 1996 Forward Shares and $53.50 per-share price for the 1999 Forward Shares, plus the carrying cost and (ii) the market value at December 31, 1999, 1998 and 1997 of $(1,865,000), $2,495,000 and $8,951,000,
respectively.

      On November 3, 1998, the Company and XL closed a transaction to create two new Bermuda-based financial guaranty insurance companies. Each of the new companies was initially capitalized with approximately $100,000,000. One company, Financial Security Assurance International Ltd., is an indirect subsidiary of FSA, and the other company, XL Financial Assurance Ltd, is a subsidiary of XL. The Company has a minority interest in the XL subsidiary, and XL has a minority interest in the FSA indirect subsidiary. In conjunction with forming the new companies, the Company and XL exchanged $80,000,000 of their respective common shares, with the Company delivering to XL 1,632,653 common shares out of treasury. Prior to the closing of the transaction with XL, the Company had entered into an agreement with an unrelated third party to sell for cash, at no gain or loss, $60,000,000 of the XL shares. This $60,000,000 was used to fund, in part, the Company's investment in Financial Security Assurance International Ltd.

8. DIVIDENDS AND CAPITAL REQUIREMENTS

      Under New York Insurance Law, FSA may pay a dividend to the Company without the prior approval of the Superintendent of the New York State Insurance Department only from earned surplus subject to the maintenance of a minimum capital requirement. In addition, the dividend, together with all dividends declared or distributed by FSA during the preceding twelve months, may not exceed the lesser of 10% of its policyholders' surplus shown on FSA's last filed statement, or adjusted net investment income, as defined, for such twelve-month period. As of December 31, 1999, FSA had $81,960,000 available for the payment of dividends over the next twelve months. In addition, the Company holds $120,000,000 of surplus notes of FSA. Payments of principal or interest on such notes may be made with the approval of the New York Insurance Department. In 1998, FSA repurchased $8,500,000 of its shares from its parent, representing the balance remaining of $75,000,000 that had been approved for repurchase by the New York Insurance Department.

9. CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

      FSA has a credit arrangement aggregating $150,000,000 at December 31, 1999, which is provided by commercial banks and intended for general application to transactions insured by the Subsidiaries. At

December 31, 1999, there were no borrowings under this arrangement, which expires on April 28, 2000, if not extended. In addition, there are credit arrangements assigned to specific insured transactions. In August 1994, FSA entered into a facility agreement with Canadian Global Funding Corporation and Hambros Bank Limited. Under the agreement, which expires in August 2004, FSA can arrange financing for transactions subject to certain conditions. The amount of this facility was $186,911,000, of which $99,302,000 was unutilized at December 31, 1999.

      FSA has a standby line of credit commitment in the amount of $240,000,000 with a group of international banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $230,000,000 or 5.75% of average annual debt service of the covered portfolio. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term beginning on April 30, 1999 and expiring on April 30, 2006 and contains an annual renewal provision subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 1999.

10. LONG-TERM DEBT

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

      On November 13, 1998, the Company issued $100,000,000 of 6.950% Senior QUIDS due November 1, 2098 and callable without premium or penalty on or after November 1, 2003. Interest is paid quarterly beginning on February 1, 1999. Debt issuance costs of $3,375,000 are being amortized over the life of the debt. The Company used the proceeds to augment capital in the Subsidiaries and for general corporate purposes.

11. EMPLOYEE BENEFIT PLANS

      The Subsidiaries maintain both a qualified and a non-qualified, non-contributory defined contribution pension plan for the benefit of all eligible employees. The Subsidiaries' contributions are based upon a fixed percentage of employee compensation. Pension expense, which is funded as accrued, amounted to $1,788,000 (net of forfeitures of $1,316,000), $2,584,000 and $2,535,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

      The Subsidiaries have an employee retirement savings plan for the benefit of all eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by the Internal Revenue Service [IRS Code, Section 401(k)]. The Subsidiaries' contributions are discretionary, and none have been made.

      Pursuant to the 1993 Equity Participation Plan, 3,610,780 shares of common stock, subject to anti-dilutive adjustment, were reserved for awards of options, restricted shares of common stock, and performance shares to employees for the purpose of providing, through the grant of long-term incentives, a means to attract and retain key personnel and to provide to participating officers and other key employees long-term incentives for sustained high levels of performance. The 1993 Equity Participation Plan also contains provisions that permit the Human Resources Committee to pay all or a portion of employees' bonuses in the form of shares of common stock credited to the employees at a 15% discount from current market value and paid to employees five years from the date of award. Up to an aggregate of 10,000,000 shares may be allocated to such equity bonuses.

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

      Performance shares granted under the 1993 Equity Participation Plan were as follows:

      Outstanding
          at         Granted      Earned    Forfeited   Outstanding   Market
       Beginning      During      During      During      at End     Price at
        of Year      the Year    the Year    the Year    of Year    Grant Date
        -------      --------    --------    --------    -------    ----------

1997   1,374,340     253,057     201,769     59,253     1,366,375   $35.5000
1998   1,366,375     273,656     229,378     26,145     1,384,508    46.0625
1999   1,384,508     236,915     352,726     45,672     1,223,025    53.6250

      The Company applies APB Opinion 25 and related Interpretations in accounting for its performance shares. The Company estimates the final cost of these performance shares and accrues for this expense over the performance period. The accrued expense for the performance shares was $33,442,000, $40,862,000 and $29,500,000 for the years ended December 31, 1999, 1998 and
1997, respectively. In tandem with this accrued expense, the Company estimates those performance shares that it expects to settle in stock and records this amount in shareholders' equity as deferred compensation. The remainder of the accrual, which represents the amount of performance shares that the Company estimates it will settle in cash, is recorded in accrued expenses and other liabilities. In 1996, the Company adopted disclosure provisions of SFAS No. 123. Had the compensation cost for the Company's performance shares been determined based upon the provisions of SFAS No. 123, there would have been no effect on the Company's reported net income and earnings per share.

      In November 1994, the Company created a rabbi trust and appointed an independent trustee authorized to purchase shares of the Company's common stock in open-market transactions, at times and prices determined by the trustee. These purchases are intended to fund future obligations relating to equity bonuses, performance shares and stock options under the 1993 Equity Participation Plan and other employee benefit plans and are presented as treasury stock in these financial statements.

      The Company does not currently provide post-retirement benefits, other than under its defined contribution plans, to its employees, nor does it provide post-employment benefits to former employees other than under its severance plans.

12. COMMITMENTS AND CONTINGENCIES

      The Company and its Subsidiaries lease office space and equipment under non-cancelable operating leases, which expire at various dates through 2005.

      Future minimum rental payments are as follows (in thousands):

      Year Ended December 31,
                2000                                   $3,228
                2001                                    2,915
                2002                                    2,660
                2003                                    2,683
                2004                                    2,683
             Thereafter                                 2,459
                                                      -------

               Total                                  $16,628
                                                      =======

      Rent expense for the years ended December 31, 1999, 1998 and 1997 was $4,352,000, $4,372,000 and $4,067,000, respectively.

      During the ordinary course of business, the Company and its Subsidiaries become parties to certain litigation. Management believes that these matters will be resolved with no material impact on the Company's financial position, results of operations or cash flows.

13. REINSURANCE

      The Subsidiaries reinsure portions of their risks with affiliated (see
Note 15) and unaffiliated reinsurers under quota share, first-loss and excess-of-loss treaties and on a facultative basis. The Subsidiaries' principal ceded reinsurance program consisted in 1999 of two quota share treaties, a combination quota share and aggregate excess-of-loss treaty, four first-loss treaties and seven automatic facultative facilities. One quota share treaty covered all of the Subsidiaries' approved regular lines of business, except U.S. municipal obligation insurance. Under this treaty in 1999, the Subsidiaries ceded 7.25% of each covered policy, up to a maximum of $14,500,000 insured principal per policy. At their option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 14.5% up to $29,000,000 of each covered policy. A second quota share treaty covered the Subsidiaries' U.S. municipal obligation insurance business. Under this treaty in 1999, the Subsidiaries ceded 6.5% of each covered policy that is classified by the Subsidiaries as providing U.S. municipal bond insurance as defined by
Article 69 of the New York Insurance Law up to a limit of $17,333,000 per single risk, which is defined by revenue source. At their option, the Subsidiaries could have increased, and in certain instances did increase, the ceding percentage to 35% up to $93,333,000 per single risk. These cession percentages under both treaties were reduced on smaller sized transactions. The combination quota share and aggregate excess-of-loss treaty covers qualifying emerging-market collateralized debt obligations. This treaty reinsures (i) on a quota share basis 50% of such transactions insured in 1999 and 2000 and (ii) on an aggregate excess-of-loss basis 90% of the Subsidiaries' net losses on qualifying transactions in excess of $50,000,000, up to a limit of liability of $200,000,000. The four first-loss treaties applied to qualifying U.S. mortgage-backed, U.S. auto loan-backed, U.S. multifamily housing and collateralized debt obligations. Under the seven automatic facultative facilities in 1999, the Subsidiaries, at their option, could allocate up to a specified amount for each reinsurer (ranging from

$4,000,000 to $100,000,000 depending on the reinsurer) for each transaction, subject to limits and exclusions, in exchange for which the Subsidiaries agreed to cede in the aggregate a specified percentage of gross par insured by the Subsidiaries. Each of the quota share treaties and automatic facultative facilities allowed the Subsidiaries to withhold a ceding commission to defray their expenses. The Subsidiaries also employed non-treaty quota share and first-loss facultative reinsurance on various transactions in 1999.

      In the event that any or all of the reinsuring companies were unable to meet their obligations to the Subsidiaries, or contested such obligations, the Subsidiaries would be liable for such defaulted amounts. The Subsidiaries have also assumed reinsurance of municipal obligations from unaffiliated insurers.

Amounts reinsured were as follows (in thousands):

                                                        Year Ended December 31,
                                                        -----------------------
                                                    1999        1998       1997
                                                    ----        ----       ----
Written premiums ceded                            $ 132,236    $ 99,413    $63,513
Written premiums assumed                                995         935      1,352

Earned premiums ceded                                63,615      55,939     41,713
Earned premiums assumed                               2,514       4,271      5,121

Loss and loss adjustment expense payments ceded      (2,461)     22,619      2,862
Loss and loss adjustment expense payments
assumed                                                   1           3          2

Incurred (recovered) losses and loss adjustment
   expenses ceded                                     3,124      (4,673)     3,605
Incurred (recovered) losses and loss adjustment
   expenses assumed                                      40        (139)       161

                                                           December 31,
                                                           ------------
                                                        1999          1998
                                                        ----          ----
Principal outstanding ceded                         $45,313,349   $32,914,844
Principal outstanding assumed                         1,245,430     1,360,916

Deferred premium revenue ceded                          285,105       217,096
Deferred premium revenue assumed                          9,100        10,799

Loss and loss adjustment expense reserves ceded           9,492         6,421
Loss and loss adjustment expense reserves assumed           762           723

14. OUTSTANDING EXPOSURE AND COLLATERAL

      The Company's policies insure the scheduled payments of principal and interest on asset-backed and municipal obligations. The principal amount insured (in millions) as of December 31, 1999 and 1998 (net of amounts ceded to other insurers) and the terms to maturity are as follows:

                                  December 31, 1999                     December 31, 1998
                                  -----------------                     -----------------
Terms to Maturity        Asset-Backed          Municipal       Asset-Backed          Municipal
-----------------        ------------          ---------       ------------          ---------
0 to 5 Years                  $10,272            $ 3,351            $ 8,468            $ 2,756
5 to 10 Years                  13,911              8,741              7,516              7,495
10 to 15 Years                  8,956             15,441              5,661             12,427
15 to 20 Years                    814             24,711                670             20,265
20 Years and Above             16,762             26,979             15,308             24,107
                              -------            -------            -------            -------

            Total             $50,715            $79,223            $37,623            $67,050
                              =======            =======            =======            =======

      The principal amount ceded as of December 31, 1999 and 1998 and the terms to maturity are as follows (in millions):

                                      December 31, 1999                    December 31, 1998
                                      -----------------                    -----------------
Terms to Maturity            Asset-Backed          Municipal      Asset-Backed          Municipal
-----------------            ------------          ---------      ------------          ---------
0 to 5 Years                      $ 3,962            $ 1,477            $2,727            $ 1,157
5 to 10 Years                       4,055              2,307             1,859              2,143
10 to 15 Years                      1,777              3,995             1,116              3,022
15 to 20 Years                        769              7,423               591              4,852
20 Years and Above                  3,313             16,235             3,230             12,218
                                  -------            -------            ------            -------

                 Total            $13,876            $31,437            $9,523            $23,392
                                  =======            =======            ======            =======

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

                                                      Net of Amounts Ceded                        Ceded
                                                          December 31,                         December 31,
                                                          ------------                         ------------
Types of Collateral                                  1999               1998               1999              1998
-------------------                               -------            -------            -------            ------
Residential mortgages                             $16,713            $15,647            $ 3,198            $3,324
Consumer receivables                               15,102             12,539              3,374             3,663
Government securities                               1,010                821                483               267
Pooled corporate obligations                       15,446              6,776              5,590             1,388
Commercial mortgage portfolio:
   Commercial real estate                              12                 15                 38                49
   Corporate secured                                   42                 42                300               314
Investor-owned utility obligations                    733                757                466               464
Other asset-backed obligations                      1,657              1,026                427                54
                                                  -------            -------            -------            ------

        Total asset-backed obligations            $50,715            $37,623            $13,876            $9,523
                                                  =======            =======            =======            ======

      The gross principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions):

                                               Net of Amounts Ceded         Ceded
                                                   December 31,          December 31,
                                                   ------------          ------------
Types of Issues                                   1999       1998       1999       1998
---------------                                 -------    -------    -------    -------
General obligation bonds                        $31,446    $25,337    $ 6,237    $ 4,517
Housing revenue bonds                             2,780      2,509      1,064      1,108
Municipal utility revenue bonds                  11,293      9,218      7,326      5,489
Health care revenue bonds                         5,950      5,812      4,674      3,348
Tax-supported bonds (non-general obligation)     17,719     14,731      7,095      5,238
Transportation revenue bonds                      3,482      2,937      2,918      2,154
Other municipal bonds                             6,553      6,506      2,123      1,538
                                                -------    -------    -------    -------

          Total municipal obligations           $79,223    $67,050    $31,437    $23,392
                                                =======    =======    =======    =======

      In its asset-backed business, the Company considers geographic concentration as a factor in underwriting insurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. However, after the initial issuance of an insurance policy relating to such securitization, the geographic concentration of the underlying assets may not remain fixed over the life of the policy. In addition, in writing insurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry.

      The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state, those states in which municipalities located therein issued an aggregate of 2% or more of the Company's net par amount outstanding of insured municipal securities as of December 31, 1999:

                                                       Net Par       Percent of Total        Ceded Par
                                       Number           Amount       Municipal Net Par         Amount
            State                   of Issues        Outstanding     Amount Outstanding     Outstanding
            -----                   ---------        -----------     ------------------     -----------
                                                    (in millions)                          (in millions)
California                                575            $11,543             14.6%             $ 3,737
New York                                  428              7,006              8.8                4,918
Pennsylvania                              403              5,509              7.0                1,313
Texas                                     469              5,095              6.4                2,075
Florida                                   147              4,696              5.9                1,966
New Jersey                                317              4,444              5.6                2,500
Illinois                                  420              4,103              5.2                1,304
Massachusetts                             132              2,568              3.2                1,356
Michigan                                  274              2,543              3.2                  538
Wisconsin                                 298              2,184              2.8                  253
Washington                                167              1,736              2.2                  665
All Other U.S. Jurisdictions            1,758             26,390             33.3                9,559
International                              31              1,406              1.8                1,253
                                        -----            -------            -----              -------

           Total                        5,419            $79,223            100.0%             $31,437
                                        =====            =======            =====              =======

15. RELATED PARTY TRANSACTIONS

      The Subsidiaries ceded premiums of $28,388,000, $23,838,000 and $21,216,000 to Tokio Marine for the years ended December 31, 1999, 1998 and 1997, respectively. The amounts included in prepaid reinsurance premiums at December 31, 1999 and 1998 for reinsurance ceded to Tokio Marine were $76,327,000 and $62,422,000, respectively. Reinsurance recoverable on unpaid losses ceded to Tokio Marine was $4,889,000 and $612,000 at December 31, 1999 and 1998, respectively. The Subsidiaries ceded losses and loss adjustment expenses of $3,376,000, $603,000 and $1,095,000 to Tokio Marine for the years ended December 31, 1999, 1998 and 1997, respectively. The Subsidiaries ceded premiums of $19,840,000, $7,297,000 and $15,000 to XL Insurance Company Ltd and XL Financial Assurance Ltd, subsidiaries of XL, for the years ended December 31, 1999, 1998 and 1997, respectively. The amounts included in prepaid reinsurance premiums at December 31, 1999 and 1998 for reinsurance ceded to XL Insurance Company Ltd and XL Financial Assurance Ltd were $15,813,000 and $5,306,000, respectively.

      The Subsidiaries ceded premiums of $84,000, $203,000 and $351,000 on a quota share basis to Commercial Reinsurance Company, an affiliate of MediaOne, for the years ended December 31, 1999, 1998 and 1997, respectively. The amounts included in prepaid reinsurance premiums for reinsurance ceded to this affiliate were $1,728,000 and $2,464,000 at December 31, 1999 and 1998, respectively. The amounts of reinsurance recoverable on unpaid losses ceded to this affiliate at December 31, 1999 and 1998 were $501,000 and $519,000, respectively. The Subsidiaries ceded losses and loss adjustment expenses (recoveries) of $(22,000), $(7,822,000) and $1,569,000 to this affiliate for the years ended December 31, 1999, 1998 and 1997, respectively.

      The Subsidiaries ceded premiums of $25,659,000 and $16,539,000 on a quota share basis to Enhance Reinsurance Company and Asset Guaranty Insurance Company, former affiliates of MediaOne, for the years ended December 31, 1998 and 1997, respectively. The amount included in prepaid reinsurance premiums for reinsurance ceded to these former affiliates was $58,624,000 at December 31, 1998. The amount of reinsurance recoverable on unpaid losses ceded to these former affiliates at December 31, 1998 was $1,236,000. The Subsidiaries ceded losses and loss adjustment expenses (recoveries) of $(4,134,000) and $536,000 to these affiliates for the years ended December 31, 1998 and 1997, respectively.

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

      Bonds and equity investments -- The carrying amount represents fair value. The fair value is based upon quoted market price.

      Short-term investments -- The carrying amount is fair value, which approximates cost due to the short maturity of these instruments.

      Cash, receivable for investments sold and payable for investments purchased -- The carrying amount approximates fair value because of the short maturity of these instruments.

      Investments in unconsolidated affiliates -- The carrying amount is fair value due to accounting for these investments on the equity method of accounting.

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

                                                December 31, 1999              December 31, 1998
                                                -----------------              -----------------
                                           Carrying        Estimated        Carrying       Estimated
(In thousands)                               Amount       Fair Value         Amount       Fair Value
                                             ------       ----------         ------       ----------
Assets:
   Bonds                                  $1,852,669      $1,852,669      $1,708,040      $1,708,040
   Equity investments                         23,606          23,606          68,243          68,243
   Short-term investments                    263,747         263,747          98,554          98,554
   Cash                                        6,284           6,284           3,490           3,490
   Receivable for securities sold             40,635          40,635           1,655           1,655
   Investment in unconsolidated
     affiliates                               29,709          29,709          29,496          29,496

Liabilities:
   Deferred premium revenue, net of
      prepaid reinsurance premiums           559,041         468,784         504,603         417,130
   Losses and loss adjustment
     expenses, net of reinsurance
     recoverable on unpaid losses             77,817          77,817          65,586          65,586
   Notes payable                             230,000         188,576         230,000         232,736
   Payable for investments purchased         243,519         243,519         105,859         105,859

Off-balance-sheet instruments:
   Installment premiums                           --         237,802              --         163,239

17. LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

      The Company's liability for losses and loss adjustment expenses consists of the case basis and general reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows (in thousands):

                                                                    Year Ended December 31,
                                                                    -----------------------
                                                               1999          1998           1997
                                                              -------      --------       --------
   Balance at January 1                                       $72,007      $ 75,417       $ 72,079
   Less reinsurance recoverable                                 6,421        30,618         29,875
                                                              -------      --------       --------
   Net balance at January 1                                    65,586        44,799         42,204
   Incurred losses and loss adjustment expenses:
          Current year                                          8,575         8,049          5,400
          Prior years                                             254        (4,100)         3,756
   Recovered (paid) losses and loss adjustment expenses:
          Current year                                             --            --             --
          Prior years                                           3,402        16,838         (6,561)
                                                              -------      --------       --------
   Net balance December 31                                     77,817        65,586         44,799
   Plus reinsurance recoverable                                 9,492         6,421         30,618
                                                              -------      --------       --------
        Balance at December 31                                $87,309      $ 72,007       $ 75,417
                                                              =======      ========       ========

      During 1997, the Company increased its general reserve by $9,156,000, of which $5,400,000 was for originations of new business and $3,756,000 was to reestablish a portion of the general reserve that had been previously transferred to case basis reserves. During 1997, the Company transferred $4,503,000 to case basis reserves. Giving effect to these transfers, the general reserve totaled $34,313,000 at December 31, 1997.

      During 1998, the Company increased its general reserve by $3,949,000, of which $8,049,000 was for originations of new business offset by a $4,100,000 decrease in the amount needed to fund the general loss reserve primarily because of recoveries on certain commercial mortgage transactions. During 1998, the Company transferred $18,403,000 to its general reserve from case basis reserves due to those recoveries on commercial mortgage transactions. Also during 1998, the Company transferred $9,414,000 from its general reserve to case basis reserves associated predominantly with certain consumer receivable transactions. Giving effect to these transfers, the general reserve totaled $47,251,000 at December 31, 1998.

      During 1999, the Company increased its general reserve by $8,829,000, of which $8,575,000 was for originations of new business and $254,000 was for the reestablishment of the general reserve. Also during 1999, the Company transferred to the general reserve $3,549,000 representing recoveries received on prior-year transactions and transferred from the general reserve to case basis reserves $4,580,000. Giving effect to these transfers, the general reserve totaled $54,971,000 at December 31, 1999.

      Reserves for losses and loss adjustment expenses are discounted at risk-free rates for the general reserve and for the case basis reserves at rates between 5.5% and 6.1%. The amount of discount taken was approximately $31,113,000, $28,564,000 and $19,779,000 at December 31, 1999, 1998 and 1997,
respectively.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except share data)            First       Second       Third       Fourth     Full Year
                                             -----       ------       -----       ------     ---------
1999
   Gross premiums written                   $78,334      $71,925     $111,959     $100,453    $362,671
   Net premiums written                      49,910       51,835       70,853       57,837     230,435
   Net premiums earned                       41,294       42,774       42,701       48,190     174,959
   Net investment income                     22,024       22,736       24,432       25,531      94,723
   Losses and loss adjustment expenses        2,175        1,825        1,950        2,879       8,829
   Income before taxes                       42,849       29,296       38,396       53,437     163,978
             Net income                      32,157       23,472       29,707       40,069     125,405
   Basic earnings per common share             1.05         0.77         0.97         1.28        4.08
   Diluted earnings per common share           1.01         0.73         0.93         1.22        3.89

1998
   Gross premiums written                   $54,338      $89,242      $77,024      $98,662    $319,266
   Net premiums written                      37,947       62,121       54,462       65,323     219,853
   Net premiums earned                       31,921       32,452       32,618       40,936     137,927
   Net investment income                     18,683       19,255       19,710       21,175      78,823
   Losses and loss adjustment expenses        1,047        1,047        1,046          809       3,949
   Income before taxes                       32,817       36,184       48,016       40,234     157,251
             Net income                      24,314       26,739       34,604       29,699     115,356
   Basic earnings per common share             0.84         0.92         1.20         1.00        3.96
   Diluted earnings per common share           0.81         0.88         1.15         0.96        3.77

19. EARNINGS PER SHARE

      The calculations of average basic and diluted common shares outstanding are as follows (in thousands):

                                                    Year Ended December 31,
                                                    -----------------------
                                                 1999        1998        1997
                                                ------      ------      ------
   Average common shares outstanding            30,322      28,854      29,858
      Shares earned but unissued under
   equity-based compensation plans                 398         248         170
                                                ------      ------      ------
   Average basic common shares outstanding      30,720      29,102      30,028
      Shares contingently issuable under:
         Equity-based compensation plans           656         622         395
         Redeemable preferred stock                874         875         490
                                                ------      ------      ------
   Average diluted common shares
   outstanding                                  32,250      30,599      30,913
                                                ======      ======      ======

20. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

      In June 1998, the Company invested $10,000,000 to purchase 1,000,000 shares of common stock, representing a 25% interest, in Fairbanks Capital Holding Corp. (Fairbanks), which buys, sells and services residential mortgages. In October 1999, the Company invested $4,517,000 to purchase 361,333 shares of preferred stock in Fairbanks and holds an approximate 22.2% interest in Fairbanks as of

December 31, 1999. The Company's investment in Fairbanks is accounted for using the equity method of accounting. Amounts recorded by the Company in connection with Fairbanks as of December 31, 1999 and 1998 are as follows (in thousands):

                                                          1999          1998
                                                        --------       -------

  Investment in Fairbanks                               $ 13,078       $ 9,263
  Equity in earnings (losses) from Fairbanks, net of
    goodwill amortization                                   (702)         (788)

      At December 31, 1999 and 1998, the Company's retained earnings included $(1,490,000) and $(788,000), respectively, of accumulated undistributed earnings (losses) of Fairbanks (net of goodwill amortization).

      In November 1998, the Company invested $19,900,000 to purchase a 19.9% interest in XL Financial Assurance Ltd (XLFA), a financial guaranty insurance subsidiary of XL (see Note 7). In February 1999, the Company sold $4,900,000 of its interest back to XLFA, giving the Company a 15.0% interest in XLFA as of December 31, 1999. The Company's investment in XLFA is accounted for using the equity method of accounting because the Company has significant influence over XLFA's operations. Amounts recorded by the Company in connection with XLFA as of December 31, 1999 and 1998 are as follows (in thousands):

                                                         1999             1998
                                                        -------          -------

     Investment in XLFA                                 $16,631          $20,233
     Equity in earnings from XLFA                         1,372              333
     Dividends received from XLFA                            74               --

      At December 31, 1999 and 1998, the Company's retained earnings included $1,631,000 and $333,000, respectively, of accumulated undistributed earnings of XLFA.

21. MINORITY INTEREST IN SUBSIDIARY

      In November 1998, Financial Security Assurance International Ltd. (International), a Bermuda-based financial guaranty subsidiary of FSA (see Note
7), sold to XL $20,000,000 of preferred shares representing a minority interest in International. In December 1999, International sold to XL an additional $10,000,000 of preferred shares to maintain its minority ownership percentage. The preferred shares are Cumulative Participating Voting Preferred Shares, which in total have a minimum fixed dividend of $1,500,000 per annum. For the years ended December 31, 1999 and 1998, the Company recognized minority interest of $2,715,000 and $388,000, respectively.

22. SUBSEQUENT EVENT

      On March 14, 2000, the Company announced that it had entered into a merger agreement pursuant to which the Company would become a wholly owned subsidiary of Dexia S.A., a publicly held Belgian corporation, subject to shareholder approval and satisfaction of regulatory and other closing conditions. Pursuant to the merger, each outstanding share of the Company's common stock will be converted into the right to receive $76.00 in cash. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance in France, Belgium and other European countries.

      In conjunction with this transaction, the Company anticipates, at closing, valuing its liabilities under the Company's equity-based compensation plans at the transaction price and changing its assumption regarding those plans by assuming all future payments will be settled in cash or, as the case may be, exchanged at the cash value for alternative investments and settled upon expiration of any applicable deferral period. It also intends to settle its Forward Share agreements at the merger price.

      While the effect on the Company's consolidated operating results and financial position between December 31, 1999 and the closing date (assuming the transaction closes) cannot be accurately predicted, had the above transaction been effective at December 31, 1999, the pro forma effect would have been to decrease reported 1999 net income and December 31, 1999 stockholders' equity by $44,700,000 and $18,800,000, respectively.

      There can be no assurance that this transaction will close or that it will close without modification.

[page 48 of Annual Report]

Common Stock Data

                                                              Market Price
                                               -------------------------------------------
                               Dividends per
                               Share               High           Low           Close
1999
Quarter ended March 31               $0.1125       $55.4375      $46.1250      $49.6250
Quarter ended June 30                $0.1125        59.1250       47.8125       52.0000
Quarter ended September 30           $0.1200        55.5000       46.6875       51.6875
Quarter ended December 31            $0.1200        60.2500       47.8750       52.1250

1998
Quarter ended March 31               $0.1075       $56.4375      $44.0000      $54.6250
Quarter ended June 30                $0.1075        60.3750       54.6250       58.7500
Quarter ended September 30           $0.1125        61.1250       45.2500       48.7500
Quarter ended December 31            $0.1125        56.7500       38.8750       54.2500